UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 February 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP | Financial results for the half year ended 31 December 2025

Financial results for the half year ended 31 December 2025	17 February 2026

Operational excellence; strong margins, cash flows and growth; >50% of Group EBITDA from Copper

“We continue to prosecute our strategy of operational excellence, distinctive social value creation and growth in copper and potash. We have achieved ~30% growth in copper production in the last four years, positioning us ahead of the strengthening copper market that we had anticipated.

This half marks a milestone for BHP with Copper contributing the largest share of our overall earnings, at 51% of Underlying EBITDA. BHP is the world’s largest copper producer and with strong performance at Escondida, and solid contributions from our other operations in Chile and South Australia, we have increased FY26 group copper guidance to 1.9 – 2.0 Mt. This is allowing us to maximise increased earnings from the recent run up in copper prices as well as gold.

With four compelling growth options across Chile, Argentina, Arizona and South Australia, we are well positioned to capture the forecast higher long term copper prices. We expect first production and revenue from the Jansen Stage 1 potash project in mid-CY27. Following completion of our definitive updated cost estimate, at our recent Operational Review we announced an increase in Jansen Stage 1 project expenditure to US$8.4 bn.

Our Western Australia iron ore business continues to deliver for shareholders. WAIO achieved record first half production and shipments and we further strengthened our position as the world’s lowest cost major iron ore producer. We continue to invest in this business. We are adding a sixth rail car dumper at Port Hedland so trains can unload faster, supporting an uplift in sustainable volumes to >305 Mt.

At a Group level, we again delivered a safe, reliable half, with resilient margins and cash flows that support disciplined investment and strong shareholder returns. Underlying EBITDA increased 25% to US$15.5 bn with an Underlying EBITDA margin of 58%. Underlying Attributable profit also increased by more than 20% to US$6.2 bn. Underlying ROCE increased by around 3 percentage points to circa 24%.

Consistently strong cash generation and balance sheet strength remain hallmarks of BHP. We generated US$9.4 bn in operating cash and finished the half with net debt of US$14.7 bn, comfortably around the midpoint of our US$10–20 bn target range.

We determined an interim dividend of US 73 cents per share, equivalent to a 60% payout ratio, reflecting strong operating performance, disciplined capital allocation and confidence in our outlook.

Today, we announced the most valuable silver streaming agreement ever relating to our share of Antamina’s future silver production, which follows the agreement in December relating to our share of WAIO’s inland power consumption. These are examples of our active approach to capital portfolio and asset management, improving our financial flexibility and unlocking value. Together, these agreements will unlock over US$6 bn of cash. We see the potential to unlock up to a total of US$10 bn.

Looking ahead we expect circa 3% global economic growth in CY26. China’s economy is resilient after meeting its around 5% target last year. India continues to outperform. We are optimistic that the economic backdrop is supportive for our key commodities. Against a structurally higher cost environment, these conditions reinforce the importance of productivity and cost discipline and play to the strengths of BHP’s low cost, diversified portfolio.

Our growth pipeline sets BHP apart, both from expansion of our existing Tier 1 assets and exciting greenfield projects like Jansen, Vicuña and Resolution, and will allow us to deliver resilient returns through the cycle.”

Mike Henry, BHP Chief Executive Officer

Safety	Operational excellence

Maintaining strong safety performance	Operational records in copper and iron ore

Our High Potential Injury Frequency (HPIF)[i] declined 20% relative to H2 FY25 and is 67% lower now compared to HY20, demonstrating sustained, long-term improvement in safety performance.

This has been driven by our continued investment in engineering controls, automation and expanding use of technology to identify hazards earlier and reduce risk exposure. Our safety performance is further enabled through the BHP Operating System (BOS).

We achieved record performance across many assets. At Escondida, record concentrator throughput underpinned strong production, even as grade declined. With our other copper assets also performing well, we have increased our FY26 Group copper production guidance, and Escondida’s FY27 production guidance.

In iron ore, WAIO achieved record first half production and shipments, and record material mined, while strengthening our position as the lowest cost major iron ore producer globally.ii Group gold production increased, with record refined gold output at Copper SA (up 33%), while Group silver production increased 29%.

Financial results	Net cash tax paid

Attributable profit US$5.6 bn 28% HY25 US$4.4 bn	Net income tax and royalty-related taxation US$3.6 bn 5% HY25 US$3.4 bn

The significant increase in Attributable profit was driven by operational excellence and disciplined cost control, alongside average higher prices. Copper and Iron ore were standout performers with Underlying EBITDA marginsiii of 66% and 62% respectively. The Copper segment (Copper) contributed >50% of Group Underlying EBITDAiii for the first time.iv

BHP continues to be one of the top three corporate taxpayers in Australia[v] and one of the largest in Chile.

Our global adjusted effective tax rateiii remains elevated at 36.6% (HY25: 36.4%) and is 43.0% (HY25: 44.2%) once revenue and production-based royalties are included.

Investing in growth	Shareholder value

Capital and exploration expenditureiii US$5.3 bn 1% HY25 US$5.2 bn	Fully franked interim dividend US$0.73 per share 60% payout ratio

We are continuing to invest in our sector-leading pipeline of organic growth projects at Jansen, Escondida, Copper SA and WAIO, which we expect will help drive our attributable copper equivalent (CuEq) production growth to a CAGR of 3 – 4% between FY27 – FY35.vi	We have determined an interim dividend of US$3.7 bn, extending our track record of strong returns while also investing in growth. Including this dividend, we will have returned >US$110 bn to shareholders since the introduction of the Capital Allocation Framework in 2016.

BHP | Financial results for the half year ended 31 December 2025

Group financial performance

Earnings and margins

Operational records and strong prices result in record Copper EBITDA

Revenue

US$27.9 bn  11%

HY25 US$25.2 bn

Attributable profit

US$5.6 bn  28%

HY25 US$4.4 bn

Underlying attributable profitiii

US$6.2 bn  22%

HY25 US$5.1 bn

Profit from operations

US$12.3 bn  34%

HY25 US$9.1 bn

Underlying EBITDA

US$15.5 bn  25%

HY25 US$12.4 bn

Underlying EBITDA margin

58.4%

HY25 51.1%

Adjusted effective tax rate

36.6%

HY25 36.4%

FY26e 36 – 40%

Following another strong half of operational performance, Revenue increased US$2.7 bn primarily due to the significant increase in copper prices, and higher iron ore prices.

We remain focused on controlling costs and maintaining our attractive Underlying EBITDA margins relative to our competitors. This discipline enabled us to offset the unfavourable movements in exchange rates and inflation. Escondida and Copper SA delivered 16% and 53% reductions in unit costsiii respectively, supported by increased gold and silver by-product credits. WAIO strengthened its position as the lowest cost major iron ore producer globally.ii

Underlying EBITDA increased by 25%. Copper contributed 51% (HY25: 39%) of Group Underlying EBITDA, increasing to a record US$8.0 bn and representing the first time the majority of Group Underlying EBITDA was generated from Copper.

Our Underlying EBITDA margin increased 7 percentage points to 58%, building further on our track record of maintaining an Underlying EBITDA margin of over 50% on average over the last 25 years.vii In Copper, we achieved an Underlying EBITDA margin of 66%, an increase of 12 percentage points.

For further details see Underlying EBITDA waterfall.

Our adjusted effective tax rate was broadly in line with HY25 at 36.6%. The adjusted effective tax rate for FY26 is expected to be within the guidance range of 36% to 40%.

Operating costs included US$1.4 bn of revenue or production-based royalties. Including these payments, our adjusted effective tax rate was 43.0% (HY25: 44.2%). For further details see Adjusted effective tax rate.

Supported by disciplined cost control and strong operational performance, together with higher prices for key commodities, we recorded Underlying attributable profit of US$6.2 bn.

For further details see Note 2 – Exceptional items and Note 9 – Significant events – Samarco dam failure.

Detailed financial information is included in Appendix 1

BHP | Financial results for the half year ended 31 December 2025

Cash flow and balance sheet

A solid balance sheet and strong cash flow generation support long-term shareholder value growth

Net operating cash flow

US$9.4 bn  13%

HY25 US$8.3 bn

Capital and exploration expenditure

US$5.3 bn  1%

HY25 US$5.2 bn

FY26e ~US$11 bnviii

Free cash flowiii

US$2.9 bn  10%

HY25 US$2.6 bn

Net debtiii

US$14.7 bn

FY25 US$12.9 bn

HY25 US$11.8 bn

Gearing ratioiii

20.9%

FY25 19.8%

HY25 19.2%

Net operating cash flow increased 13% predominantly due to higher realised copper and iron ore prices. This included an offsetting increase in working capital of ~US$2.3 bn, primarily as a result of larger receivables driven by higher copper prices.

Free cash flow increased 10% to US$2.9 bn, after investing US$5.3 bn in capital and exploration projects.

This included investing US$2.4 bn in Copper as we advance our significant pipeline of organic growth projects in Chile and South Australia. We also invested US$1.0 bn in potash in Canada, as we progress the Jansen project to first production in mid-CY27.

Capital and exploration expenditure guidance remains unchanged at ~US$11 bn per annum in FY26 and FY27, and ~US$10 bn on average each year between FY28 and FY30.viii

Vicuña, our joint venture with Lundin Mining on the Argentina-Chile border, expects to spend ~US$800 m (100% basis) in CY26 to advance project studies and mine plan optimisation and to prepare the project for a potential Stage 1 final investment decision (FID) by ~CY26. Today, Vicuña released updated studies that reinforce the scale of the resource and the opportunity to develop a top global copper, gold and silver producing asset.

After investing in line with our Capital Allocation Framework, our net debt increased by US$1.8 bn from 30 June 2025 to US$14.7 bn reflecting:

•

Payment of dividends to BHP shareholders of US$3.1 bn, and to non-controlling interests of US$1.0 bn; and

•

US$1.0 bn in Samarco settlement obligations (BHP equity share) related to the Brazil Agreement. The Samarco settlement obligations related to the Brazil Agreement are expected to decline to ~US$0.6 bn in FY27.

Our balance sheet remains strong. Today, we announced a silver streaming agreement for which we will receive an upfront cash payment of US$4.3 bn. We also expect to realise US$2 bn from the innovative agreement we announced with Global Infrastructure Partners linked to BHP’s share of WAIO’s power consumption. Both transactions are expected to complete in H2 FY26. We see the potential to unlock up to US$10 bn through active capital portfolio and asset management.

Our net debt target range remains unchanged at between US$10 bn and US$20 bn.

Our global credit ratingsix also remained unchanged in HY26. Moody’s rating is A1(stable)/P-1 and Fitch’s rating is A (stable)/F1 (long-term/short-term respectively).

For further details see Net debt waterfall.

Detailed financial information is included in Appendix 1

BHP | Financial results for the half year ended 31 December 2025

Value and returns

Strong operating cash flow enables investment in the business and excellent shareholder returns

Interim dividend 73 US cps Fully franked 60% payout ratio Underlying return on capital employed (ROCE)iii 23.6% HY25 20.4%	Earnings per share – basic 111.1 US cps HY25 87.1 US cps Earnings per share – Underlyingiii 122.2 US cps HY25 100.2 US cps

Our operations continued to generate very strong Underlying ROCE, with our largest assets, Escondida and WAIO, delivering 48% and 43% respectively.

An interim dividend of US$0.73 per share (US$3.7 bn) has been determined, equivalent to a 60% payout ratio, with a payment date to shareholders of 26 March 2026.

This extends our track record of strong returns while balancing investment in growth. Including the HY26 interim dividend determined, we will have returned >US$110 bn to shareholders since the introduction of the Capital Allocation Framework in 2016.

Important dates for shareholders

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com/DRP

Events in respect of the interim dividend	Date

Announcement of currency conversion into RAND	2 March 2026

Last day to trade cum dividend on Johannesburg Stock Exchange (JSE)	3 March 2026

Ex-dividend Date JSE	4 March 2026

Ex-dividend Date Australian Securities Exchange (ASX) and London Stock Exchange (LSE)	5 March 2026

Ex-dividend Date New York Stock Exchange (NYSE)	6 March 2026

Record Date	6 March 2026

Announcement of currency conversion into AUD, GBP and NZD	9 March 2026

DRP and Currency Election date	9 March 2026	[1]

Payment Date	26 March 2026

DRP Allocation Date2	13 April 2026

1	5:00 pm AEDT.

2	Allocation dates may vary between registers but all allocations will be completed on or before 13 April 2026.

Shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 3 March 2026 and 6 March 2026 (inclusive), and transfers between the Australian register and the South African branch register will not be permitted between the dates of 2 March 2026 and 6 March 2026 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so before 5.00 p.m. (AEDT) on 9 March 2026, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The DRP Allocation Price applicable to each exchange will be made available at: bhp.com/DRP

BHP | Financial results for the half year ended 31 December 2025

Economic outlookx

Commodities experienced healthy demand in H2 CY25, supported by fiscal policies and improving market confidence. Combined with ongoing supply constraints, this resulted in strong pricing for metals and minerals markets.

The International Monetary Fund (IMF) puts global growth at 3.3% in CY25, reflecting milder tariff impacts and supportive monetary and fiscal policies. Growth in CY26 is projected at around 3.0% with fiscal and monetary policy in major economies continuing to support commodity demand.

China achieved its official growth target of “around 5%” in CY25, supported by proactive fiscal measures and resilient exports. As expected, momentum slowed in the second half of the year, most notably in property construction, and in manufacturing and infrastructure investment. Looking ahead, the 15th Five-Year Plan (CY26 - CY30) is expected to lift domestic household demand and prioritise technological development – with the consequent structural rebalancing of the economy providing further demand support for metals critical to electrification and decarbonisation.

India’s economy outperformed in CY25, with GDP growth exceeding 7%, driven by solid household demand and investment. We believe momentum will continue into CY26, supported by infrastructure spending, expanding manufacturing capacity, and improving financial conditions.

Commodity demand

While policy and geopolitical uncertainty persisted through CY25, commodity demand was robust. The market’s concern with trade policy early in the year did lead to some front-loading of demand.

In China, supportive policy measures in CY25 underpinned steel and metals-related manufacturing activity, particularly in transport and machinery, which helped to offset ongoing housing sector weakness and the slowdown in infrastructure investment. China’s trade surplus surpassed US$1 Tn in CY25 for the first time, as strong exports to global markets offset weaker shipments to the United States. Steel exports provided support to China’s production and more than offset the slight decline in domestic steel demand. China’s copper demand growth was a particularly robust 8.8% in H1 CY25 and CY26 copper demand is expected to remain strong off its current high base. Seaborne iron ore demand is expected to stabilise at a high level in CY26, while seaborne metallurgical coal demand could recover modestly driven by India and developing economies.

Indian commodity demand continues to grow strongly, driven by broad-based sectoral growth and underpinned by the ongoing capacity additions in the steel and metals value chain (e.g. blast furnaces in steel, smelting and refining in copper).

Over the long term, population growth, urbanisation, rising living standards, and the infrastructure required for digitisation and decarbonisation are all expected to drive demand for steel and copper. Growing global population and rising incomes will shift dietary patterns and the need to improve soil productivity, underpinning long-term potash demand.

For the review and outlook relating to our individual commodities please refer to the relevant sections below.

Costs and inflation

Cost pressures have been mixed across our operations, with upward pressure emerging in several key categories. In Australia, inflation has increased above the Reserve Bank of Australia’s (RBA)’s 2–3% target range, reflecting a broad-based rise in cost pressures as well as the temporary impact of the withdrawal of electricity subsidies. In Chile, inflation has eased in recent months and is expected to reach the Central Bank’s 3% target in Q1 CY26. In Canada, consumer inflation has stabilised at around 2%, although industrial construction costs continue to rise sharply, increasing by over 12% over the past two years in Saskatoon.

Labour market conditions have evolved unevenly across regions. In Australia, labour market conditions have eased, and wage growth has largely normalised to long-run averages. In Canada, labour demand is expected to remain subdued through to mid-CY26, reflecting ongoing tariff-related economic headwinds. In Chile, labour conditions within the mining sector remain volatile, with employment reaching a record high at the start of H2 CY25 before easing in recent months. At the same time, we expect ongoing regulatory changes to add to cost pressures, particularly through higher labour costs in the coming years.

Other inputs costs have been mixed. Average diesel prices have remained relatively stable. In contrast, ammonia has rebounded after bottoming out early in H2 CY25, while sulphuric acid prices remain elevated.

Overall, these dynamics point to a structurally higher cost environment compared to pre-COVID norms. This reinforces the importance of productivity and cost discipline, while highlighting the competitive advantage of low-cost, diversified producers in a market where price support levels have shifted upward.

BHP | Financial results for the half year ended 31 December 2025

Segment and asset performance

Detailed financial information on all business segments in the Financial performance summary

Copper

Production	Commodity review and outlook

984 kt 0% HY25 987 kt FY26e 1,900 – 2,000 kt	The average copper price reached record nominal highs in H2 CY25 and finished the period close to US$12,500/t (US$5.67/lb). Prices averaged just over US$10,400/t (US$4.72/lb) in H2 CY25 (up 13%) with large supply disruptions at major copper mines and the threat of tariffs providing positive price momentum.

Average realised price US$5.28/lb 32% HY25 US$3.99/lb	Global demand increased 2.1% in CY25 relative to CY24. Chinese copper demand was particularly strong in H1 CY25. Demand slowed toward the end of CY25 as front-loading of demand ahead of US reciprocal tariffs and stimulus programs waned. Chinese demand is expected to remain strong in CY26 and OECD demand is expected to gather momentum. Indian demand is expected to continue the strong growth experienced in CY25.

Underlying EBITDA US$8.0 bn 59% HY25 US$5.0 bn	Given the strong demand outlook, combined with the impact of disruptions at our competitor’s mines, grade declines and the slow mine development pipeline, we anticipate a continued tight copper market over the next few years.

51% contribution to the Group’s Underlying EBITDA 66% Underlying EBITDA margin	The supply shortfall is expected to be addressed through a combination of greater scrap generation (although trade barriers, the fragmented supply-chain and rising collection costs could act as a constraint), recovery in currently disrupted mine operations and new mine supply. However, the market still requires 10 Mt of additional, as-yet-uncommitted new supply, to be able to balance by CY35.

Underlying ROCE 22% HY25 13% Capital and exploration expenditure US$2.4 bn HY25 US$2.2 bn FY26e ~US$5.1 bn

Copper fundamentals remain attractive. Demand is expected to grow from ~34 Mt today to >50 Mt by CY50, with the key drivers being ‘Traditional’ economic growth (home building, electrical equipment and household appliances), ‘Energy Transition’ (renewables and electric vehicles) and ‘Digital’ (Artificial Intelligence and Data Centres). Growth potential for ‘Digital’ is promising – we believe that copper demand in Data Centres could grow sixfold to nearly 3Mtpa in CY50.

We anticipate that the cost curve for the mines needed to meet this demand is likely to steepen as both operational and development challenges progressively increase.

Segment outlook

We continue to deliver strong performance across all operated copper assets, with copper production up ~30% in the last four years. In HY26, total Copper Underlying EBITDA increased by 59% to a record US$8.0 bn (HY25: US$5.0 bn). Copper contributed 51% of the Group’s HY26 Underlying EBITDA (HY25: 39%); the first timeiv it has contributed the majority of Group Underlying EBITDA. This was supported by strong contributions from by-products at Copper assets, with 259 koz of gold, 8.9 Moz of silver and 1.5 kt of uranium sales across the portfolio in the half, delivering total revenue of US$2.1 bn, up 46% from HY25.

We increased Group copper production guidance to between 1,900 and 2,000 kt for FY26 (from between 1,800 and 2,000 kt previously). We have a significant pipeline of organic copper growth projects which we estimate could increase our attributable copper production to ~2 Mtpa (~2.5 Mtpa CuEq) by FY35;xi an increase of ~40% above current attributable copper production levels.

BHP | Financial results for the half year ended 31 December 2025

These include:

•

In Chile, we expect our growth projects at Escondida and Pampa Norte assets will enable copper production in Chile of ~1.4 Mtpa on average through the 2030s. The Environmental Impact Declaration (DIA) permit for the Escondida New Concentrator, the centre piece of the growth program, remains on track to be submitted in H2 FY26.

•

In South Australia, we continue to develop the portfolio of projects that we expect to deliver >500 ktpa of copper production (~750 ktpa CuEq) for the first phase and contribute to the strategy to deliver up to 650 ktpa copper production (towards ~1 Mtpa CuEq) from the 100%-owned Copper SA in the second phase.xii We expect the first phase growth projects at our mines and concentrators to be at competitive capital intensities of US$16 – 21k/t CuEq.

•

In Peru, we hold a 33.75% share in Antamina, a top 10 global copper producer.xiii Antamina is expected to produce between 140 and 150 kt in FY26.

•

In South America, today Vicuña released a Technical Assessment Report (including an updated mineral resource estimate) on the Vicuña project, which reinforces the scale of the resource and the opportunity to develop a top global copper, gold and silver producing asset. The integrated Technical Assessment Report is included in this document following the Financial Statement and Non-IFRS Financial Information. The Josemaria and Filo deposits are estimated to have a combined total of ~47 Mt copper, ~97 Moz gold and ~1.8 Boz silver. Based on the study estimates, Vicuña would have first quartile cash costs, and potential to produce >500 ktpa of copper, >0.8 Mozpa of gold and >20 Mozpa of silver (~800 ktpa CuEq) in peak production years. Vicuña expects to spend ~US$800 m (100% basis) in CY26 to advance project studies, mine plan optimisation and to complete access road construction. Development of the Stage 1 mill, with initial production from the Josemaria deposit, would set up the district for development of Filo in Stages 2 and 3 later in the 2030s.

•

We also have a 45% interest in the Resolution Copper Project in the United States, one of the largest undeveloped copper projects in the world, with the potential to become a significant copper producer in North America.

The divestment of the Carajás assets is now expected to close in H1 CY26, subject to the satisfaction of customary closing conditions (including regulatory approvals).

BHP | Financial results for the half year ended 31 December 2025

Escondida

Copper production	Unit cost[1,2]	Underlying EBITDA

646 kt 0%	US$1.12/lb 16%	US$5.6 bn 63%

HY25 644 kt	HY25 US$1.33/lb	HY25 US$3.5 bn

FY26e 1,200 – 1,275 kt	FY26e US$1.20 – US$1.50/lb

FY27e 1,000 – 1,100 kt	Medium-term[4] US$1.50 – US$1.80/lb

Medium-term[3] 900 – 1,000 ktpa

1	Based on exchange rates of: HY26 USD/CLP 947 (realised); HY25 USD/CLP 947 (realised); FY26 and medium-term USD/CLP 940 (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

3	Medium-term refers to an average for FY28 – FY31.

4	Medium-term refers to an average for FY27 – FY31.

Financial performance

Underlying EBITDA increased 63% driven by higher realised copper, gold and silver prices, which had a favourable impact of US$2.1 bn (net of price linked royalties).

Increased by-product credits and continued management focus on delivering incremental cost productivity has delivered a 16% reduction in unit costs.

Asset outlook

Continued strong operational performance, driven by record concentrator throughput in HY26 and improved recoveries underpinned the increase for FY26 production guidance to between 1,200 and 1,275 kt (from between 1,150 and 1,250 kt previously). Concentrator feed grade for FY26 is expected to be between 0.85% and 0.90% (from ~0.85% previously). FY26 unit cost guidance remains unchanged at between US$1.20/lb and US$1.50/lb,xiv with unit costs expected to be at the bottom end of the range.

As a result of the strong operational performance and ongoing mine plan and productivity improvements, production guidance for FY27 is now expected to be between 1,000 and 1,100 kt (compared to the medium-term guidance range of between 900 and 1,000 ktpa). These outcomes reflect the effectiveness of BOS in generating incremental improvement in performance. Medium term guidance remains between 900 – 1,000 ktpa for FY28 to FY31, with grade <0.80%.

The increase in FY26 and FY27 production guidance ranges, combined with the extension of medium-term production guidance to FY31 relative to plans outlined at the Chilean copper site tour in November 2024, have generated opportunities to create >500 kt of incremental copper volumes over this period. These include several low capital intensity productivity initiatives across the Laguna Seca concentrators and the Los Colorados life extension beyond FY29 and subsequent demolition to allow earlier access to high grade PL2 zone ore, which are aimed at offsetting the impact of this extension.

The Escondida New Concentrator remains central to the Escondida growth program and the DIA permit application for the new concentrator remains on track for submission in H2 FY26. The new concentrator is expected to deliver an additional 220 – 260 ktpa of copper volumes and remains on track for a potential FID by CY27-28, and first production by CY31-32. This is expected to be delivered with a competitive capital intensity of US$15 – 21k/t CuEq and IRR of 13 – 16%.xv

Full SaL, a BHP designed leaching technology which has already been successfully deployed at Spence, delivered first production during FY25 and contributed 28 kt in HY26. We expect Full SaL to produce ~410 kt in copper cathodes at Escondida over a 10-year period through improved recoveries and shorter leach cycle times. We also continue to study various leaching technologies, with each at different stages of evaluation.

BHP | Financial results for the half year ended 31 December 2025

Pampa Norte

Spence copper production	Spence unit cost[1,2]	Underlying EBITDA

114 kt 10%	US$2.05/lb 2%	US$0.7 bn 22%

HY25 126 kt	HY25 US$2.01/lb	HY25 US$0.5 bn

FY26e 230 – 250 kt	FY26e US$2.10 – US$2.40/lb

Medium-term ~235 ktpa	Medium-term US$2.05 – US$2.35/lb

1	Based on exchange rates of: HY26 USD/CLP 947 (realised); HY25 USD/CLP 947 (realised); FY26 and medium-term USD/CLP 940 (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA increased 22% driven by higher realised copper and silver prices, which had a favourable impact of US$0.3 bn. This was partially offset by lower sales volumes in line with planned lower cathode production and the deferral of sales volumes to H2 FY26 due to port swells.

Unit costs at Spence increased by 2% due to lower sales volumes, partially offset by increased by-product credits.

Asset outlook

Production guidance at Spence for FY26 remains unchanged at between 230 and 250 kt. Production is expected to average ~235 ktpa over the next five years, driven by ore mineralogy as we transition into the deeper hypogene mineral deposits of the orebody. FY26 unit cost guidance also remains unchanged at between US$2.10/lb and US$2.40/lb.xiv

Since the Chilean copper site tour in November 2024, we have continued to advance options to debottleneck the Spence concentrator to further lift throughput and recoveries, which we are progressing at pace. We plan to invest in upgraded flotation cells utilising a combination of conventional and new technologies, which are expected to enable improved processing and recoveries from the more complex ore characteristics in the orebody. This could potentially increase copper production by 10 – 15 ktpa and FID for this project is now expected in HY27.

We continue to test the implementation of BHP’s Simple Approach to Leaching 2 (SaL2) technology at the sulphide leach pad, enabling processing of hypogene ores and utilising latent capacity in the cathode infrastructure.

Cerro Colorado entered temporary care and maintenance in December 2023 and we are continuing to study the application of BHP’s Full SaL leaching technology to potentially restart operations in the future.

BHP | Financial results for the half year ended 31 December 2025

Copper South Australia

Copper production	Unit cost[1,2]	Underlying EBITDA

148 kt 2%	US$0.74/lb 53%	US$1.3 bn 69%

HY25 145 kt	HY25 US$1.57/lb	HY25 US$0.7 bn

FY26e 310 – 340 kt	FY26e US$1.00 – US$1.50/lb

1	Based on exchange rates of: HY26 AUD/USD 0.66 (realised); HY25 AUD/USD 0.66 (realised); FY26e AUD/USD 0.65 (guidance) and prices for by-products of: gold US$2,900/oz, and uranium US$70/lb (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA increased 69% to US$1.3 bn, the second consecutive half >US$1 bn, predominantly as a result of higher average realised prices for copper and gold, which had a favourable impact of US$0.5 bn (net of price linked royalties).

Record refined gold production of 113 koz supported the 3% increase in gold sales.

Asset outlook

Production guidance for FY26 remains unchanged at between 310 and 340 kt, weighted to the second half. FY26 unit cost guidance also remains unchanged at between US$1.00/lb and US$1.50/lb.xiv

Since the integration of Carrapateena and Prominent Hill, Copper SA has consistently delivered >310 ktpa copper production (>450 ktpa CuEq including gold, silver and uranium production), and strong free cash flow. This operational stability driven by BOS provides a strong foundation to invest in the business, with growth programs now advancing at all assets.

•

At Prominent Hill, we have made strong progress with the Operation Expansion (PHOX) project since the shaft sinking was completed in Q4 FY25. The project remains on track to be completed in H2 FY27 for a total investment of ~US$0.9 bn. The Wira shaft hoisting system is expected to extend the mine life to at least 2040.

•

At Carrapateena, the decline towards the base of the block cave is now 95% complete. The project is expected to extend the mine life beyond the existing sub-level cave and increase throughput up to 12 Mtpa, ramping up from FY29.

•

At Olympic Dam, the Southern Mining Area Decline continues to progress with the completion of the box cut and the commencement of lateral development. It is expected to unlock up to 2.5 Mtpa of additional vertical capacity and support future mine expansion options, with completion on track for FY28.

•

In HY28, we plan to complete a planned Smelter Campaign Maintenance (SCM27) following an extended six-year campaign life. This campaign maintenance will include scope to enable the tie-in of the potential Smelter and Refinery Expansion (SRE).

At Oak Dam, we have 4 active drill rigs currently in operation. We are seeking government approvals to begin execution activities on twin underground access declines.

During HY26, we continued to study the SRE option and we remain on track for a potential FID in CY27. The first phase would involve a transition to a two-stage smelter configuration (which is better suited to the assets’ mineralogy) with concentrate smelting capacity of 1,100 to 1,400 ktpa, supported by expected production growth from Carrapateena and Olympic Dam. We expect the first phase growth projects at our mines and concentrators to be at competitive capital intensities of US$16 – 21k/t CuEq. The second phase of the expansion would increase capacity to align with potential further growth from Olympic Dam (including OD Deeps) and Oak Dam.

BHP | Financial results for the half year ended 31 December 2025

Iron ore

Production	Commodity review and outlook

134 Mt  2%

HY25 131 Mt

FY26e 258 – 269 Mt

Average realised price (WAIO)

US$84.71/wmt  4%

HY25 US$81.11/wmt

Underlying EBITDA

US$7.5 bn  4%

HY25 US$7.2 bn

48% contribution to the Group’s Underlying EBITDA

62% Underlying EBITDA margin

Underlying ROCE (WAIO)

43%

HY25 44%

Capital and exploration expenditure (WAIO)

US$1.6 bn

HY25 US$1.4 bn

FY26e ~US$3.3 bn

Iron ore prices (Argus 62% Fe Fines CFR China) averaged US$102/dmt CFR in CY25, 7% lower than CY24, as supply growth outpaced demand and contributed to a steady buildup in Chinese port inventories. Pricing momentum strengthened in H2 CY25, supported by higher blast furnace operating rates and renewed market expectations of further government policy support.

Chinese demand remained resilient with steel production estimated to have remained around 1 Bt for the seventh successive year, supported by strong steel exports and solid manufacturing demand, particularly from the automobile and machinery sectors. These factors helped offset ongoing structural weakness in the real estate sector – which we expect to persist in CY26. Iron ore demand in the rest of the world was mixed. Demand from India and emerging Asian economies continued to grow alongside new blast furnace capacity additions, while demand in mature markets was subdued.

Looking ahead, global iron ore and steel demand is expected to remain broadly stable in the short term, with the rising trade protectionism remaining a risk to demand – though we anticipate this to result in higher costs and trade re-routing rather than demand destruction. Seaborne iron ore demand is expected to plateau at the current high level over the next few years, with slight reductions in China offset by growth from emerging economies and a mild recovery from Europe – driven by the Carbon Border Adjustment Mechanism (CBAM). Seaborne iron ore supply is expected to increase, with the majors’ established production bases showing modest growth, alongside the new supply from Guinea. Rising Indian domestic demand is expected to act as a constraint on its iron ore exports going forward.

Our estimate of cost support continues to sit in the US$80-100/dmt range on a 62% Fe CFR basis, formed by ~180 Mt of higher cost supply, mainly from Chinese domestic mines, Australian junior miners, Indian high-cost producers and some African producers.

We maintain our view that China’s steel production will plateau around the 1 Bt level in the late 2020s. Chinese pig iron production is expected to decline mildly over this period as less iron ore is displaced by scrap than previously expected. A critical source of scrap is the property sector where sectoral weakness is constraining scrap generation. In the long run, the seaborne iron ore trade is likely to undergo steady diversification as demand grows in emerging economies.

Segment outlook

Over the last 6 years, we have remained the lowest cost major iron ore producer globally and are focused on extending our industry leading cost position at WAIO.ii During this period, we have completed many low capital intensity projects on time and on budget. The Car Dumper 3 (CD3) renewal was delivered in Q1 FY26, ahead of schedule. We are also progressing the Western Ridge Crusher project and it remains on track for completion in Q1 FY27. These projects have created resilience and reliability across our operations. We plan to increase production to >305 Mtpa (100% basis) by the end of FY28 and sustain it over the medium term, with unit costs expected to decrease to <US$17.50/t at WAIO. The sixth car dumper (CD6) (and associated infrastructure) was sanctioned in August 2025 and execution has commenced.

In Brazil, the Samarco Board approved the phase 3 concentrator project in HY26. Samarco will invest US$2.4 bn (100% basis) to lift production capacity to ~26 Mtpa (100% basis) through the staged recommissioning of remaining latent capacity in concentrator and pelletising plant infrastructure across CY28 and CY29, helping to support the local community through jobs, investment and taxes.

BHP | Financial results for the half year ended 31 December 2025

Western Australia Iron Ore

Iron ore production	Unit cost[1,2]	Underlying EBITDA

130 Mt 1%	US$19.41/t 7% C1 US$17.66/t3	US$7.5 bn 5%

HY25 128 Mt	HY25 US$18.19/t	HY25 US$7.1 bn

FY26e 284 – 296 Mt (100% basis)	FY26e US$18.25 – US$19.75/t

Medium-term >305 Mtpa (100% basis)	Medium-term <US$17.50/t

1	Based on exchange rates of: HY26 AUD/USD 0.66 (realised); HY25 AUD/USD 0.66 (realised); FY26 and medium-term AUD/USD 0.65 (guidance).
2	Refer to Non-IFRS information for detailed unit cost reconciliation.
3

C1 unit costs for HY25 were US$17.50/t. WAIO C1 unit cost excludes third party royalties of US$2.23/t (HY25: US$1.54/t), net inventory movements US$(1.68)/t (HY25: US$(1.12)/t), depletion of production stripping US$0.93/t (HY25: US$0.95/t), combined with exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$0.27/t (HY25: US$(0.68)/t).

Financial performance

Underlying EBITDA increased 5% primarily due to:

•	Higher average realised prices for iron ore, which increased 4%; and

•

Record first half shipments and production (run-rate 300 Mtpa on a 100% basis, adjusting for the outage due to the renewal of CD3) as a result of strong supply chain performance across our mine, rail and port operations.

WAIO strengthened its industry leading cost positionii with a C1 unit cost of US$17.66/t. The increase in costs was primarily due to record material mined (up 9%) to enhance our inventory position across the value chain.

Asset outlook

Production guidance for FY26 remains unchanged at between 284 and 296 Mt (100% basis). FY26 unit cost guidance is also unchanged at between US$18.25/t and US$19.75/t.xiv

We have commenced the execution of CD6 and related infrastructure at Port Hedland, which we expect will create capacity to maintain production of >305 Mtpa (100% basis) from Q4 FY28. CD6 is expected to offset the production impact from planned major car dumper renewals beginning in FY29 and also improve our ore blending and screening capability at the port.

Sustained production of >305 Mtpa (100% basis) over the medium term is expected to be supported by increased rail operation capacity created by the Rail Technology Programme (RTP1) and the Western Ridge Crusher project which replaces production from the depleting orebodies around Newman (first production Q1 FY27; capital intensity of US$38/t). We expect average annual sustaining capital expenditure guidance over the medium term to be ~US$6.50/t,xvi excluding costs associated with CD6, operational decarbonisation and automation programs. Ministers North (expected to utilise the existing Yandi infrastructure) remains on track for potential FID in FY26.

With record material mined, improving rail and port infrastructure, and strong resource optionality (via Ministers North and Jinidi), we have a potential pathway to grow WAIO beyond 305 Mtpa (100% basis) should market conditions be supportive.

We are also focused on unlocking high returning growth through innovative partnerships. BHP has entered into an agreement with Rio Tinto to explore opportunities to mine up to 200 Mt of iron ore from the shared tenure boundary between BHP’s Yandi and Rio Tinto’s Yandicoogina mines that was previously inaccessible. Subject to approvals and a final investment decision, first ore is anticipated early next decade.

BHP | Financial results for the half year ended 31 December 2025

Samarco

Iron ore production	Samarco settlement cash impact

4.0 Mt 48%	US$1.0 bn

HY25 2.7 Mt1	FY26e2 ~US$2.2 bn

FY26e 7 – 7.5 Mt	FY27e2 ~US$0.6 bn

1	As of Q1 FY26, Samarco is reported on a dry metric tonne (dmt) basis. Prior periods have been restated from wet metric tonne (wmt) to dmt for consistency.
2	Payments will be made in Brazilian Reais. BHP Brasil’s expected payments up to FY28 have been hedged to protect against potential FX volatility.

Performance

Samarco production increased 48% to 4.0 Mt (8.0 Mt on a 100% basis), as a result of stronger performance at the second concentrator following ramp up, and higher feed grades and recoveries.

Production guidance for FY26 remains unchanged between 7.0 and 7.5 Mt (14 and 15 Mt on a 100% basis), with production expected to be in the upper half of the range and planned maintenance in the second half.

Financials

BHP has supported extensive remediation and compensation efforts in Brazil since 2015. In October 2024, BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited), Vale S.A. (Vale) and Samarco Mineração S.A. (Samarco) entered into a R$170 bn comprehensive agreement with Brazil public authorities and public defenders for a full and final settlement of key claims in Brazil in relation to the dam failure (Brazil Agreement).

Since 2015, BHP Brasil, Vale and Samarco have provided US$15.6 bn (100% basis) for reparation and compensation to affected people and to Public Authorities in Brazil. In total, compensation and financial aid have been paid to ~625,000 people who have received ~US$6.5 bn (100% basis). Additionally, remediation of the environment affected by the dam failure is substantially complete and resettlement of the communities of Novo Bento Rodrigues and Paracatu is ~99% complete.

Samarco, BHP Brasil and Vale continue to implement the Brazil Agreement for reparation of the impacts of the dam failure, including water sanitation, the public health system, economic recovery, local infrastructure, collective damages for affected Indigenous and Traditional Communities and Brazilian Municipalities and income support for the most vulnerable people in the affected regions.

Samarco has processed nearly all claims under the Definitive Indemnity Program (PID), established as part of the Brazil Agreement, and had paid ~301,000 claims as at 31 December 2025.

The Samarco dam failure provision stands at US$5.3 bn as at 31 December 2025, down from US$5.8 bn at 30 June 2025. This reflects the net impact of spend over the year, depreciation of the BRL/USD, updates to our cost estimates to reflect the Brazil Agreement, updates from the UK group action, and the impacts of discounting.

For further information, please see Note 9 – Significant events – Samarco dam failure for the Samarco dam failure provision.

BHP | Financial results for the half year ended 31 December 2025

Coal

Production	Commodity review and outlook – Steelmaking coal

Steelmaking coal

9.2 Mt  2%

HY25 8.9 Mt

FY26e 18 – 20 Mt

Energy coal

8.1 Mt 10%

HY25 7.4 Mt

FY26e 14 – 16 Mt

Average realised price

Steelmaking coal

US$188.58/t 9%

HY25 US$206.37/t

Energy coal – export

US$95.76/t 23%

HY25 US$124.42/t

Underlying EBITDA

US$0.2 bn 60%

HY25 US$0.6 bn

1% contribution to the Group’s Underlying EBITDA

9% Underlying EBITDA margin

Capital and exploration expenditure

US$0.2 bn

HY25 US$0.3 bn

FY26e ~ US$0.5 bn

Though lower against the same period last year, steelmaking coal prices rebounded by 4% from H1 CY25 to H2 CY25, with Prime Low Volatile Hard Coking Coal averaging US$192/t FOB. The recovery was supported by strong Indian coal demand and reduced Chinese domestic coal production in H2 CY25.

New blast furnace capacity additions in India and coke import restrictions reinforced India’s position as the largest seaborne steelmaking coal importer and as the price setter in the global seaborne steelmaking coal market. Chinese controls on domestic coal supply supported seaborne imports in H2 CY25.

Australia’s steelmaking coal exports in CY25 are estimated to have declined by over 20% from the peak levels recorded in CY16. Recovery is slower than anticipated amidst years of underinvestment. US supply is expected to increase as restarted/ramp-up capacity comes online. Metallurgical coal market fundamentals are expected to remain broadly balanced over the next two years, with demand growth driven by India and emerging Asian economies, met by gradual supply recovery from Australia and the US. Chinese policy toward domestic coal supply remains a key uncertainty for the market.

Over the longer term, we expect that high quality steelmaking coals, such as those produced by BMA, will be valued for their role in reducing the greenhouse gas emission intensity of blast furnaces. In addition, we expect robust hard coking coal imports from emerging economies such as India to lead to growing and resilient demand for high quality steelmaking coal for decades. Queensland remains the major seaborne supplier. There is a risk of increasingly constrained supply with coals of the highest quality becoming increasingly scarce overtime.

Segment outlook

Over the last few years, we have strategically refined our coal portfolio to focus on higher-quality steelmaking coal and BMA remains one of the largest suppliers of this higher-quality coal in the seaborne market.xvii

To deliver on our medium-term operational targets at BMA, we are focused on rebuilding raw coal inventory levels into CY27 and normalising strip ratios, while further improving labour and fleet productivity.

At New South Wales Energy Coal (NSWEC) we are progressing with our plan to cease mining by the end of FY30. We are focused on extracting value from the asset, while also progressing studies on post mining land use, and supporting the community as it prepares for closure of the operation.

BHP | Financial results for the half year ended 31 December 2025

BMA

Steelmaking coal production	Unit cost[1,2]	Underlying EBITDA

9.2 Mt 2%	US$128.19/t 0%	US$0.3 bn 34%

HY25 8.9 Mt	HY25 US$128.46/t	HY25 US$0.4 bn

FY26e 36 – 40 Mt (100% basis)	FY26e US$116 – US$128/t

Medium-term 43 – 45 Mtpa (100% basis)	Medium-term <US$110/t

1	Based on exchange rates of: HY26 AUD/USD 0.66 (realised); HY25 AUD/USD 0.66 (realised); FY26 and medium-term AUD/USD 0.65 (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA decreased by US$134 m, predominately driven by lower average realised prices for steelmaking coal, which had an unfavourable impact of US$115 m (net of price linked royalties).

The lower prices offset strong operational performance across the open cut mines which was underpinned by the highest first half of stripping volumes in five years (an increase of 12%). This increases access to coal in the short term and enables stabilised strip ratios and inventory levels in the medium to long-term.

Against a backdrop of the material impact of the Queensland Government’s coal royalties on business returns, BMA is taking further action to reduce costs, such as placing Saraji South into care and maintenance in Q2 FY26 and removing ~750 roles across Queensland.

Asset outlook

Production guidance for FY26 remains unchanged at between 18 and 20 Mt (36 and 40 Mt on a 100% basis), with production expected to be in the lower half of the range due to ongoing geotechnical challenges at Broadmeadow, impacts from Tropical Cyclone Koji and the transition of Saraji South into care and maintenance. Correspondingly, unit cost guidance for FY26 also remains unchanged at between US$116/t and US$128/t,xiv with unit costs expected to be in the upper half of the range.

Our focus on improving value chain stability will continue into CY27 as we continue to rebuild raw coal inventory to sustainable levels and normalise strip ratios.

Over the medium term, our plan to increase production to between 21.5 and 22.5 Mtpa (43 and 45 Mtpa on a 100% basis) remains unchanged and we have plans to reduce unit costs to <US$110/t.xiv

BHP | Financial results for the half year ended 31 December 2025

New South Wales Energy Coal

Energy coal production	Underlying EBITDA

8.1 Mt 10%	US$0.04 bn 75%

HY25 7.4 Mt	HY25 US$0.17 bn

FY26e 14 – 16 Mt

Financial performance

Underlying EBITDA decreased US$125 m, primarily reflecting lower average realised prices for energy coal. This was partially offset by higher sales volumes in line with strong production and progression into lower strip ratio areas as part of the pathway to closure in FY30.

NSWEC continues to focus on operating cost discipline to maximise value while meeting closure commitments for stakeholders.

Asset outlook

Production guidance for FY26 remains unchanged at between 14 and 16 Mt, with production expected to be in the upper half of the range.

We are engaging closely with key stakeholders as part of the Mt Arthur Coal closure planning. Mt Arthur has partnered with neighbouring operator, Malabar Resources, to place NSWEC tailings in an existing mine void at Malabar’s Maxwell Underground site, removing the need to expand the above-ground Tailings Storage Facility at NSWEC. To support this arrangement, Mt Arthur Coal will also transfer a select parcel of land and tenure to Malabar.

BHP | Financial results for the half year ended 31 December 2025

Group & Unallocated

Potash

Capital and exploration expenditure US$1.0 bn HY25 US$0.9 bn FY26e ~US$1.9 bn	Commodity review and outlook

Potash prices averaged ~US$340/t FOB Vancouver in H2 CY25, about 30% higher than the prior year, driven by strong demand in Southeast Asia and China. The annual CY26 China potash import price was settled at US$348/t, US$2/t above the CY25 price and earlier than usual, setting a positive tone for prices into H1 CY26.

Potash demand reached a new all-time high of ~75 Mt in CY25, driven by double-digit growth in Southeast Asia, good affordability (potash is the most affordable of all fertilisers) and stock-building.
Belarusian supply has largely returned to CY24 levels. We expect the unwinding of US sanctions on Belarusian supply to result in trade-flow rebalancing.

Longer term, we believe potash benefits from attractive demand fundamentals from the intersection of several global megatrends: rising population, changing diets and the need for more sustainable and efficient use of arable land for agriculture.

Business outlook

In January, BHP completed a detailed review of Jansen Stage 1 (JS1)’s cost and schedule estimates and confirmed that the total investment estimate for JS1 has increased to US$8.4 bn (including contingencies) from the preliminary updated estimated range of US$7.0 bn to US$7.4 bn (including contingencies) announced in July 2025. BHP has implemented a response plan to address cost and schedule risks for JS1 which has improved productivity, strengthened project management and enhanced oversight of execution contracts. This plan is supporting sustained efficiency gains in the delivery of JS1 to completion.

We continue to advance construction of Jansen Stage 2 (JS2) in parallel and will implement the project execution improvements identified in the detailed review of JS1.

Jansen is a world class asset and is expected to operate at the low end of the cost curve when fully ramped up.

Jansen Stage 1

Progress	Production target date	Project expenditure

75%	Mid-CY27	US$8.4 bn

JS1 is 75% complete. First production is expected to be achieved in mid-CY27, in line with the original schedule, followed by a two-year ramp up period. In the coming months, we expect to complete the skip load commissioning in the service shaft, and continue with the assembly of underground equipment, product storage building and construction of wet and dry mill areas.

Jansen Stage 2

Progress	Production target date	Project expenditure

14%	FY31	Under review – update expected in Q4 FY26

JS2 is 14% complete. First production is expected in FY31, followed by a two to three-year ramp up period. We expect to update the market on JS2’s project expenditure estimate in Q4 FY26.

BHP | Financial results for the half year ended 31 December 2025

Minerals exploration and early-stage entry

Exploration expenditure US$193 m HY25 US$199 m

Our greenfield exploration strategy is focused on the discovery of high-quality resources, with a current focus on copper. We are leveraging advanced technologies including AI-driven geoscience models, machine learning and proprietary data systems to accelerate high-value mineral discoveries, improve exploration precision and unlock new resources globally.

We continued to progress greenfield exploration activities, either directly or with partners, in Chile, Peru, Canada, Australia, Serbia, Norway, Botswana and the United States.

The 2026 cohort of BHP’s Xplor program has been announced, with our largest and most diverse cohort of 10 companies focussed on exploration projects and technology-enabled discovery. The geographically diverse participants have a strong focus on copper, and were chosen based on the high quality of their exploration programs, strong leadership, and innovative approaches to leveraging leading-edge technologies and data.

BHP | Financial results for the half year ended 31 December 2025

Appendix 1

Financial Report for the half year ended 31 December 2025

Financial performance summary1

A summary of performance for HY26 and HY25 is presented below.

Key group metrics

Half year ended 31 December	HY26 US$M	HY25 US$M	Change %

Revenue	27,902	25,176	11%

Profit from operations	12,260	9,126	34%

Attributable profit	5,640	4,416	28%

Basic earnings per share (cents)	111.1	87.1	28%

Interim dividend per share (cents)	73	50	46%

Net operating cash flow	9,372	8,317	13%

Capital and exploration expenditure	5,263	5,205	1%

Net debt	14,686	11,793	25%

Underlying EBITDA	15,462	12,362	25%

Underlying attributable profit	6,202	5,082	22%

Underlying basic earnings per ordinary share (cents)	122.2	100.2	22%

Key asset metrics

Half year ended 31 December 2025 US$M	Revenue	[2]	Underlying EBITDA	[3]	Underlying EBIT	[3]	Exceptional items	[4]	Net operating assets	[3]	Capital expenditure	Exploration gross	Exploration to profit

Copper

Escondida	7,924		5,642		5,115				15,682		1,085

Pampa Norte[5]	1,302		666		435				5,354		395

Antamina[6]	1,188		800		735				1,781		242

Copper South Australia[7]	2,615		1,251		875				18,012		760

Other[6]	81		(88)		(123)				2,678		130

Total Copper from Group production	13,110		8,271		7,037		–		43,507		2,612

Third-party products	1,386		26		26		–		–		–

Total Copper	14,496		8,297		7,063		–		43,507		2,612	88	88

Adjustment for equity accounted investments[6]	(1,188)		(345)		(277)		–		–		(341)	(1)	(1)

Total Copper statutory result	13,308		7,952		6,786		–		43,507		2,271	87	87

Iron Ore

Western Australia Iron Ore	11,976		7,499		6,451				21,914		1,558

Samarco[8]	–		–		–				(4,991)		–

Other	66		(3)		(17)				(213)		–

Total Iron Ore from Group production	12,042		7,496		6,434		(226)		16,710		1,558

Third-party products	10		–		–		–		–		–

Total Iron Ore	12,052		7,496		6,434		(226)		16,710		1,558	54	36

Adjustment for equity accounted investments	–		–		–		–		–		–	–	–

Total Iron Ore statutory result	12,052		7,496		6,434		(226)		16,710		1,558	54	36

Coal

BHP Mitsubishi Alliance	1,667		257		2				6,589		187

New South Wales Energy Coal[9]	831		99		–				(190)		12

Other	–		(73)		(88)				89		1

Total Coal from Group production	2,498		283		(86)		–		6,488		200

Third-party products	–		–		–		–		–		–

Total Coal	2,498		283		(86)		–		6,488		200	14	6

Adjustment for equity accounted investments[9]	(68)		(58)		(45)		–		–		–	–	–

Total Coal statutory result	2,430		225		(131)		–		6,488		200	14	6

Group and unallocated items

Potash	–		(166)		(167)				9,931		1,012	2	2

Western Australia Nickel[10]	106		(114)		(114)				(234)		–	6	6

Other[11]	6		69		(288)				(1,431)		29	30	30

Total Group and unallocated items	112		(211)		(569)		(34)		8,266		1,041	38	38

Inter-segment adjustment	–		–		–		–		–		–	–	–

Total Group	27,902		15,462		12,520		(260)		74,971		5,070	193	167

BHP | Financial results for the half year ended 31 December 2025

Half year ended 31 December 2024 US$M	Revenue	[2]	Underlying EBITDA	[3]	Underlying EBIT	[3]	Exceptional items	[4]	Net operating assets	[3]	Capital expenditure	Exploration gross	Exploration to profit

Copper

Escondida	5,828		3,468		2,984				13,102		1,168

Pampa Norte[5]	1,254		545		260				4,860		338

Antamina[6]	841		532		412				1,529		246

Copper South Australia[7]	2,083		742		407				16,804		598

Other[6]	70		(75)		(99)				482		64

Total Copper from Group production	10,076		5,212		3,964		–		36,777		2,414

Third-party products	1,030		69		69		–		–		–

Total Copper	11,106		5,281		4,033		–		36,777		2,414	77	77

Adjustment for equity accounted investments[6]	(841)		(270)		(150)		–		–		(246)	(1)	(1)

Total Copper statutory result	10,265		5,011		3,883		–		36,777		2,168	76	76

Iron Ore

Western Australia Iron Ore	11,430		7,140		6,161				21,531		1,369

Samarco[8]	–		–		–				(6,259)		–

Other	64		45		33				(168)		7

Total Iron Ore from Group production	11,494		7,185		6,194		(162)		15,104		1,376

Third-party products	14		2		2		–		–		–

Total Iron Ore	11,508		7,187		6,196		(162)		15,104		1,376	58	38

Adjustment for equity accounted investments	–		–		–		–		–		–	–	–

Total Iron Ore statutory result	11,508		7,187		6,196		(162)		15,104		1,376	58	38

Coal

BHP Mitsubishi Alliance	1,853		391		167				6,791		214

New South Wales Energy Coal[9]	1,027		213		163				(145)		61

Other	–		10		(6)				21		6

Total Coal from Group production	2,880		614		324		–		6,667		281

Third-party products	–		–		–		–		–		–

Total Coal	2,880		614		324		–		6,667		281	7	2

Adjustment for equity accounted investments[9]	(74)		(47)		(35)		–		–		–	–	–

Total Coal statutory result	2,806		567		289		–		6,667		281	7	2

Group and unallocated items

Potash	–		(133)		(134)				7,475		940	–	–

Western Australia Nickel[10]	592		(303)		(303)				(75)		176	17	17

Other[11]	5		33		(251)				(1,805)		65	41	41

Total Group and unallocated items	597		(403)		(688)		(392)		5,595		1,181	58	58

Inter-segment adjustment	–		–		–		–		–		–	–	–

Total Group	25,176		12,362		9,680		(554)		64,143		5,006	199	174

1

Group profit before taxation comprised Underlying EBITDA of US$15,462 m (HY25: US$12,362 m), exceptional items, depreciation, amortisation and impairments of US$3,202 m (HY25: US$3,236 m) and net finance costs of US$705 m (HY25: US$457 m).

2	Total revenue from thermal coal sales, including BMA and NSWEC, was US$784 m (HY25: US$955 m).

3

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information.

4	Excludes exceptional items relating to Net finance costs US$302 m and Income tax benefit US$nil (HY25: Net finance costs US$208 m and Income tax benefit US$96 m).

5	Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

6

Antamina, SolGold, Vicuña and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Group’s share, with the exception of net operating assets that represents the Group’s carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$345 m (HY25: US$270 m) related to equity accounted investments.

7	Includes Olympic Dam, Prominent Hill and Carrapateena.

8

Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Group’s carrying value of the provision related to the Samarco dam failure.

9

Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes the contribution related to NCIG until future profits exceed accumulated losses.

10	Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024.

11

Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

BHP | Financial results for the half year ended 31 December 2025

Underlying EBITDA waterfall

The following table and commentary describes the impact of the principal factorsiii that affected Underlying EBITDA for HY26 compared with HY25:

US$M	Total Group	Copper	Iron ore	Coal		Group and unallocated

Half year ended 31 December 2024	12,362	5,011	7,187	567		(403)

Net price impact	2,978	2,971	343	(336)		–

Change in sales prices	3,062	3,015	431	(384)		–

Price linked costs	(84)	(44)	(88)	48		–

		Copper SA: Higher royalties in line with higher prices.	WAIO: Higher royalties in line with higher prices.	BMA: Lower royalties in line with lower prices.

Changes in volumes	(159)	(281)	125	(3)		–

Escondida: Record concentrator throughput and improved recoveries driven by operational enhancements, more than offset by lower concentrator feed grade of 0.93% (HY25: 1.03%) and timing of sales due to sea swells at the port impacting shipments.

Spence: Lower planned cathode grade of 0.60% (HY25: 0.77%) combined with timing of sales due to sea swells at the port impacting shipments.

Copper SA: Record material mined, as well as the weather-related power outage in the prior period, were offset by planned lower grades.

			WAIO: Record production as a result of strong supply chain performance combined with planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1) and lower weather impacts, partially offset by CD3 renewal completed in Q1.	BMA: Strong operational performance offset by the impact of planned higher strip ratios and timing of sales. NSWEC: Increased bypass coal as well as mining lower strip ratio areas.

Change in controllable cash costs	522	323	15	126		58

Operating cash costs	507	315	12	130		50

Escondida: Primarily one-off labour related costs in HY25.

Spence: Net favourable inventory movements due to port swells.

Copper SA: Net favourable inventory movements primarily due to sales timing and planned steam outage at the smelter.

BMA: Net favourable inventory movements as a result of Broadmeadow geotechnical characteristics and to improve operating stability.

NSWEC: Net favourable inventory movements primarily due to prior period impacts of reduced truck availability, unfavourable weather conditions and sales timing.

Exploration and business development	15	8	3	(4)		8

Change in other costs	(422)	(109)	(204)	(79)		(30)

Exchange rates	(287)	(74)	(158)	(45)		(10)

Inflation on costs	(270)	(153)	(52)	(45)		(20)

		Inflation rate of 2.5% for Australia and 4.3% for Chile

Fuel, energy, and consumable price movements	69	51	7	11		–

		Escondida, Spence and Copper SA: Primarily due to lower electricity, diesel, and explosives prices.		BMA: Primarily due to lower diesel and electricity prices.

Non-Cash	66	67	(1)	–		–

		Escondida and Spence: Higher capitalised stripping reflecting current phase of mine plan.

Change in other	181	37	30	(50)		164

Asset sales	7	–	(1)	–		8

Ceased and sold operations	115	(50)	–	(53)		218

				Other coal: Revaluation of deferred and contingent consideration in relation to the Blackwater and Daunia divestment due to price movements.	WAN: Operations transitioned into temporary suspension in December 2024 (HY25) as planned.

Other	59	87	31	3		(62)

		Antamina: Higher profit driven by higher copper prices.	WAIO: Higher net freight recoveries due to higher freight rate.		G&U: Individually immaterial items.

Half year ended 31 December 2025	15,462	7,952	7,496	225		(211)

BHP | Financial results for the half year ended 31 December 2025

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average HY26	Average HY25	As at 31 December 2025	As at 31 December 2024	As at 30 June 2025
Australian dollar[1]	0.66	0.66	0.67	0.62	0.65
Chilean peso	947	947	907	996	936

1	Displayed as US$ to A$1 based on common convention.

Capital and exploration expenditure

Historical capital and exploration expenditure and guidance are summarised below:

Capital and exploration expenditure[1]	FY26e2 US$B	HY26 US$B	HY25 US$B
Deferred stripping	1.1	0.6	0.5
Baseline sustaining	3.2	1.7	1.6
Non-recurring sustaining	2.7	1.0	1.1
Growth	3.6	1.8	1.8
Exploration	0.3	0.2	0.2
Total	~11.0	5.3	5.2

1

For the for the purposes of the Capital Allocation Framework, ‘maintenance and decarbonisation capital’ is comprised of ‘deferred stripping’ and a portion of ‘baseline sustaining’ capital, which for HY26 was US$0.8 bn (HY25: US$0.9 bn), and for FY26 is expected to be ~US$1.6 bn (FY25 US$1.8 bn).

2	Capital and exploration expenditure guidance is subject to movements in exchange rates.

Major Projects

Commodity	Project and ownership	Capacity	Project expenditure[1] US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa	8,400	Mid-CY27	Project is 75% complete
Potash	Jansen Stage 2 (Canada) 100%

Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa

			Under review – update expected in Q4 FY26	FY31	Project is 14% complete
1	Includes project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies.

Production and unit cost guidance

Historical production and production guidance are summarised below:

Production	Medium-term guidance[1]		FY26 guidance		HY26	v HY25

Copper (kt)			1,900 – 2,000	–	984.1	0%

Escondida (kt)[2]	900 – 1,000		1,200 – 1,275	–	646.1	0%

Pampa Norte (Spence) (kt)	~235		230 – 250	–	113.5	(10%)

Copper SA (kt)			310 – 340	–	147.7	2%

Antamina (kt)			140 – 150	–	72.1	8%

Carajás (kt)			–	–	4.7	(12%)

Iron ore (Mt)			258 – 269	–	133.8	2%

WAIO (Mt)			251 – 262	–	129.8	1%

WAIO (100% basis) (Mt)	>305	[3]	284 – 296	–	146.6	1%

Samarco (Mt)			7.0 – 7.5	Upper half	4.0	48%

Steelmaking coal – BMA (Mt)	21.5 – 22.5		18 – 20	–	9.2	2%

BMA (100% basis) (Mt)	43 – 45		36 – 40	Lower half	18.3	2%

Energy coal – NSWEC (Mt)			14 – 16	Upper half	8.1	10%

1	Medium term refers to a five-year horizon unless otherwise noted.

2	FY27 production guidance of 1,000 – 1,100 kt. Medium term refers to an average for FY28 to FY31.

3	Sustained production of >305 Mtpa (100% basis) from Q4 FY28.

BHP | Financial results for the half year ended 31 December 2025

Historical unit costs and guidance for our major assets are summarised below:

Unit cost[1]	Medium-term guidance[2]	FY26 guidance[2]		HY26 at guidance exchange rates[2]	HY26 at realised exchange rates[3]	HY25[3]	HY26 v HY25

Escondida (US$/lb)[4]	1.50 – 1.80	1.20 – 1.50	Bottom end	1.12	1.12	1.33	(16%)

Spence (US$/lb)	2.05 – 2.35	2.10 – 2.40	–	2.03	2.05	2.01	2%

Copper SA (US$/lb)[5]	–	1.00 – 1.50	–	1.34	0.74	1.57	(53%)

WAIO (US$/t)[6]	<17.50	18.25 – 19.75	–	19.08	19.41	18.19	7%

BMA (US$/t)	<110	116 – 128	Upper half	126.17	128.19	128.46	0%

1	Refer to Non-IFRS information for detailed unit cost reconciliations and definitions.

2	FY26 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

3	Based on exchange rates of: HY26 AUD/USD 0.66 and USD/CLP 947 (realised); HY25 AUD/USD 0.66 and USD/CLP 947 (realised).

4	Medium-term refers to an average for FY27 – FY31.

5	FY26 unit cost guidance is based on prices for by-products of gold US$2,900/oz, and uranium US$70/lb.

6	The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 12.

Competent Person Statement: Vicuña Mineral Resources

		Measured Resources				Indicated Resources				Inferred Resources				Total Resources				Contained Metal

			Cu	Au	Ag		Cu	Au	Ag		Cu	Au	Ag		Cu	Au	Ag	Cu	Au	Ag
Deposit	Material type	Mt	%	g/t	g/t	Mt	%	g/t	g/t	Mt	%	g/t	g/t	Mt	%	g/t	g/t	kt	Moz	Moz

Filo del Sol	Sulphide	-	-	-	-	1,730	0.46	0.34	6	8,720	0.34	0.18	3	10,500	0.36	0.21	3

	Copper Oxide	-	-	-	-	467	0.32	0.27	3	431	0.23	0.20	2	898	0.28	0.24	2

	Gold Oxide	-	-	-	-	301	-	0.25	3	711	-	0.18	3	1,010	-	0.20	3

	Silver Oxide	-	-	-	-	71	0.36	0.36	120	95	0.08	0.14	35	166	0.20	0.23	71

Josemaria	Sulphide	648	0.33	0.25	1	961	0.25	0.15	1	683	0.22	0.11	1	2,290	0.26	0.17	1

Total Vicuña		648	0.33	0.25	1	3,530	0.34	0.27	6	10,600	0.30	0.18	3	14,800	0.31	0.20	4	46,600	97	1,780

1	Mineral Resources are reported in situ and reported as at 31 December 2025.

2	Mineral Resources are reported on a 100% basis. The Project is a 50:50 joint venture between Lundin Mining and BHP Canada. BHP Canada’s attributable interest in the Mineral Resource estimate is 50%.

3

The Competent Person for the Filo del Sol estimates is Mr. Luke Evans, M.Sc., P.Eng., an SLR Consulting (Canada) Ltd. employee. The Competent Persons for the Josemaría estimate are Mr. Sean D. Horan, P.Geo., a Resource Modelling Solutions Ltd. employee and Mr. Paul Daigle, P.Geo. a AGP Mining Consultants Inc. employee.

4	Additional information is provided in the Technical Assessment Report Vicuña Joint Venture.

BHP | Financial results for the half year ended 31 December 2025

Health, safety and social value1

Key safety indicators

	Target/Goal	HY26	FY25	HY25

Fatalities	Zero work-related fatalities	0	0	0

High-potential injury (HPI) frequency[2]	Year-on-year improvement in HPI frequency	0.08	0.09	0.07

Total recordable injury frequency (TRIF)[2]	Year-on-year improvement in TRIF	4.3	4.5	4.3
Social value: key indicators scorecard

	Target/Goal	HY26	FY25	HY25

Operational GHG emissions (MtCO2-e)[3]	Reduce operational GHG emissions by at least 30% from FY20 levels by FY30	4.4	8.7	4.4

Value chain GHG emissions (Scope 3): Committed funding in steelmaking partnerships and ventures to date (US$m)	Steelmaking: 2030 goal to support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30	√	171	√

Value chain GHG emissions: Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY08 (%)[4]	Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products	46.6	44	44

Social investment (US$m BHP equity share)	Voluntary investment focused on the six pillars of our social value framework	61.4	127.8	37.4

Indigenous procurement spend (US$m)	Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of mutually beneficial outcomes	490	853	452

Female representation[5] (%)	Aspirational goal for gender balanced employee workforce[6] by the end of CY25	41.2	41.3	38.9

Indigenous employee participation[5,7] (%)	Australia: aim to achieve 9.7% by the end of FY27	9.0	9.0	8.6

	Chile: aim to maintain 10.0% by the end of FY26	11.8	10.5	10.0

	Canada: aim to achieve 20.0% by the end of FY26	21.4	17.8	10.4

Area under nature-positive management practices[8] (%)	Create nature-positive[9] outcomes by having at least 30% of the land and water we steward[10] under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.	1.5	1.5	1.3

1	Data includes former OZL (except former OZL Brazil assets), except where specified otherwise. Data is subject to non financial assurance review.

2

Combined employee and contractor frequency per 1 million hours worked. HY25 data for HPIF restated due to ongoing verification activities resulting in the reclassification of 1 HPI after the HY25 reporting period.

3

Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY25. HY25 data has been restated primarily due to the finalisation of surrender of Renewable Energy Certificates (RECs), as updated within the reporting of our FY25 results. We are transitioning to a residual mix factor (RMF) for market-based reporting of Scope 2 emissions as applicable for our Australian operated assets during FY26, with the baselines year data to be adjusted accordingly, and this will be reflected in the reporting of FY26 results.

4

Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel.

5	Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period.

6	We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization.

7

Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada.

8

Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. This metric is measured on an annual basis and an update will be provided in the full year results for FY26. HY25 data restated primarily due to identification of additional former OZL land holdings and areas where we hold sub-surface mineral rights.

9

Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems.

10

Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30% will be calculated based on the areas of land and water that we steward at the end of FY30.

BHP | Financial results for the half year ended 31 December 2025

The Financial Report for the half year ended 31 December 2025 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2025 financial statements contained within the Annual Report of the Group. This news release including the Financial Report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2025 half year compared with the December 2024 half year, unless otherwise noted. Medium term refers to a five-year horizon, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this release: silver (Ag); gold (Au); billion dollars (B/bn); billion troy ounces (Boz); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF); carbon dioxide equivalent (CO2-e); compound annual growth rate (CAGR); copper (Cu); copper equivalent (CuEq); dry metric tonne unit (dmtu); final investment decision (FID); free on board (FOB); foreign exchange (FX); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million troy ounces (Moz); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Ltd (OZL); pounds (lb); million dollars (M); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); uranium (U); uranium oxide (U3O8); and wet metric tonnes (wmt).

Forward-looking statements

This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in OFR 11 in the Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Emissions and energy consumption data

Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this release are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 – Subsidiaries of the Financial Statements in the 2025 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Resolution, Samarco and Vicuña.

This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2025 to 31 December 2025 unless otherwise stated.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

1

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

BHP | Financial results for the half year ended 31 December 2025

The following footnotes apply to this Results Announcement:

i	Combined employee and contractor frequency per 1 million hours worked. HY20 excludes former OZL Australian assets (acquired 2 May 2023), which are included in HY26 and H2 FY25.

ii

BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted based on publicly available financial information.

iii

We use various non-IFRS financial information to reflect our underlying financial performance. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information.

iv	The Copper segment has contributed >50% of Group Underlying EBITDA for the first time since the Copper segment was introduced in FY13.

v	Based on the Corporate Tax Transparency Report 2023-2024 published by the Australian Taxation Office on 2 October 2025.

vi

Compound annual growth rate (CAGR) from FY27 to FY35 is calculated based on attributable copper equivalent (CuEq) production, excluding NSWEC, Carajás and WA Nickel, at fixed long-term UBS consensus prices as of December 2025: copper US$4.37/lb, gold US$2,824/oz, iron ore US$84/t, steelmaking coal US$199/t, potash US$352/t.

vii	On a total operations basis. 25-year average includes all half-year reporting periods from HY02 to HY26 (inclusive).

viii	Capital and exploration expenditure guidance is subject to movements in exchange rates.

ix

Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

x	The information in this section is based on BHP data, analysis and desktop research on public data sources.

xi

Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential production from non-operated joint ventures and exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain.

xii

The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathway represents our current aspiration for Copper South Australia, and is not intended to be a projection, forecast or production target. Copper equivalent production includes potential increases in production rates and contribution from by-products, as well as potential impacts from our exploration program. Copper equivalent production is calculated using UBS 2026 long term (real) consensus prices as of December 2025 of US$4.37/lb for copper, US$2,824/oz for gold, US$34/oz for silver and US$73/lb for uranium.

xiii	Based on CY24 production.

xiv	FY26 and medium-term unit cost guidance ranges are based on exchange rates of AUD/USD 0.65 and USD/CLP 940, and for Copper SA by-product prices of US$2,900/oz for gold, and US$70/lb for uranium.

xv	Calculation based on long term consensus copper price of US$4.50/lb.

xvi	Subject to movements in exchange rates; +/- 50% in any given year over the medium term.

xvii	BMA on a 100% basis. Source: Wood Mackenzie 2025 Q4 dataset.

BHP | Financial results for the half year ended 31 December 2025

Authorised for lodgement by:

The Board of BHP Group Limited

Contacts

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BHP Group Limited

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BHP

# Financial Report

## Half year ended 31 December 2025

Financial Report Half year ended 31 December 2025

BHP | Financial results for the half year ended 31 December 2025

BHP | Financial results for the half year ended 31 December 2025

Consolidated Income Statement for the half year ended 31 December 2025

	Notes	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Revenue		27,902	25,176	51,262

Other income		213	222	368

Expenses excluding net finance costs		(16,075)	(16,367)	(32,319)

Profit/(loss) from equity accounted investments, related impairments and expenses	3	220	95	153
Profit from operations		12,260	9,126	19,464

Financial expenses		(973)	(779)	(1,771)

Financial income		268	322	660
Net finance costs	4	(705)	(457)	(1,111)
Profit before taxation		11,555	8,669	18,353

Income tax expense		(3,799)	(2,904)	(6,130)
Royalty-related taxation (net of income tax benefit)		(632)	(480)	(1,080)
Total taxation expense	5	(4,431)	(3,384)	(7,210)
Profit after taxation		7,124	5,285	11,143
Attributable to non-controlling interests		1,484	869	2,124
Attributable to BHP shareholders		5,640	4,416	9,019

Basic earnings per ordinary share (cents)	6	111.1	87.1	177.8
Diluted earnings per ordinary share (cents)	6	110.8	86.9	177.4

The accompanying notes form part of this half year Financial Report.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2025

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Profit after taxation	7,124	5,285	11,143

Other comprehensive income

Items that may be reclassified subsequently to the income statement:

Hedges:

(Losses)/gains taken to equity	(47)	(88)	346

(Gains)/losses transferred to the income statement	(6)	33	(392)

Tax recognised within other comprehensive income	16	16	14
Total items that may be reclassified subsequently to the income statement	(37)	(39)	(32)

Items that will not be reclassified to the income statement:

Re-measurement gains/(losses) on pension and medical schemes	1	(6)	(8)

Equity investments held at fair value	37	17	23

Tax recognised within other comprehensive income	–	1	3
Total items that will not be reclassified to the income statement	38	12	18
Total other comprehensive income/(loss)	1	(27)	(14)
Total comprehensive income	7,125	5,258	11,129
Attributable to non-controlling interests	1,484	869	2,119
Attributable to BHP shareholders	5,641	4,389	9,010

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2025

Consolidated Balance Sheet as at 31 December 2025

	31 Dec 2025 US$M	30 June 2025 US$M

ASSETS

Current assets

Cash and cash equivalents	13,466	11,894

Trade and other receivables	5,452	4,116

Other financial assets	607	561

Inventories	5,817	5,538

Current tax assets	419	545

Other	167	176
Total current assets	25,928	22,830

Non-current assets

Trade and other receivables	104	137

Other financial assets	1,116	1,122

Inventories	1,833	1,440

Property, plant and equipment	79,851	76,457

Intangible assets	2,012	1,924

Investments accounted for using the equity method	4,292	4,107

Deferred tax assets	74	78

Other	802	695
Total non-current assets	90,084	85,960
Total assets	116,012	108,790

LIABILITIES

Current liabilities

Trade and other payables	6,288	6,637

Interest bearing liabilities	3,431	2,018

Other financial liabilities	462	214

Current tax payable	1,330	900

Provisions	4,200	5,823

Deferred income	15	47
Total current liabilities	15,726	15,639

Non-current liabilities

Trade and other payables	37	33

Interest bearing liabilities	24,590	22,478

Other financial liabilities	1,412	1,364

Non-current tax payable	3	3

Deferred tax liabilities	3,755	3,506

Provisions	14,973	13,498

Deferred income	51	51
Total non-current liabilities	44,821	40,933
Total liabilities	60,547	56,572
Net assets	55,465	52,218

EQUITY

Share capital	5,093	5,015

Treasury shares	(32)	(18)

Reserves	91	(2)

Retained earnings	45,255	42,670

Total equity attributable to BHP shareholders	50,407	47,665

Non-controlling interests	5,058	4,553
Total equity	55,465	52,218

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2025

Consolidated Cash Flow Statement for the half year ended 31 December 2025

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Operating activities

Profit before taxation	11,555	8,669	18,353

Adjustments for:

Depreciation and amortisation expense	2,920	2,648	5,540

Net impairment/(reversal of impairment) of property, plant and equipment, financial assets and intangibles	22	(56)	108

Net finance costs	705	457	1,111

(Profit)/loss from equity accounted investments, related impairments and expenses	(220)	(95)	(153)

Other	406	325	831

Changes in assets and liabilities:

Trade and other receivables	(1,331)	576	776

Inventories	(672)	197	64

Trade and other payables	(65)	(214)	(116)

Provisions and other assets and liabilities	(276)	(733)	(249)

Cash generated from operations	13,044	11,774	26,265

Dividends received	339	233	375

Interest received	237	265	608

Interest paid	(814)	(779)	(1,478)

Proceeds from cash management related instruments	186	261	195

Net income tax and royalty-related taxation refunded	42	95	448

Net income tax and royalty-related taxation paid	(3,662)	(3,532)	(7,721)
Net operating cash flows	9,372	8,317	18,692

Investing activities

Purchases of property, plant and equipment	(5,070)	(5,006)	(9,398)

Exploration and evaluation expenditure	(193)	(199)	(396)

Exploration and evaluation expenditure expensed and included in operating cash flows	167	174	346

Net investment and funding of equity accounted investments	(1,281)	(679)	(3,984)

Proceeds from sale of assets	75	55	127

Proceeds from sale of subsidiaries, operations and joint operations, net of their cash	87	285	535

Other investing	(251)	(299)	(580)
Net investing cash flows	(6,466)	(5,669)	(13,350)

Financing activities

Proceeds from interest bearing liabilities	3,107	1,150	4,129

Settlements of debt related instruments	–	(147)	(147)

Repayment of interest bearing liabilities	(488)	(1,311)	(1,675)

Distributions to non-controlling interests	–	–	(2)

Dividends paid	(3,080)	(3,865)	(6,403)

Dividends paid to non-controlling interests	(989)	(1,097)	(1,873)
Net financing cash flows	(1,450)	(5,270)	(5,971)

Net increase/(decrease) in cash and cash equivalents	1,456	(2,622)	(629)

Cash and cash equivalents, net of overdrafts, at the beginning of the period	11,893	12,498	12,498

Foreign currency exchange rate changes on cash and cash equivalents	117	(317)	24
Cash and cash equivalents, net of overdrafts, at the end of the period	13,466	9,559	11,893

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2025

Consolidated Statement of Changes in Equity for the half year ended 31 December 2025

	Attributable to BHP shareholders
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2025	5,015	(18)	(2)	42,670	47,665	4,553	52,218

Total comprehensive income	–	–	–	5,641	5,641	1,484	7,125

Transactions with owners:

Shares issued[1]	78	(78)	–	–	–	–	–

Employee share awards exercised net of employee contributions net of tax	–	64	(56)	(8)	–	–	–

Accrued employee entitlement for unexercised awards net of tax	–	–	83	–	83	–	83

Dividends	–	–	–	(3,048)	(3,048)	(989)	(4,037)
Equity contributed net of tax	–	–	66	–	66	10	76
Balance as at 31 December 2025	5,093	(32)	91	45,255	50,407	5,058	55,465

Balance as at 1 July 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120

Total comprehensive income	–	–	(22)	4,411	4,389	869	5,258

Transactions with owners:

Shares issued[1]	65	(65)	–	–	–	–	–

Employee share awards exercised net of employee contributions net of tax	–	76	(63)	(13)	–	–	–

Accrued employee entitlement for unexercised awards net of tax	–	–	65	–	65	–	65

Dividends	–	–	–	(3,749)	(3,749)	(1,097)	(4,846)
Balance as at 31 December 2024	4,964	(25)	(35)	40,612	45,516	4,081	49,597

1

During the period, BHP Group Limited issued 2,920,940 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and to Solium Nominees (Australia) Pty Ltd at A$41.47 per share (31 December 2024: 2,370,371 fully paid ordinary shares at A$40.84 per share), to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2025

Notes to the Financial Statements

1.	Basis of preparation

This general purpose Financial Report for the half year ended 31 December 2025 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Australian Corporations Act 2001 as applicable to interim financial reporting. The general purpose Financial Report for the half year ended 31 December 2025 does not include all of the notes of the type normally included in an annual report. Accordingly, this report should be read in conjunction with the annual consolidated Financial Statements for the year ended 30 June 2025 and any public announcements made by the Group in accordance with the continuous disclosure obligations of the ASX Listing Rules.

Segment Reporting disclosures from IAS 34/AASB 134 ‘Interim Financial Reporting’ have been disclosed within the Financial performance summary on pages 19 and 20 outside of this Financial Report.

The half year Financial Statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2025 annual consolidated Financial Statements contained within the Annual Report of the Group, with the exception of an amended accounting standard that became effective for the Group from 1 July 2025. The adoption of this amended accounting standard has not had a significant impact on the Group. A number of accounting standards and interpretations have been issued and will be applicable in future periods. These standards have not been applied in the preparation of these half year Financial Statements.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this Financial Report have, unless otherwise indicated, been rounded to the nearest million dollars.

The Directors have assessed the Group’s ability to continue as a going concern for the 12 months from the date of this report and consider it appropriate to adopt the going concern basis of accounting in preparing the half year Financial Statements.

2.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the half year are detailed below.

Half year ended 31 December 2025	Gross US$M	Tax US$M	Net US$M

Exceptional items by category

Samarco dam failure	(562)	–	(562)

Total	(562)	–	(562)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(562)	–	(562)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$562 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Half year ended 31 December 2025	US$M

Other income	64

Expenses excluding net finance costs:

Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(128)

Profit/(loss) from equity accounted investments, related impairments and expenses:

Samarco dam failure provision	(345)

Fair value change on forward exchange derivatives	149

Net finance costs	(302)

Income tax expense	–
Total[1]	(562)

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

BHP | Financial results for the half year ended 31 December 2025

The exceptional items relating to the half year ended 31 December 2024 and the year ended 30 June 2025 are detailed below.

Half year ended 31 December 2024	Gross US$M	Tax US$M	Net US$M

Exceptional items by category

Samarco dam failure	(442)	–	(442)

Western Australia Nickel (WAN) temporary suspension	(320)	96	(224)
Total	(762)	96	(666)

Attributable to non-controlling interests	–	–	–

Attributable to BHP shareholders	(762)	96	(666)

Year ended 30 June 2025	Gross US$M	Tax US$M	Net US$M

Exceptional items by category

Samarco dam failure	(914)	–	(914)

Western Australia Nickel (WAN) temporary suspension	(320)	96	(224)
Total	(1,234)	96	(1,138)

Attributable to non-controlling interests	–	–	–

Attributable to BHP shareholders	(1,234)	96	(1,138)

BHP | Financial results for the half year ended 31 December 2025

3.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date			Profit/(loss) from equity accounted investments, related impairments and expenses
	31 Dec 2025%	31 Dec 2024%	30 June 2025%	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Share of profit/(loss) of equity accounted investments:

Compañia Minera Antamina S.A.	33.75	33.75	33.75	459	264	538

Samarco Mineração S.A.[1]	50.00	50.00	50.00	—	—	—

Vicuña Corp[2]	50.00	—	50.00	(3)	—	1

Other				(40)	(49)	(141)
Share of profit of equity accounted investments				416	215	398
Samarco dam failure provision[1]				(345)	194	(659)
Fair value change on forward exchange derivatives[1]				149	(314)	414
Profit/(loss) from equity accounted investments, related impairments and expenses				220	95	153

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

2

On the 15 January 2025, BHP Investments Canada Inc. (BHP Canada) and Lundin Mining Corporation (Lundin Mining) completed the acquisition of Filo Corp., a Toronto Stock Exchange listed company. Filo Corp. owns 100% of the Filo del Sol (FDS) copper deposit. Prior to completion, Lundin Mining owned 100% of the Josemaria copper deposit located in the Vicuña district of Argentina and Chile. At completion, BHP Canada acquired a 50% interest in the Josemaria copper deposit from Lundin Mining. BHP Canada and Lundin Mining formed the Canadian based company, Vicuña Corp. and contributed their respective 50% interests in Filo Corp. and the Josemaria copper deposit. BHP Canada and Lundin Mining each own 50% of Vicuña Corp and share joint control.

4.	Net finance costs

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Financial expenses

Interest expense using the effective interest rate method:

Interest on bank loans, overdrafts and all other borrowings	727	667	1,325

Interest capitalised at 5.47% (31 December 2024: 6.31%; 30 June 2025: 5.97%)[1]	(400)	(287)	(595)

Interest on lease liabilities	96	86	169

Discounting on provisions and other liabilities	591	457	975

Other gains and losses:

Fair value change on hedged loans	(119)	(90)	263

Fair value change on hedging derivatives	83	17	(290)

Exchange variations on net debt	(5)	(71)	(94)

Other	—	—	18
Total financial expenses	973	779	1,771

Financial income

Interest income	(249)	(322)	(603)

Other	(19)	—	(57)
Total financial income	(268)	(322)	(660)
Net finance costs	705	457	1,111

1

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

BHP | Financial results for the half year ended 31 December 2025

5.	Income tax expense

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Total taxation expense comprises:

Current tax expense	4,147	3,155	7,033

Deferred tax expense	284	229	177
Total taxation expense	4,431	3,384	7,210

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Factors affecting income tax expense for the year

Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	11,555	8,669	18,353
Tax on profit at Australian prima facie tax rate of 30 per cent	3,467	2,601	5,506

Derecognition of deferred tax assets and current year tax losses	661	578	1,036

Tax on remitted and unremitted foreign earnings	232	154	354

Amounts under/(over) provided in prior years	8	45	(57)

Foreign exchange adjustments	(7)	48	21

Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses[1]	(21)	(123)	78

Recognition of previously unrecognised tax assets	(60)	(96)	(127)

Impact of tax rates applicable outside of Australia	(730)	(505)	(1,132)

Other[2]	249	202	451
Income tax expense	3,799	2,904	6,130
Royalty-related taxation (net of income tax benefit)	632	480	1,080
Total taxation expense	4,431	3,384	7,210

1

This item removes the prima facie tax effect on profit/(loss) from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 9 ‘Significant events – Samarco dam failure’, which are taxable.

2	Includes current tax expense related to Pillar Two income taxes of US$13 million (31 December 2024: US$1 million; 30 June 2025: US$1 million).

International Tax Reform – Pillar Two Model Rules

The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the OECD/G20 BEPS Pillar Two model rules, including Australia, where its ultimate parent entity is a tax resident. This effectively brings all jurisdictions in which the Group has a presence into the scope of the rules.

The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 31 December 2025.

The Group continues to monitor and evaluate the domestic implementation of the Pillar Two rules in the jurisdictions in which it operates. The implementation of legislation that is enacted or substantively enacted but not yet in effect is not expected to have a material impact on the Group’s global effective tax rate.

BHP | Financial results for the half year ended 31 December 2025

6.	Earnings per share

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Earnings attributable to BHP shareholders (US$M)[1]	5,640	4,416	9,019

Weighted average number of shares (Million)

- Basic[2]	5,077	5,072	5,073

- Diluted[3]	5,089	5,083	5,083

Earnings per ordinary share (US cents)[4]

- Basic	111.1	87.1	177.8

- Diluted	110.8	86.9	177.4

Headline earnings per ordinary share (US cents)[5]

- Basic	112.0	86.3	182.4
- Diluted	111.8	86.1	182.0

1	Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.

2

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust.

3

For the purposes of calculating diluted earnings per share, the effect of 12 million dilutive shares has been taken into account for the half year ended 31 December 2025 (31 December 2024: 11 million shares; 30 June 2025: 10 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 31 December 2025, there are no instruments which are considered antidilutive (31 December 2024: nil; 30 June 2025: nil).

4	Each American Depositary Share (ADS) represents twice the earnings for BHP Group Limited ordinary share.

5	Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Earnings attributable to BHP shareholders	5,640	4,416	9,019

Adjusted for:

Loss/(gain) on sales of property, plant and equipment, intangibles and investments	5	(5)	(3)

Net impairment/(reversal of impairment) of property, plant and equipment and intangibles	22	(56)	154

Loss on disposal of subsidiaries and operations	29	2	117

Tax effect of above adjustments	(8)	18	(34)
Subtotal of adjustments	48	(41)	234
Headline earnings	5,688	4,375	9,253
Diluted headline earnings	5,688	4,375	9,253

BHP | Financial results for the half year ended 31 December 2025

7.	Dividends

	Half year ended 31 Dec 2025		Half year ended 31 Dec 2024		Year ended 30 June 2025
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M

Dividends paid during the period

Prior year final dividend	60	3,048	74	3,749	74	3,749

Interim dividend	N/A	—	N/A	—	50	2,537
	60	3,048	74	3,749	124	6,286

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses between the record date and the payment date of equity distributions. Proceeds of US$31 million were received on derivative instruments as part of the funding of the dividend paid during the period and disclosed in ‘Proceeds from cash management related instruments’ in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 17 February 2026, BHP Group Limited determined an interim ordinary dividend of 73 US cents per share (US$3,707 million), which will be paid on 26 March 2026 (31 December 2024: interim dividend of 50 US cents per share – US$2,537 million; 30 June 2025: final dividend of 60 US cents per share – US$3,045 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

BHP | Financial results for the half year ended 31 December 2025

8.	Financial risk management – Fair values

Recognition and measurement

All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

•	the Group’s purpose, or business model, for holding the financial asset;

•	whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest.

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9/AASB 9 ‘Financial Instruments’.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group’s financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3

Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

BHP | Financial results for the half year ended 31 December 2025

Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level[1]	IFRS 9 Classification	31 Dec 2025 US$M	30 June 2025 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	29	13
Current other derivative contracts[3]	2,3	Fair value through profit or loss	229	275
Current other financial assets[4]	3	Fair value through profit or loss	60	—
Current other financial assets[5]		Amortised cost	246	236
Current other investments[6]	1,2	Fair value through profit or loss	43	37
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	424	448
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	186	158
Non-current other financial assets[4]	3	Fair value through profit or loss	113	122
Non-current other financial assets[5,7]		Amortised cost	199	191
Non-current investment in shares	1,3	Fair value through other comprehensive income	101	64
Non-current other investments[6]	1,2	Fair value through profit or loss	93	139

Total other financial assets			1,723	1,683

Cash and cash equivalents		Amortised cost	13,466	11,894

Trade and other receivables[8]		Amortised cost	1,110	1,195
Provisionally priced trade receivables	2	Fair value through profit or loss	3,989	2,581
Total financial assets			20,288	17,353
Non-financial assets			95,724	91,437
Total assets			116,012	108,790

Current other derivative contracts	2	Fair value through profit or loss	381	130
Current other financial liabilities[9]		Amortised cost	81	84
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,175	1,056
Non-current other financial liabilities[9]		Amortised cost	237	308

Total other financial liabilities			1,874	1,578

Trade and other payables[10]		Amortised cost	5,627	6,087

Provisionally priced trade payables	2	Fair value through profit or loss	626	493

Bank overdrafts and short-term borrowings[11]		Amortised cost	—	1

Bank loans[11]		Amortised cost	3,717	3,731

Notes and debentures[11]		Amortised cost	20,642	17,653

Lease liabilities[12]			3,510	2,953
Other[11]		Amortised cost	152	158
Total financial liabilities			36,148	32,654
Non-financial liabilities			24,399	23,918
Total liabilities			60,547	56,572

1

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

2

Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

3	Includes net other derivative assets of US$40 million related to power purchase contract agreements that are categorised as Level 3 (30 June 2025: US$37 million).

4

Includes receivables contingent on future realised coal price of US$101 million (30 June 2025: US$122 million). A 10 per cent change in the coal realised price used in the valuation model, with all other factors held constant, would increase or decrease profit after taxation by approximately US$60 million.

5	Includes deferred consideration of US$292 million in relation to the divestment of the Blackwater and Daunia mines (30 June 2025: US$280 million).

6

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$136 million (30 June 2025: US$176 million) of which other investments (mainly US Treasury Notes) of US$67 million is categorised as Level 1 (30 June 2025: US$105 million).

7

Includes Senior notes of US$153 million (30 June 2025: US$147 million) relating to Samarco with a maturity date of 30 June 2031. Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

8	Excludes input taxes of US$457 million (30 June 2025: US$477 million) included in other receivables.

9	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

10	Excludes input taxes of US$72 million (30 June 2025: US$90 million) included in other payables.

11	All interest bearing liabilities, excluding lease liabilities, are unsecured.

12	Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’.

BHP | Financial results for the half year ended 31 December 2025

The carrying amounts in the table above generally approximate to fair value. In the case of US$520 million (30 June 2025: US$525 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2025 was US$541 million (30 June 2025: US$541 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

9.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 7 ‘Samarco’, Financial Statements note 4 ‘Significant events – Samarco dam failure’ and Additional Information section 8 ‘Legal proceedings’ in the 30 June 2025 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2025 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2025 US$M	Half year ended 31 Dec 2024 US$M	Year ended 30 June 2025 US$M

Income statement

Other income[1]	64	—	—

Expenses excluding net finance costs:

Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[2]	(128)	(114)	(211)

Profit/(loss) from equity accounted investments, related impairments and expenses:

Samarco dam failure provision[3]	(345)	194	(659)

Fair value change on forward exchange derivatives[4]	149	(314)	414

Loss from operations	(260)	(234)	(456)

Net finance costs[5]	(302)	(208)	(458)

Loss before taxation	(562)	(442)	(914)

Income tax expense	—	—	—
Loss after taxation	(562)	(442)	(914)

Balance sheet movement

Other financial assets/(liabilities)[6]	33	(272)	441

Trade and other receivables	26	—	—

Trade and other payables	(43)	(1)	29

Tax liabilities	—	—	—

Provisions	503	623	656
Net decrease in liabilities	519	350	1,126

BHP | Financial results for the half year ended 31 December 2025

	Half year ended 31 Dec 2025 US$M		Half year ended 31 Dec 2024 US$M		Year ended 30 June 2025 US$M

Cash flow statement

Loss before taxation		(562)		(442)		(914)

Adjustments for:

Samarco dam failure provision[3]	345		(194)		659

Fair value change on forward exchange derivatives[4]	(149)		314		(414)

Proceeds from/(settlement of) cash management related instruments	122		(37)		(17)

Net finance costs[5]	302		208		458

Changes in assets and liabilities:

Trade and other receivables	(26)		—		—
Trade and other payables	43		1		(29)
Net operating cash flows		75		(150)		(257)
Net investment and funding of equity accounted investments[7]		(1,150)		(637)		(1,773)
Net investing cash flows		(1,150)		(637)		(1,773)
Net decrease in cash and cash equivalents		(1,075)		(787)		(2,030)

1	Proceeds from insurance settlements.

2	Includes legal and advisor costs incurred.

3

US$407 million (31 December 2024: US$440 million; 30 June 2025: US$540 million) change in estimate and US$(62) million (31 December 2024: US$(634) million; 30 June 2025: US$119 million) exchange translation.

4

The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.

5	Amortisation of discounting of provision.

6	Includes forward exchange contracts described in 4 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation in September 2023.

7

Includes US$(1,150) million utilisation of the Samarco dam failure provision including payments under the Brazil Settlement Agreement ratified on 6 November 2024 (31 December 2024: US$(637) million; 30 June 2025: US$(1,773) million).

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provision related to the Samarco dam failure

		31 Dec 2025 US$M		30 June 2025 US$M

At the beginning of the reporting period		5,849		6,505

Movement in provision		(503)		(656)

Comprising:

Utilised	(1,150)		(1,773)

Adjustments charged to the income statement:

Change in cost estimate	407		540

Amortisation of discounting impacting net finance costs	302		458

Exchange translation	(62)		119
At the end of the reporting period		5,346		5,849

Comprising:

Current		1,589		2,958

Non-current		3,757		2,891
At the end of the reporting period		5,346		5,849

Samarco dam failure provision and contingencies

As at 31 December 2025, the Group has identified provisions, financial liabilities and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provisions reflects the future cost estimates associated with the obligations set out in the Brazil Settlement Agreement, along with estimates associated with the United Kingdom group action claim (see below). A financial liability has been recognised in relation to the Australian class action complaint.

BHP | Financial results for the half year ended 31 December 2025

Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the financial statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses.

Ultimately, future changes in all those matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the period, and the associated treatment in the Financial Statements:

Item	Provision / Liability	Contingent liability

Samarco dam failure – Brazil Settlement Agreement (Brazil Agreement)

On 2 March 2016, BHP Brasil, Samarco and Vale S.A. (Vale) (the Companies) entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs included those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities.

On 3 May 2016, the Brazilian Federal Public Prosecution Office brought a civil claim against BHP Brasil and others seeking R$155 billion for reparation, compensation and moral damages in relation to the Samarco dam failure. Since the lodgement of the claim, the Federal Court had issued a number of interim decisions, certain of which were subject to ongoing appeal at 30 June 2024.

On 25 October 2024, the Companies entered into an agreement with the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) that delivers full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure (Brazil Agreement). On 6 November 2024, the Brazil Agreement was fully ratified by the Brazilian Supreme Court. On 15 May 2025, the decision that ratified the Brazil Agreement became final and unappealable.

The Brazil Agreement provides compensation and reparation for the impacts of the dam failure, and builds on the existing remediation and compensation work already performed by Fundação Renova. The Brazil Agreement was announced as having a financial value of R$170 billion (approximately US$31.7 billion1) on a 100% basis, including amounts already spent plus future payments and obligations as follows:

•

R$38 billion (approximately US$7.9 billion1) in amounts already spent to 30 September 2024 on remediation and compensation since 2016.

•

R$100 billion (approximately US$18.0 billion1) in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and traditional communities (Obligation to Pay).

	✓	✗

1

USD amounts reflect those included in the announcement of the Brazil Agreement calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova for investment to date with future spend calculated using the 28 June 2024 BRL/USD exchange rate of 5.56.

BHP | Financial results for the half year ended 31 December 2025

Item	Provision / Liability	Contingent liability

•

Additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion 1) that will be carried out by Samarco in accordance with the terms of the Brazil Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be largely completed over the next 15 years.

Under the Brazil Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. While Samarco has recommenced operations, Samarco’s long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates.

Further, under the Samarco Judicial Reorganisation Plan (JR Plan), ratified by the JR Court on 1 September 2023, Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco’s shareholders are able to direct 50 per cent of Samarco’s year end excess cash balance to fund remediation obligations, including those arising from the Brazil Agreement.

The Group has considered the outcomes of the Brazil Agreement, including the estimated costs of executing the Obligations to Perform, the extent to which Samarco may be in a position to fund any future outflows to measure the provision related to the Samarco dam failure at 31 December 2025. The amounts provided include the Group’s best estimate of outflows required to settle all obligations arising from the Brazil Agreement.

Uncertainty remains around the Obligations to Perform, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure. Key areas of uncertainty include the future costs relating to the Obligations to Perform programs and the extent to which Samarco is able to directly fund the settlement obligations. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

There is also risk in relation to claims brought in Brazil that seek to, among other things, change the eligibility parameters of the Brazil Agreement. The Companies are defending these claims.

BHP Brasil, Samarco and Vale have maintained security under the Governance Agreement ratified on 8 August 2018, comprising insurance bonds and a charge over certain Samarco assets. On 6 August 2025, the Federal Court released this requirement, in line with the Brazil Agreement, which does not mandate maintaining the existing security. This decision is subject to any appeal that may be filed.

Australian class action complaint

In 2018, BHP Group Limited was named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure.

In September 2025, BHP reached an agreement to settle the Australian class action for A$110 million (US$74 million), inclusive of interest and costs, with no admission of liability. In December 2025, the Federal Court of Australia approved the settlement of the Australian class action.

	✓	✗

BHP | Financial results for the half year ended 31 December 2025

Item	Provision / Liability	Contingent liability

The Group has recognised a liability for the settlement amount. As BHP expects to recover the majority of the settlement amount from its insurers an insurance recovery of US$64 million has also been recognised.

United Kingdom group action claim

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses, faith-based institutions and communities in Brazil allegedly impacted by the Samarco dam failure, some of whom are eligible for compensation under the Brazil Agreement.

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims and is in the process of being consolidated with the original action.

In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement (BHP and Vale Agreement) – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50% of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement); and (ii) BHP Brasil will pay 50% of any amounts that may be payable by Vale to the claimants in the Netherlands collective action claim discussed below (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement). The BHP and Vale Agreement reinforced the terms of the Framework Agreement entered into in 2016 and is consistent with the aforementioned Brazil Agreement entered into in October 2024, which requires BHP Brasil and Vale to each contribute 50% to the funding of the settlement obligations where Samarco is unable to contribute that funding. The Group has considered the BHP and Vale Agreement when determining its provision for the UK group action claim and have recognised it net of amounts to be received from Vale.

In November 2025, the English High Court found the BHP Defendants liable under Brazilian law for the 2015 Samarco dam failure on the basis that it is a ‘polluter’ under Brazilian environmental law and at fault under the Brazilian civil code. The English High Court rejected the argument that the BHP Defendants are liable under Brazilian corporate law. The decision relates to events that occurred in the period before November 2015. The English High Court also found that the waivers and releases signed by claimants who have already received compensation in Brazil are valid, and the claimants have accepted these claims will be discontinued, reducing the size and value of the claims in the UK group action significantly. The Group anticipates 240,000 claims will be discontinued as a result of these findings. The BHP Defendants intend to appeal and will continue to defend the UK group action.

	✓	✗

BHP | Financial results for the half year ended 31 December 2025

Item	Provision / Liability	Contingent liability

Subject to appeals, a stage 2 trial will decide generic issues of causation and quantification and whether losses claimed by certain lead claimants were caused by the dam failure. The trial is scheduled for April 2027 to March 2028. Following any decision and appeals in that trial, a stage 3 trial may also be required, where each remaining claimant would need to prove their individual damages before the BHP Defendants are required to make any payments to them. This third trial is unlikely to occur before 2029. At 30 June 2025, the UK group action was disclosed as a contingent liability, as the Group’s liability was yet to be established. As a result of the English High Court decision, BHP has updated its Samarco dam failure provision to reflect its best estimate of potential cash outflows in relation to the claim.

Given the status of the claim, significant uncertainty remains around the extent of any potential outflow and there is a risk that outcomes may be materially higher or lower than amounts reflected in the Group’s provision for the Samarco dam failure. Key areas of uncertainty include the outcomes of any appeals on English High Court decision, findings of stage 2 on whether losses were caused by the dam failure, and the number of individuals in stage 3 who are able to prove damage and any amounts to be awarded. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

Vale and Samarco’s Netherlands collective action claim

In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings.

Any amounts payable by Vale and Samarco under this claim will be subject to the BHP and Vale Agreement referred to in the UK group action claim above.

	✗	✓

Criminal charges

The Federal Prosecutors’ Office filed criminal charges against BHP Brasil, Samarco and Vale and certain of their employees and former employees (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais (Federal Court).

The Federal Court granted decisions in favour of all Affected Individuals, terminating the charges against these individuals.

As to the remaining cases, in November 2024, the Federal Court ruled that BHP Brasil, Samarco and Vale and certain Affected Individuals (non-affiliated with BHP) who still had their cases open, are not liable for criminal offences relating to the failure of Samarco’s tailings dam. In December 2024 the Federal Prosecutors’ Office filed an appeal, and a ruling is pending.

	✗	✓

Civil public action commenced by Associations concerning the use of Tanfloc for water treatment

On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgment is final and unappealable. In July 2024, two further associations filed another lawsuit against Samarco, BHP Brasil and Vale and others, including the States of Minas Gerais and Espirito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit.

	✗	✓

BHP | Financial results for the half year ended 31 December 2025

Item	Provision / Liability	Contingent liability

This second lawsuit was also dismissed due to procedural reasons on 12 November 2024, and the associations have appealed this judgement.

In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin-based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and dosage applied. The plaintiffs presented largely similar pleas e.g. material damages, moral damages.

Other claims, inquiries and investigations

BHP Brasil is among the Companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova.

The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief.

Certain of these legal proceedings are outside the scope of the Brazil Agreement.

In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to above, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants’ application to strike out the proceedings, allowing the contempt proceedings to continue. The BHP Defendants obtained permission to appeal and a decision is pending from the Court of Appeal. The contempt proceedings are stayed pending the outcome of the appeal.

In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been, and may in the future be, brought against the Group.

Government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have also been commenced by numerous agencies and individuals of the Brazilian government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure, including the use of Tanfloc for water treatment, could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

	✗	✓

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco. However, under the Brazil Agreement, while Samarco is the primary obligor for the Brazil Agreement obligations, BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund (including as restricted by the terms of the Judicial Reorganisation Plan) or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

BHP Brasil has approved preliminary funding of up to US$1.3 billion to Samarco for the Brazil Agreement obligations during calendar year 2026.

BHP | Financial results for the half year ended 31 December 2025

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management has determined that a provision can be recognised at 31 December 2025 to reflect the estimated costs associated with obligations under the Brazil Agreement, along with estimates associated with the United Kingdom group action claim. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure reflects the Group’s estimate of the costs to meet the Group’s obligations under the Brazil Agreement, along with estimates associated with the United Kingdom group action claim and requires the use of significant judgements, estimates and assumptions.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates and there is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact upon the provision in the next and future reporting periods include:

•

the cost of compensation to individuals, small businesses, Municipalities and Indigenous and Traditional communities;

•

the extent to which Samarco is able to directly fund any future obligations relating to the Brazil Agreement. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates; and

•

the cash outflows associated with the United Kingdom group action claim including the impacts of any appeals in relation to the first stage trial and any findings from potential second and third stage trials regarding whether losses were caused by the dam failure, the number of individuals able to prove damage and any amounts to be awarded (including legal costs).

The provision may also be affected by factors including but not limited to updates to foreign exchange and discount rates. To limit the Group’s exposure to potential Brazilian reais foreign exchange volatility, the Group has entered into forward exchange contracts, predominantly covering the period up to FY2028. A 0.5% change in the discount rate would, in isolation, change the provision by approximately US$50 million.

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil including in relation to eligibility under, and adherence to, the Brazil Agreement and claims in other jurisdictions, including the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco.

Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

BHP | Financial results for the half year ended 31 December 2025

10. Subsequent events

On 20 January 2026, the Group announced that it had completed a detailed review of cost and schedule estimates for Stage 1 of the Jansen potash project and confirmed that the total investment estimate for Jansen Stage 1 will increase to US$8.4 billion (including contingencies) and that the first production schedule has reverted to the original schedule of mid CY2027. The announcement also highlighted that the investment expenditure estimate for Jansen Stage 2 remains under review.

The changes to the Jansen Stage 1 investment expenditure and schedule estimates have been identified as an indicator of impairment and therefore the carrying value of the Group’s Jansen cash generating unit (CGU) was assessed at 31 December 2025, with recoverable amount measured by reference to fair value less costs of disposal (FVLCD).

Carrying value assessments require significant management judgement. When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, taxes, risking factors applied to cash flows and discount rates.

All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group. While no impairment charge was recognised at 31 December 2025, the carrying value of the Jansen CGU is susceptible to changes in significant estimates in future reporting periods, particularly in relation to capital expenditure in the shorter term (given the ongoing review of the investment expenditure estimate for Jansen Stage 2) and commodity prices, which may impact the recoverable amount of the Jansen CGU.

On 28 January 2026, the Group entered into a US$850 million 5 year unsecured syndicated term loan.

On 17 February 2026, the Group announced it had entered into a streaming agreement with Wheaton Precious Metals. Under the streaming agreement, the Group will receive a US$4.3 billion upfront cash payment in exchange for silver deliveries calculated by reference to the Group’s share of silver produced at the Antamina mine.

Other than the matters outlined above or elsewhere in this Financial Report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP | Financial results for the half year ended 31 December 2025

Directors’ Report

The Directors present their report together with the half year Financial Statements for the half year ended 31 December 2025 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2025 and likely future developments are given on pages 1 to 27. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

The principal risks affecting the Group are described on pages 66 to 71 of the Group’s Annual Report for the year ended 30 June 2025 (a copy of which is available on the Group’s website at www.bhp.com) and are grouped into the categories of risks listed below. Our principal risks may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. Our principal risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our stakeholders, which could in each case, lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of stakeholder and/or investor confidence. There are no material changes in those risk factors for the first six months of this financial year except to the extent described in the ‘Outlook’ section.

•

Operational events: Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

•

Significant social or environmental impacts: Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

•

Optimising growth and portfolio returns: Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

•	Low-carbon transition: Risks associated with the transition to a low-carbon economy.

•	Accessing key markets: Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

•

Adopting technologies and maintaining digital security: Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

•

Ethical misconduct: Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

•

Inadequate business resilience: Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts).

Dividend

Full details of dividends are given on page 4.

BHP | Financial results for the half year ended 31 December 2025

Board of Directors

The Directors of BHP at any time during or since the end of the half year ended 31 December 2025 are:

Ross McEwan – Chair since 31 March 2025 (a Director since April 2024)

Mike Henry – an Executive Director since 1 January 2020

Xiaoqun Clever-Steg – a Director since 1 October 2020

Gary Goldberg – a Director since 1 February 2020

Michelle Hinchliffe – a Director since 1 March 2022

Don Lindsay – a Director since May 2024

Christine O’Reilly – a Director since 12 October 2020

Catherine Tanna – a Director since 4 April 2022

Dion Weisler – a Director since 1 June 2020

Auditor’s independence declaration

Ernst & Young in Australia are the auditors of BHP Group Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 54 and forms part of this Directors’ Report.

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies. Amounts in the Directors’ Report and half year Financial Statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

/s/ Ross McEwan

Ross McEwan – Chair

/s/ Mike Henry

Mike Henry – Chief Executive Officer

Dated this 17th day of February 2026

BHP | Financial results for the half year ended 31 December 2025

Directors’ Declaration of Responsibility

The half year Financial Report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)

in the Directors’ opinion and to the best of their knowledge, the half year Financial Statements and notes, set out on pages 28 to 50, have been prepared in accordance with the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as at 31 December 2025 and of its performance for the half year ended on that date;

(b)

for the purposes of the Disclosure Guidance and Transparency Rules in the United Kingdom, to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 27, includes: a fair review of (i) the important events during the first six months of the current financial year and their impact on the half year Financial Statements; (ii) a description of the principal risks and uncertainties for the remaining six months of the year; and (iii) related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.

/s/ Ross McEwan

Ross McEwan – Chair

/s/ Mike Henry

Mike Henry – Chief Executive Officer

Dated this 17th day of February 2026

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Auditor’s Independence Declaration to the Directors of BHP Group Limited

As lead auditor for the review of the financial report of BHP Group Limited for the half year ended 31 December 2025, I declare to the best of my knowledge and belief, there have been:

a.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;

b.	No contraventions of any applicable code of professional conduct in relation to the review; and

c.	No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Group Limited and the entities it controlled during the financial period.

/s/ Ernst & Young

Ernst & Young

/s/ Rodney Piltz

Rodney Piltz

Partner

Melbourne

17 February 2026

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Independent auditor’s review report to the members of BHP Group Limited

Conclusion

We have reviewed the accompanying half year financial report of BHP Group Limited and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 31 December 2025, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, notes comprising material accounting policy information and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of the Group does not comply with the Corporations Act 2001, including:

a.	Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2025 and of its consolidated financial performance for the half year ended on that date; and

b.

Complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410) and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (ISRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to reviews of the half year financial report of public interest entities in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half year financial report

The directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with International Accounting Standards as issued by the IASB, Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half year financial report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 and ISRE 2410 require us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2025 and its performance for the half year ended on that date, and complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the IASB, Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards or International Standards on Auditing issued by the International Auditing and Assurance Standards Board and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Ernst & Young

Ernst & Young

/s/ Rodney Piltz

Rodney Piltz

Partner

Melbourne

17 February 2026

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Non-IFRS Financial Information Half year ended 31 December 2025

BHP | Financial results for the half year ended 31 December 2025

Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.

The “Definition and calculation of non-IFRS financial information” section outlines why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items. Refer to the Group’s Financial Report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit for the financial periods are detailed below.

Half year ended 31 December	2025 US$M	2024 US$M
Revenue	–	–

Other income	64	–

Expenses excluding net finance costs, depreciation, amortisation and impairments	(128)	(524)

Depreciation and amortisation	–	–

Net (impairment)/reversal of impairment of property, plant and equipment, financial assets and intangibles	–	90

Profit/(loss) from equity accounted investments, related impairments and expenses	(196)	(120)

Profit/(loss) from operations	(260)	(554)

Financial expenses	(302)	(208)

Financial income	–	–

Net finance costs	(302)	(208)

Profit/(loss) before taxation	(562)	(762)

Income tax (expense)/benefit	–	96

Royalty-related taxation (net of income tax benefit)	–	–

Total taxation (expense)/benefit	–	96

Profit/(loss) after taxation	(562)	(666)

Total exceptional items attributable to non-controlling interests	–	–

Total exceptional items attributable to BHP shareholders	(562)	(666)

Exceptional items attributable to BHP shareholders per share (US cents)	(11.1)	(13.1)

Weighted basic average number of shares (Million)	5,077	5,072

BHP | Financial results for the half year ended 31 December 2025

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Half year ended 31 December	2025 US$M	2024 US$M

Profit after taxation attributable to BHP shareholders	5,640	4,416

Total exceptional items attributable to BHP shareholders[1]	562	666

Underlying attributable profit	6,202	5,082
1	Refer to Exceptional items for further information.

Underlying basic earnings per share

Half year ended 31 December	2025 US cents	2024 US cents

Basic earnings per ordinary share	111.1	87.1

Exceptional items attributable to BHP shareholders per share[1]	11.1	13.1

Underlying basic earnings per ordinary share	122.2	100.2
1	Refer to Exceptional items for further information.

Underlying EBITDA

Half year ended 31 December	2025 US$M	2024 US$M

Profit from operations	12,260	9,126

Exceptional items included in profit from operations[1]	260	554

Underlying EBIT	12,520	9,680

Depreciation and amortisation expense	2,920	2,648

Net impairment/(reversal of impairment) of property, plant and equipment, financial assets and intangibles	22	(56)

Exceptional items included in depreciation, amortisation and impairments[1]	–	90

Underlying EBITDA	15,462	12,362
1	Refer to Exceptional items for further information.

BHP | Financial results for the half year ended 31 December 2025

Underlying EBITDA – Segment

Half year ended 31 December 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group

Profit from operations	6,786	6,208	(131)	(603)	12,260

Exceptional items included in profit from operations[1]	–	226	–	34	260

Depreciation and amortisation expense	1,165	1,042	355	358	2,920

Net impairment of property, plant and equipment, financial assets and intangibles	1	20	1	–	22
Underlying EBITDA	7,952	7,496	225	(211)	15,462

Half year ended 31 December 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group

Profit from operations	3,883	6,034	289	(1,080)	9,126

Exceptional items included in profit from operations[1]	–	162	–	392	554

Depreciation and amortisation expense	1,121	988	277	262	2,648

Net (reversal of impairment)/impairment of property, plant and equipment, financial assets and intangibles	7	3	1	(67)	(56)

Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	90	90
Underlying EBITDA	5,011	7,187	567	(403)	12,362

1	Refer to Exceptional items for further information.

2	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Underlying EBITDA – Group and unallocated items

Half year ended 31 December 2025 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA

Potash	(167)	–	1	–	–	(166)

Western Australia Nickel	(114)	–	–	–	–	(114)

Other[2]	(322)	34	357	–	–	69
Total	(603)	34	358	–	–	(211)

Half year ended 31 December 2024 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net (reversal of)/impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA

Potash	(134)	–	1	–	–	(133)

Western Australia Nickel	(623)	320	–	(90)	90	(303)

Other[2]	(323)	72	261	23	–	33
Total	(1,080)	392	262	(67)	90	(403)

1	Refer to Exceptional items for further information.

2	Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

BHP | Financial results for the half year ended 31 December 2025

Underlying EBITDA margin

Half year ended 31 December 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Revenue – Group production	11,922	12,042	2,430	4	26,398

Revenue – Third-party products	1,386	10	–	108	1,504
Revenue	13,308	12,052	2,430	112	27,902

Underlying EBITDA – Group production	7,926	7,496	225	(224)	15,423

Underlying EBITDA – Third-party products	26	–	–	13	39
Underlying EBITDA[2]	7,952	7,496	225	(211)	15,462

Segment contribution to the Group’s Underlying EBITDA[3]	51%	48%	1%		100%

Underlying EBITDA margin[4]	66%	62%	9%		58.4%

Half year ended 31 December 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Revenue – Group production	9,235	11,494	2,806	489	24,024

Revenue – Third-party products	1,030	14	–	108	1,152
Revenue	10,265	11,508	2,806	597	25,176

Underlying EBITDA – Group production	4,942	7,185	567	(406)	12,288

Underlying EBITDA – Third-party products	69	2	–	3	74
Underlying EBITDA[2]	5,011	7,187	567	(403)	12,362

Segment contribution to the Group’s Underlying EBITDA[3]	39%	56%	5%		100%

Underlying EBITDA margin[4]	54%	63%	20%		51.1%

1	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

2

We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.

3	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

4	Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2025			2024
Half year ended 31 December	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%

Statutory effective tax rate	11,555	(4,431)	38.3	8,669	(3,384)	39.0

Adjusted for:

Exchange rate movements	–	(7)		–	48

Exceptional items[1]	562	–		762	(96)
Adjusted effective tax rate	12,117	(4,438)	36.6	9,431	(3,432)	36.4

1	Refer to Exceptional items for further information.

BHP | Financial results for the half year ended 31 December 2025

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2025 US$M	2024 US$M

Capital expenditure (purchases of property, plant and equipment)	5,070	5,006

Add: Exploration and evaluation expenditure	193	199
Capital and exploration expenditure (cash basis)	5,263	5,205

Free cash flow

Half year ended 31 December	2025 US$M	2024 US$M

Net operating cash flows	9,372	8,317

Net investing cash flows	(6,466)	(5,669)
Free cash flow	2,906	2,648

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

	31 Dec 2025 US$M	31 Dec 2024 US$M	30 June 2025 US$M

Interest bearing liabilities – Current	3,431	491	2,018

Interest bearing liabilities – Non-current	24,590	19,704	22,478
Total interest bearing liabilities	28,021	20,195	24,496

Comprising:

Borrowing	24,511	17,704	21,543

Lease liabilities	3,510	2,491	2,953
Less: Lease liability associated with index-linked freight contracts	759	56	333
Less: Cash and cash equivalents	13,466	9,560	11,894

Less: Net debt management related instruments[1]	(722)	(1,394)	(595)

Less: Net cash management related instruments[2]	(168)	180	(60)

Less: Total derivatives included in net debt	(890)	(1,214)	(655)
Net debt	14,686	11,793	12,924

Net assets	55,465	49,597	52,218

Gearing	20.9%	19.2%	19.8%

1	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

BHP | Financial results for the half year ended 31 December 2025

Net debt waterfall

	31 Dec 2025 US$M	31 Dec 2024 US$M
Net debt at the beginning of the period	(12,924)	(9,120)

Net operating cash flows	9,372	8,317

Net investing cash flows	(6,466)	(5,669)

Net financing cash flows	(1,450)	(5,270)
Net increase/(decrease) in cash and cash equivalents	1,456	(2,622)
Carrying value of interest bearing liability net (proceeds)/repayments	(2,619)	161
Carrying value of debt related instruments settlements	–	147
Carrying value of cash management related instruments proceeds	(186)	(261)

Fair value change on hedged loans	119	90

Fair value change on hedging derivatives	(83)	(17)

Foreign currency exchange rate changes on cash and cash equivalents	117	(317)

Lease additions (excluding leases associated with index-linked freight contracts)	(357)	(180)

Other	(209)	326
Non-cash movements	(413)	(98)
Net debt at the end of the period	(14,686)	(11,793)

Net operating assets

	31 Dec 2025 US$M	31 Dec 2024 US$M
Net assets	55,465	49,597

Less: Non-operating assets

Cash and cash equivalents	(13,466)	(9,560)

Trade and other receivables[1]	(32)	(10)

Other financial assets[2]	(1,308)	(1,648)

Current tax assets	(419)	(728)

Deferred tax assets	(74)	(61)
Add: Non-operating liabilities

Trade and other payables[3]	353	249

Interest bearing liabilities	28,021	20,195

Other financial liabilities[4]	1,343	1,521

Current tax payable	1,330	1,048

Non-current tax payable	3	3

Deferred tax liabilities	3,755	3,537
Net operating assets	74,971	64,143

1	Represents external finance receivable and accrued interest receivable included within other receivables.

2

Represents cross currency and interest rate swaps, forward exchange contracts related to cash management, investment in shares, other investments, deferred receivable from divestment of subsidiaries and operations and associated receivables contingent on outcome of future events relating to realised commodity prices.

3	Represents accrued interest payable included within other payables.

4	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

BHP | Financial results for the half year ended 31 December 2025

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended 31 December 2025 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, other income and profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and exceptional items US$M	Underlying EBITDA US$M

Half year ended 31 December 2024

Revenue	25,176

Other income		222

Expenses excluding net finance costs		(16,367)

Profit/(loss) from equity accounted investments, related impairments and expenses		95

Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(16,050)

Profit from operations			9,126

Depreciation, amortisation and impairments				2,592

Exceptional item included in Depreciation, amortisation and impairments				90

Exceptional items				554

Underlying EBITDA					12,362
Change in sales prices	3,062	–	3,062	–	3,062

Price-linked costs	–	(84)	(84)	–	(84)
Net price impact	3,062	(84)	2,978	–	2,978
Change in volumes	(196)	37	(159)	–	(159)
Operating cash costs	–	507	507	–	507

Exploration and business development	–	15	15	–	15
Change in controllable cash costs[1]	–	522	522	–	522

Exchange rates	–	(287)	(287)	–	(287)

Inflation on costs	–	(270)	(270)	–	(270)

Fuel, energy and consumable price movements	–	69	69	–	69

Non-cash	–	66	66	–	66

One-off items	–	–	–	–	–
Change in other costs	–	(422)	(422)	–	(422)

Asset sales	–	7	7	–	7

Ceased and sold operations	(473)	588	115	–	115

Other	333	(274)	59	–	59
Depreciation, amortisation and impairments	–	(260)	(260)	260	–

Exceptional items	–	294	294	(294)	–
Half year ended 31 December 2025

Revenue	27,902

Other income		213

Expenses excluding net finance costs		(16,075)

Profit/(loss) from equity accounted investments, related impairments and expenses		220

Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(15,642)

Profit from operations			12,260

Depreciation, amortisation and impairments				2,942

Exceptional item included in Depreciation, amortisation and impairments				–

Exceptional items				260

Underlying EBITDA					15,462

1

Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

BHP | Financial results for the half year ended 31 December 2025

Underlying return on capital employed (ROCE)

	31 Dec 2025 US$M	31 Dec 2024 US$M

Profit after taxation	7,124	5,285

Exceptional items[1]	562	666

Subtotal	7,686	5,951

Adjusted for:

Net finance costs	705	457

Exceptional items included within net finance costs[1]	(302)	(208)

Income tax expense on net finance costs	(122)	(106)

Profit after taxation excluding net finance costs and exceptional items	7,967	6,094

Annualised profit after taxation excluding net finance costs and exceptional items	15,934	12,188

Net assets at the beginning of the period	52,218	49,120

Net debt at the beginning of the period	12,924	9,120

Capital employed at the beginning of the period	65,142	58,240

Net assets at the end of the period	55,465	49,597

Net debt at the end of the period	14,686	11,793

Capital employed at the end of the period	70,151	61,390

Average capital employed	67,647	59,815

Underlying return on capital employed	23.6%	20.4%

1	Refer to Exceptional items for further information.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Annualised profit after taxation excluding net finance costs and exceptional items	8,268	8,770	(270)	(834)	15,934

Average capital employed	36,826	14,658	6,563	9,600	67,647
Underlying return on capital employed	22%	60%	(4%)	–	23.6%

Half year ended 31 December 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Annualised profit after taxation excluding net finance costs and exceptional items	4,228	8,864	438	(1,342)	12,188

Average capital employed	31,938	13,005	6,864	8,008	59,815
Underlying return on capital employed	13%	68%	6%	–	20.4%

1	Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

BHP | Financial results for the half year ended 31 December 2025

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2025 US$M	Antamina	Escondida	Western Australia Iron Ore	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	New South Wales Energy Coal[1]	Western Australia Nickel[2]	Potash[3]	Other	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	874	5,790	8,838	606	1,262	22	(104)	(226)	(338)	(790)	15,934
Average capital employed	1,647	12,018	20,337	4,485	15,998	6,544	(49)	(163)	9,222	(2,392)	67,647
Underlying return on capital employed	53%	48%	43%	14%	8%	0%	–	–	–	–	23.6%

Half year ended 31 December 2024 US$M	Antamina	Escondida	Western Australia Iron Ore	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	New South Wales Energy Coal[1]	Western Australia Nickel[2]	Potash[3]	Other	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	500	3,148	8,828	330	440	250	212	(750)	(302)	(468)	12,188
Average capital employed	1,451	10,717	19,855	4,280	15,085	6,749	(11)	110	6,803	(5,224)	59,815
Underlying return on capital employed	34%	29%	44%	8%	3%	4%	–	–	–	–	20.4%

1	NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.
2	Western Australia Nickel ROCE has not been shown following transition into temporary suspension.
3	Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.

BHP | Financial results for the half year ended 31 December 2025

Unit costs

Unit costs do not include the re-allocation to assets in HY2026 and HY2025 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the tables below.

	Escondida unit costs		Spence unit costs		Copper South Australia unit costs
US$M	HY2026	HY2025	HY2026	HY2025	HY2026	HY2025

Revenue	7,924	5,828	1,302	1,254	2,615	2,083

Underlying EBITDA	5,642	3,468	720	565	1,251	742

Gross costs	2,282	2,360	582	689	1,364	1,341

Less: by-product credits	563	336	89	64	1,010	728

Less: freight	107	120	22	29	14	15

Less: government royalties	68	58	–	–	103	70

Less: re-allocation of costs associated with the employee entitlements and allowances review	–	–	–	–	–	1

Net costs	1,544	1,846	471	596	237	527

Sales (kt)	624	629	104	135	146	152

Sales (Mlb)	1,376	1,387	230	297	322	335

Cost per pound (US$)[1]	1.12	1.33	2.05	2.01	0.74	1.57

1	HY2026 based on average realised exchange rates of USD/CLP 947 (HY2025 USD/CLP 947) and on an average realised exchange rate of AUD/USD 0.66 (HY2025 AUD/USD 0.66).

The calculation of WAIO and BMA unit costs are set out in the table below.

	WAIO unit costs		BMA unit costs
US$M	HY2026	HY2025	HY2026	HY2025

Revenue	11,976	11,430	1,667	1,853

Underlying EBITDA	7,499	7,140	257	391

Gross costs	4,477	4,290	1,410	1,462

Less: freight	1,106	1,152	23	14

Less: government royalties	859	796	248	291

Less: re-allocation of costs associated with the employee entitlements and allowances review	1	18	–	1

Net costs	2,511	2,324	1,139	1,156

Sales (kt, equity share)	129,339	127,749	8,885	8,999

Cost per tonne (US$)[1]	19.41	18.19	128.19	128.46

1	HY2026 based on an average realised exchange rate of AUD/USD 0.66 (HY2025 AUD/USD 0.66).

BHP | Financial results for the half year ended 31 December 2025

Definition and calculation of Non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology

Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
Underlying EBITDA

Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue.
Underlying EBIT

Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit).

Profit from operations

Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure.

Free cash flow

It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.

Net operating cash flows less net investing cash flows.

BHP | Financial results for the half year ended 31 December 2025

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Net debt

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.

Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.

Gearing ratio		Ratio of Net debt to Net debt plus Net assets.

Net operating assets

Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation excluding exceptional items.

BHP | Financial results for the half year ended 31 December 2025

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Unit costs

Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in subsequent periods of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023.

Escondida, Spence and Copper South Australia unit costs exclude:

•

by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production

•

government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group

WAIO and BMA unit costs exclude:

•

government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group

BHP | Financial results for the half year ended 31 December 2025

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation

Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel, energy and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the current period minus Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the prior period.

New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

BHP

# Technical Assessment Report

## Vicuña Joint Venture

BHP Technical Assessment Report Vicuña Joint Venture

BHP | Financial results for the half year ended 31 December 2025

Technical Assessment Report

Vicuña Joint Venture

Copper-Gold Project

Argentina – Chile

Report prepared for

BHP Group Limited

(ABN 49 004 028 077)

171 Collins Street, Melbourne

VICTORIA 3000 AUSTRALIA

Report prepared by:

Practitioner	Specific type of activity and area of accountability

Kirk Hanson	Mining and Economic Analysis

Dustin Smiley	All sections excluding mining, economic analysis, geology and Mineral Resources

Cole Mooney	Geology and Mineral Resources

Competent Person	Specific type of activity and area of accountability

Luke Evans	Filo del Sol Mineral Resource Estimate, drilling, sampling and data validation

Sean Horan	Josemaria Mineral Resource Estimate

Paul Daigle	Josemaria drilling, sampling and data validation

BHP | Financial results for the half year ended 31 December 2025

Cautionary statements

This Technical Assessment has been prepared at a scoping-study level and is preliminary in nature. The assessment is based on Mineral Resources, including a material proportion of Inferred Mineral Resources, which are subject to a high degree of geological uncertainty. Inferred Mineral Resources include a level of geological uncertainty that is not sufficient to demonstrate a high confidence over technical and economic modifying factors.

No Ore Reserves have been declared for the Project.

The development concepts, operating assumptions, production schedules, economic outcomes, and processing options described in this Report are conceptual in nature and have been prepared for evaluation purposes only. They are not based on detailed engineering or feasibility-level analysis. The information contained herein does not demonstrate economic or technical viability and should not be interpreted as a development plan or a basis for decision-making.

Economic metrics such as NPV, IRR, cash flows, capital costs, operating costs, and product assumptions are indicative only and are subject to significant uncertainty. They do not represent forecasts, projections, or assurances of future performance. Actual outcomes may differ materially from those presented due to changes in geological understanding, engineering design, metallurgical performance, permitting requirements, market conditions, or financing assumptions.

Where the Report references potential products, market studies, pricing assumptions, or revenue parameters, these are provided solely for contextual purposes and do not imply product marketability, off-take readiness, or commercial agreements.

The Report does not constitute a valuation, investment recommendation, financial advice, or a commitment to proceed with any development scenario.

The conclusions and opinions expressed reflect the information available at the time of preparation and may change as additional data, technical studies, environmental assessments, and stakeholder engagements are completed. Further drilling, metallurgical testwork, engineering, and permitting studies will be required to advance the Project and reduce the current level of uncertainty.

BHP | Financial results for the half year ended 31 December 2025

Executive summary	77
1. Introduction	78
2. Property description	78
2.1 Property location	78
2.2 Physiography	79
2.3 Access	79
2.4 Climate and length of operating season	80
2.5 Ownership interest	80
2.6 Agreements	80
2.7 Mineral tenure	81
2.7.1 Argentina	81
2.7.2 Chile	82
2.7.3 Tenure status	82
2.8 Surface rights	82
2.8.1 Argentina	82
2.8.2 Chile	83
2.8.3 General considerations	83
2.9 Water rights	83
2.9.1 Argentina	83
2.9.2 Chile	83
2.10 Royalties	83
2.10.1 Argentina	83
2.10.2 Chile	84
3. Geology and Mineral Resources	84
3.1 Property and production history	84
3.1.1 Exploration and study history	84
3.1.2 Past production	84
3.2 Regional geology	85
3.3 Local geology	86
3.4 Deposit geology	87
3.4.1 Deposit dimensions	87
3.4.2 Lithologies	87
3.4.3 Structure	89
3.4.4 Alteration	90
3.4.5 Weathering	90
3.4.6 Mineralization	90
3.5 Exploration activities	91
3.6 Drilling	91
3.7 Sample preparation and analysis	92
3.8 Quality assurance and quality control	93
3.9 Data verification	94
3.10 Mineral Resource estimation	94
3.11 Reasonable prospects of eventual economic extraction	95
3.12 Mineral Resource statement	95
3.13 Factors that may affect the Mineral Resource estimate	97
4. Technical Assessment	97
4.1 Ore Reserves	97
4.2 Mine plan	97
4.2.1 Subset of the Mineral Resource estimate in the mine plan	97
4.2.2 Geotechnical assumptions	99
4.2.3 Hydrogeological assumptions	99
4.2.4 Mine designs	99
4.2.5 Equipment requirements	101
4.2.6 Production schedule	101

BHP | Financial results for the half year ended 31 December 2025

4.3 Metallurgical Testwork	103
4.3.1 Testwork	103
4.3.2 Variability assessment	103
4.3.3 Metallurgical recovery forecasts	103
4.3.4 Deleterious elements	104
4.4 Process Method	104
4.4.1 Process plant design	104
4.4.2 Reagents and consumables	104
4.4.3 Power	105
4.4.4 Water	105
4.5 Infrastructure	105
4.5.1 Overview	105
4.5.2 Logistics	105
4.5.3 Waste rock	106
4.5.4 Stockpiles	106
4.5.5 Tailings storage	106
4.5.6 Built infrastructure	106
4.5.7 Camps and accommodation	106
4.5.8 Water management and water supply	107
4.6 Environmental considerations	107
4.6.1 Baseline studies	107
4.6.2 Monitoring requirements	107
4.6.3 Closure considerations	107
4.6.4 Permitting considerations	108
4.6.5 Social and heritage considerations	108
4.7 Capital cost estimate	108
4.8 Operating Cost Estimate	109
4.9 Closure Cost Estimate	110
5. Market Assumptions	110
5.1 Market Studies	110
5.2 Commodity and Exchange Rate Forecasts	111
5.3 Contracts	111
6. Evaluation	112
6.1 Economic Analysis	112
6.2 Sensitivity Analysis	113
6.3 Taxation and Royalties	113
6.3.1 Royalties in Argentina	113
6.3.2 Taxes in Argentina	114
6.3.3 Royalties in Chile	115
6.3.4 Taxes in Chile	115
7. Risk and Mitigation	116
7.1 Geological and Resource Risks	116
7.2 Mining and Geotechnical Risks	116
7.3 Metallurgical and Processing Risks	116
7.4 Infrastructure and Execution Risks	116
7.5 Environmental, Social, and Permitting risks	116
7.6 Market and Economic Risks	117
8. Conclusions	117
9. Declarations and Consents	117
10. References	117

BHP | Financial results for the half year ended 31 December 2025

Executive summary

This Technical Assessment Report in relation to the Vicuña Joint Venture (a non-operated joint venture (NOJV) in which BHP Canada holds investments) has been prepared for public disclosure in accordance with the VALMIN Code (2015), with reference to the JORC Code (2012) for Mineral Resource reporting. The report summarises the indicative technical, environmental, and economic basis of the Vicuña Joint Venture copper-gold project (the Project) and provides a scoping-level assessment of its development potential, risks, and opportunities. The Scoping Study has been completed with cost estimates developed to an order of magnitude level, appropriate for this stage of evaluation. The study is preliminary in nature and is based on a significant proportion of Inferred Mineral Resources.

The Project is a proposed large-scale, long-life copper-gold development located along the Argentina-Chile border in the central Andes. It integrates the Josemaría and Filo del Sol deposits under Vicuña Corp., a 50:50 joint venture between BHP Investments Canada Inc (BHP Canada) and Lundin Mining Corporation (Lundin Mining). The Project comprises of two large undeveloped copper-gold resources and is characterised by district-scale mineralisation, multiple mineralisation types, and a complex binational operating environment.

The Project is supported by Mineral Resources, defined through decades of exploration, drilling, metallurgical testwork, and technical studies. Mineralisation comprises copper-gold porphyry and high-sulphidation epithermal styles. Both the Josemaría and Filo del Sol deposits remain open at depth and along strike. No Ore Reserves are estimated, and the current assessment relies on Mineral Resources, including a large proportion of Inferred Mineral Resources. In the opinion of the Competent Persons, it is reasonable to expect that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration, however due to the uncertainty of Inferred Mineral Resources, it should not be assumed that such upgrading will occur.

Development of the Project has been assessed at a conceptual level using a staged strategy to manage capital intensity, technical risk, and execution complexity. The conceptual development sequence includes Stage 1 sulphide flotation processing, initially fed by mineralization from Josemaría; Stage 2 heap leaching of oxide and mixed material at Filo del Sol producing copper cathode and gold-silver doré; Stage 3 development inclusive of sourcing sulphide mineralization from Filo del Sol, facilities to treat high-arsenic concentrate, a mill expansion and supporting infrastructure including power supply, desalinated water supply and concentrate transport.

Metallurgical testwork completed to date has informed the conceptual selection of distinct processing routes for sulphide and oxide material. Elevated arsenic levels within portions of the Filo del Sol sulphide Mineral Resource represent a key technical challenge and have prompted conceptual evaluation of concentrate roasting to produce a low-arsenic copper calcine that may be suitable for broader smelter acceptance. This approach has implications for infrastructure, permitting, operating costs, and environmental management requiring further detailed study.

The Project has been assessed at conceptual level requiring substantial infrastructure development, including access roads, power transmission, water supply systems, tailings storage facilities, waste rock storage areas, processing plants, and workforce accommodation. The binational nature of the Project introduces additional complexity in logistics, permitting, and regulatory coordination but also allows for consideration of alternatives in infrastructure configuration and export routes.

Environmental and social considerations are integral to the Project’s development. Comprehensive baseline studies have been completed across physical, biological, and socio-economic disciplines to support environmental impact assessment and permitting in both Argentina and Chile. Closure planning has been incorporated at a conceptual level, with a focus on long-term physical and chemical stability and compliance with jurisdictional regulatory requirements.

A scoping-level economic analysis has been undertaken to evaluate potential economic outcomes and to compare development options. Capital and operating cost estimates are preliminary and subject to significant uncertainty. Economic outcomes are sensitive to key assumptions, including metal prices, capital intensity, operating costs, metallurgical performance, infrastructure execution, and permitting outcomes.

The Project is exposed to a range of technical, environmental, social, market, and execution risks, reflecting its scale, complexity, and early stage of development. Conceptual risk management measures considered to date include a staged development approach, continued technical de-risking through drilling and metallurgical testwork, early and ongoing stakeholder engagement, and progressive refinement of engineering and environmental studies.

In summary, the Vicuña Project represents a large copper-gold Mineral Resource with the potential for future development subject to technical studies, environmental assessment, permitting, and stakeholder engagement. Ongoing work is required to progressively reduce uncertainty and to inform future development decisions.

BHP | Financial results for the half year ended 31 December 2025

1. Introduction

This Report has been prepared in accordance with the Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets (VALMIN Code, 2015 edition). The technical assessment has been completed using the principles of Competence, Materiality and Transparency as defined by the VALMIN Code. Neither the fact that the report has been prepared for BHP Group Limited (BHP), nor the analysis contained in the report should be interpreted as acts of management or control over the NOJV’s activities.

Where Mineral Resources and Exploration Results are referenced, these have been prepared and disclosed in accordance with the JORC Code (2012 Edition) or other applicable reporting standards by appropriately qualified Competent Persons who are members of Recognised Professional Organisations. The Mineral Resource information referenced in this Report has been prepared by Mr. Luke Evans, M.Sc., P.Eng. (Professional Engineers Ontario), Mr. Sean Horan, P.Geo. (Professional Geoscientists Ontario), and Mr. Paul Daigle, P.Geo. (Engineers and Geoscientists British Columbia), each of whom has relevant experience appropriate to the style of mineralisation and type of deposit described. This Report includes an update to the Mineral Resources as of 31 December 2025.

The technical assessment expressed in this Report has been prepared by independent experts. The Competent Persons responsible for Mineral Resource estimates relied upon in this Report are also independent.

Other authors contributing to this Report are employed by Vicuña Corp and are therefore not independent. Their contributions are limited to the preparation of technical, factual and descriptive information.

The authors have prepared this Report in accordance with the VALMIN Code, and, to the best of their knowledge, there are no material conflicts of interest that would reasonably be expected to influence the conclusions of this Report.

In preparing the Report, reliance has been placed, where appropriate, on information, interpretations and data prepared by suitably qualified experts in specialist disciplines. Such reliance is considered reasonable given the scale and complexity of the Project, and responsibility for those specialist inputs remains with the respective contributors.

This Report has been prepared for public disclosure and is intended for use by investors, professional advisers, and other stakeholders seeking a high-level technical assessment of the Project. It does not constitute an Ore Reserve statement, a feasibility study, or a recommendation to proceed with development and should not be relied upon for any purpose other than that for which it was prepared.

2. Property description

The Vicuña Project was formed by combining two former project areas, the Filo del Sol and the Josemaría projects, each with its own ownership history and internal property subdivisions resulting from acquisitions and the presence of provincial and international boundaries.

The Property spans the border between Argentina and Chile. Chilean mineral tenures are situated approximately 140 km southeast of Copiapó in Region III, while Argentinean mineral tenures lie roughly 350 km northwest of San Juan City within the Iglesia Department, San Juan Province.

2.1 Property location

The Vicuña Project is located in the central Andes along the international border of Argentina and Chile, within the Vicuña District. The Project area lies within the San Juan Province in Argentina and the Atacama Region in Chile.

The Project comprises a group of mineral properties that include the Filo del Sol and Josemaría deposits, which are situated approximately 350 km northwest of the city of San Juan, Argentina, and approximately 150 km southeast of the city of Copiapó, Chile. The Project is located in a high-altitude Andean setting, with elevations generally exceeding 4,000 m above sea level.

Regional access to the Project area is provided by a combination of paved and gravel roads connecting from established population centres in Argentina and Chile. Existing infrastructure in the region includes public road networks, border crossings, and nearby towns that provide logistical support for exploration and development activities.

BHP | Financial results for the half year ended 31 December 2025

The location of the Project, including national and provincial boundaries, nearby towns, access routes, and the positions of the deposits, is shown in Figure 2-1.

Figure 2-1: Vicuña Project location

2.2 Physiography

The Project is located in a region characterised by rugged mountainous terrain, high elevations, and steep relief. The Project area lies along the crest and eastern flank of the Andean Cordillera, with elevations typically ranging from approximately 4,000 m to over 5,500 m above sea level.

Topography within the Project area is dominated by steep ridges, narrow valleys, and high-altitude plateaus. Drainage is generally poorly developed and consists of ephemeral streams and snowmelt-fed channels that flow seasonally, primarily during warmer months. Surface water availability is limited and highly variable due to climatic conditions and elevation.

The region experiences an arid to semi-arid alpine climate, with low annual precipitation, most of which falls as snow at higher elevations. Vegetation is sparse and largely restricted to isolated patches in protected areas and along drainage corridors. Large areas of exposed bedrock, colluvium, and surficial deposits are present across the Project area.

Physiographic conditions, including elevation, climate, and terrain, influence access and logistics and are important considerations in the planning and execution of activities within the Project area.

2.3 Access

The Project is accessible from regional centres in San Juan Province, Argentina, and from northern Chile via a combination of paved highways, secondary roads, and site access tracks. Regional access is provided by established public road networks connecting the Project area to nearby towns and cities that serve as logistical hubs for personnel, supplies, and services.

Access to the Project area is achieved using a network of maintained gravel roads and exploration tracks that have been developed over successive exploration campaigns. These routes provide access to key areas within the Project and are generally suitable for standard light vehicles under normal operating conditions. Due to the high elevation, mountainous terrain, and climatic conditions, access may be subject to seasonal limitations, particularly during periods of snowfall or adverse weather. Access conditions can vary year to year depending on weather patterns and maintenance requirements.

BHP | Financial results for the half year ended 31 December 2025

Air access is available via regional airports located in San Juan Province and northern Chile, with helicopter support used periodically to facilitate access to remote areas, to transport personnel, and support exploration activities.

2.4 Climate and length of operating season

The Project is located in a high-altitude Andean environment characterised by an arid to semi-arid climate, cold temperatures, low precipitation, and strong seasonal variability. Elevations across the Project area generally exceed 4,000 m above sea level, resulting in Andean climatic conditions.

Precipitation is generally low and occurs predominantly as snowfall during the austral winter months. Snow accumulation, freezing temperatures, strong winds, and rapidly changing weather conditions can affect access and field operations, particularly during winter.

Exploration activities have historically been concentrated during the austral summer and shoulder seasons, when weather conditions are generally more favourable. However, recent exploration programs have demonstrated that drilling can be conducted during winter months in selected areas, subject to local conditions, access, and appropriate logistical and safety controls.

The length and continuity of the effective operating season for exploration activities therefore varies across the Project area and from year to year, depending on elevation, terrain, weather patterns, and the specific nature of the work being undertaken. Seasonal and climatic constraints remain an important consideration in planning and scheduling exploration programs.

2.5 Ownership interest

The Vicuña Project is held under a joint venture arrangement between two parties, with each party holding an equal ownership interest in the Project. The joint venture structure governs the exploration, evaluation, and development activities within the Project area.

The Project is owned and operated by Vicuña Corp., which was formed following a series of corporate transactions completed in January 2025 that resulted in the consolidation of ownership of the Josemaría and Filo del Sol deposits under a single operating entity. The joint venture between BHP Canada and Lundin Mining is governed by a shareholders’ agreement that defines governance, operator designation, funding and capital contribution obligations, approval of programs and budgets, and decision-making processes.

The Project comprises a group of mineral properties located in Argentina and Chile, with ownership interests held through locally registered, wholly owned subsidiaries in each jurisdiction, in accordance with applicable national and provincial laws. These subsidiaries hold the relevant mineral concessions, surface access agreements, and contractual rights associated with the Project.

Ownership interests in the Project are subject to the terms and conditions of the joint venture and related agreements, which define the rights and obligations of the parties with respect to funding, management, decision-making, and transfer of interests.

The Mineral Resource estimates presented in this report are stated on a 100% Project basis. Attributable interests are derived by applying the relevant ownership percentages to the reported Mineral Resources. The Mineral Resource estimates include an update from the estimates reported by BHP in the Annual Report.

2.6 Agreements

The Vicuña Project is subject to a number of material agreements that govern mineral tenure, surface access, royalties, and cross-border activities. These agreements provide the legal and contractual framework under which exploration and evaluation activities are conducted within the Project area.

Material agreements applicable to the Project include mineral tenure agreements, option and acquisition agreements associated with certain properties, net smelter return royalty arrangements on selected concessions, and agreements relating to surface access and infrastructure corridors. These agreements are typical of large, multi-property mineral projects and reflect the historical evolution of land tenure and exploration activity within the Project area.

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The Project is also subject to the Mining Integration and Complementation Treaty between Chile and Argentina, which establishes a legal framework to facilitate mining activities in designated border regions. Under this treaty, specific additional protocols may be established to govern exploration and development activities for binational mining projects.

Exploration activities at the Josemaría and Filo del Sol deposits have been conducted within the framework of a specific additional protocol established under the treaty. The treaty and associated protocols provide for coordination between the two jurisdictions with respect to permitting, access, and regulatory oversight applicable to cross-border mining activities.

The agreements described above are considered customary for projects of this nature and stage and do not, in themselves, constitute a guarantee of future development or project advancement.

2.7 Mineral tenure

Mineral tenure for the Project comprises granted exploration and exploitation concessions located in both Argentina and Chile. The Project is located within a binational setting along the Argentina-Chile border, and mineral tenure is therefore governed by the respective national and provincial mining legislation in each jurisdiction.

2.7.1 Argentina

In Argentina, mineral concessions are administered by the provincial mining authority of San Juan Province. The Project includes multiple granted exploitation concessions (minas) and exploration permits (cateos) covering the areas hosting the Josemaría and Filo del Sol deposits.

Mineral tenure in Argentina is held by locally registered entities and consists primarily of exploitation concessions, together with a smaller number of exploration permits. The Mineral Resource estimate for the Josemaría deposit is predominantly hosted within a single exploitation concession, with minor overlap into adjacent concessions. The portion of the Filo del Sol deposit located in Argentina is hosted within a group of contiguous exploitation concessions. The relationship between the deposits and the Argentine mineral tenure is shown in Figure 2-3.

Figure 2-3: Mineral tenure location plan. Argentina

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2.7.2 Chile

In Chile, mineral tenure comprises granted mining concessions, including both exploitation and exploration concessions, administered in accordance with Chilean mining legislation. The Chilean portion of the Project includes multiple granted concessions covering the area of the Filo del Sol deposit.

The Mineral Resource estimate for the Chilean portion of the Filo del Sol deposit is located within a defined group of granted mining concessions. The relationship between the deposit and the Chilean mineral tenure is shown in Figure 2-4.

Figure 2-4: Mineral tenure location plan. Chile

2.7.3 Tenure status

All material mineral concessions comprising the Project were confirmed to be current and in good standing as of the effective date of this report, subject to ongoing compliance with applicable legislative requirements, including the payment of fees and fulfilment of statutory obligations.

2.8 Surface rights

Surface rights required for exploration activities within the Project area are secured through a combination of ownership, statutory rights associated with mineral tenure, easements, and negotiated access agreements with relevant landholders and government authorities.

2.8.1 Argentina

In Argentina, mineral concessions forming part of the Project are located within a multiple-use area of the San Guillermo Provincial Reserve, where mining activities are permitted in accordance with applicable provincial regulations. Certain areas of the Project are subject to environmental oversight requirements associated with the Guillermo Provincial Reserve and its designated buffer zones. Access and exploration activities within these areas are conducted subject to compliance with applicable environmental approvals and supervision requirements.

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Surface access and infrastructure requirements in Argentina are supported by occupancy easements granted or requested through the provincial mining authority. These easements relate to activities such as access roads, infrastructure placement, and water use. Some easements have been granted, while others remain subject to ongoing administrative processes. The current status of surface rights and easements does not preclude the conduct of authorized exploration activities.

2.8.2 Chile

In Chile, surface access to the Project area is secured through a combination of statutory rights associated with granted mining concessions and negotiated access agreements. Agreements are in place to provide surface access to the Tamberías property (Figure 2-4) and other areas of the Chilean tenure holdings, in accordance with Chilean mining and land access legislation.

2.8.3 General considerations

Surface access arrangements across the Project area consider existing land uses, environmental protection measures, and regulatory requirements applicable in each jurisdiction. Surface rights are managed in a manner consistent with the stage of exploration and evaluation of the Project.

2.9 Water rights

Water resources applicable to the Project are regulated under jurisdiction-specific legislative frameworks in Argentina and Chile.

2.9.1 Argentina

In the Province of San Juan, water resources are owned by the province and are administered by the relevant provincial authorities. Water use for exploration activities within the Project area is currently supported by temporary water permits issued in accordance with applicable regulations. These permits are typical for exploration-stage activities and are subject to regulatory conditions, monitoring, and renewal requirements.

2.9.2 Chile

In Chile, water rights are privately held and are regulated under Chilean water legislation. The Project does not currently rely on permanent water rights in Chile for exploration activities. Water supply options for potential future stages of the Project have been evaluated in technical studies and include a range of alternatives consistent with regulatory requirements and environmental considerations.

These alternatives include the potential use of desalinated seawater sourced from the Chilean coast and conveyed to the Project area via a pipeline. Such options remain subject to further technical evaluation, permitting, and regulatory approvals and do not form part of the current exploration-stage water supply arrangements.

2.10 Royalties

The Project is subject to royalties arising under applicable Argentine and Chilean fiscal regimes, as well as contractual royalties associated with certain mineral tenures.

2.10.1 Argentina

Mineral tenure within Argentina are subject to statutory royalties in accordance with provincial mining legislation. In addition, certain tenures are subject to contractual royalty arrangements.

Contractual royalties applicable to the Argentine portion of the Project include net profit interest (NPI) royalties on specific properties that host portions of the Mineral Resource, primarily within the area of the Josemaría deposit. A smaller portion of the Mineral Resource associated with the Filo del Sol deposit is subject to a one-time contingent payment obligation triggered upon the commencement of commercial production within specified concessions.

BHP | Financial results for the half year ended 31 December 2025

These contractual royalty arrangements are considered customary for properties of this nature and stage and would apply only in the event of future mining operations.

2.10.2 Chile

Mineral tenures within Chile are subject to statutory royalties under Chilean mining and fiscal legislation. In addition, certain Chilean concessions forming part of the Project are subject to a contractual net smelter return (NSR) royalty under an option agreement relating to the Tamberías property.

The contractual NSR royalty would apply to mineral production from the relevant concessions. If the option is exercised and the concessions are acquired. The royalty terms include provisions that allow for modification or extinguishment of the royalty under specified conditions.

3. Geology and Mineral Resources

3.1 Property and production history

3.1.1 Exploration and study history

Exploration activity within the Project area was conducted intermittently over several decades and has included surface geochemical sampling, geophysical surveys, geological mapping, and diamond and reverse circulation drilling programs undertaken by several operators.

Early-stage exploration primarily focused on regional reconnaissance and surface evaluation, including mapping and geochemical sampling, aimed at identifying areas of potential mineralisation. These activities informed the targeting of subsequent drilling programs.

More systematic exploration drilling was undertaken during later campaigns, incorporating both reverse circulation and diamond drilling methods. Drilling programs were designed to test geological, alteration, and mineralisation concepts interpreted from surface work and early drilling results. Drill hole data collected during these programs contributed to evolving geological interpretations of the deposit area.

As exploration advanced, additional drilling was completed to further define the spatial distribution of mineralisation and to provide data suitable for mineral resource estimation. Geological modelling, assay data analysis, and supporting technical work were undertaken concurrently with these drilling programs by the project operators and their consultants.

Mineral Resource estimates were prepared and updated periodically as additional drilling and technical data became available. These estimates were completed by independent consultants in accordance with applicable reporting standards current at the time of preparation.

Subsequent technical studies, including conceptual economic studies, were completed to evaluate potential development scenarios based on the available geological, metallurgical, and engineering information. These studies incorporated assumptions and inputs appropriate to their respective study levels and were prepared using the data available at the time.

Exploration drilling and technical studies have continued in parallel with ongoing geological interpretation and data review. The current understanding of the Project reflects the cumulative outcome of these exploration and study activities.

3.1.2 Past production

No mining, bulk sampling for commercial sale, or processing of mineralised material for production purposes has been undertaken.

There has been no historical or current commercial mineral production from the Project area to date.

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3.2 Regional geology

The Project is located within the Andean Cordillera of northern Chile and western Argentina, a region characterised by long-lived magmatic, tectonic, and metallogenic activity associated with subduction along the western margin of the South American plate. The Project’s regional geological setting is illustrated in Figure 3-1.

70°
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HS epithermal Au ± Ag
Porphyry Au
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Porphyry Cu-Mo
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Vicuña Project

Argentina and Chile

Regional Geology

Source: Devine 2025.

Figure 3-1: Regional geological setting of the Vicuña Project (after Devine, 2025).

The regional geological setting comprises a sequence of volcanic, volcaniclastic, and intrusive rocks of predominantly Mesozoic to Cenozoic age, which have been affected by multiple phases of deformation, magmatism, and hydrothermal alteration, resulting in a variety of mineral deposit styles across the broader region.

Regional-scale structures, including faults and lineaments, reflect a complex tectonic history involving compressional and extensional regimes. These structures have influenced the emplacement of intrusive bodies and the distribution of alteration and mineralisation at a regional scale.

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Magmatic activity within the region is represented by a range of intrusive and extrusive lithologies, including intermediate to felsic compositions. Hydrothermal systems associated with this magmatism have locally resulted in alteration assemblages and mineralisation typical of Andean metallogenic belts.

The regional geology provides a geological framework for the Project area; however, mineralisation is controlled by local geological, structural, and hydrothermal factors, which are described in subsequent sections.

3.3 Local geology

The Project area is underlain by a sequence of volcanic, volcaniclastic, sedimentary, and intrusive rocks that have been mapped and interpreted based on surface mapping, drill core logging, and supporting geophysical and geochemical data. The local geological setting of the Project area is shown in Figure 3-2.

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Fig. 7-4
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Vicuña Corp. property boundary
Geology:
Quaternary sedimentary rocks
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Late Cretaceous sedimentary rocks
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Vicuña Project Geology

Source: Vicuña 2025.

Figure 3-2: Local geological map of the Vicuña Project area (after Vicuña, 2025).

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Volcanic and volcaniclastic units form a significant component of the local stratigraphy and comprise a range of intermediate to felsic compositions. These units occur as flows, tuffs, and volcaniclastic sequences and exhibit variable degrees of alteration and deformation. Sedimentary units are present locally and include clastic lithologies deposited in continental to shallow marine environments.

Intrusive rocks occur within the Project area as stocks, dykes, and irregular intrusive bodies of intermediate to felsic composition. These intrusions have been identified through surface mapping and drilling and are spatially associated with zones of alteration and mineralisation described in subsequent sections.

The Project area has been affected by multiple phases of deformation, resulting in the development of faults and fracture systems at a range of orientations and scales. Structural features observed include major faults and subsidiary structures, which locally influence lithological contacts and alteration patterns. The relative timing and kinematics of these structures have been interpreted based on field observations and drill core data.

Hydrothermal alteration is widespread within the Project area and includes assemblages typical of magmatic–hydrothermal systems. Alteration intensity and assemblage types vary spatially and are observed across multiple lithologies. Alteration styles and their spatial distribution are described in more detail in the mineralisation section of this report.

The local geological interpretation reflects the current understanding derived from cumulative exploration activities and technical studies completed to date. Ongoing exploration and data collection may result in refinement to this interpretation.

3.4 Deposit geology

3.4.1 Deposit dimensions

Mineralisation within the Project area occurs within two principal deposits, Filo del Sol and Josemaría, which together comprise multiple mineralised zones delineated through surface exposure and drilling completed to date. The dimensions described below reflect the current interpreted spatial extent of mineralisation based on available drilling and geological information and do not imply continuity beyond the limits of data and may be refined as additional drilling or technical work is completed.

The Filo del Sol deposit, including the Tamberías, Aurora, and Bonita zones, extends over an approximate strike length of 6.5 km in a northeast-southwest orientation. In plan view, the width of mineralisation varies along strike and reaches a maximum of approximately 1.5 km in the Aurora zone. Drilling has intersected mineralisation to depths of up to approximately 1.8 km below surface, with the vertical extent varying across the deposit. Based on drilling completed to date, mineralisation at Filo del Sol remains open to the north, south, east, west, and at depth.

The Josemaría deposit is partly exposed at surface and has an interpreted plan extent of approximately 1.0 km east-west by 1.5 km north-south, as defined by surface mapping and drilling. Mineralisation at Josemaría has been intersected to vertical depths of approximately 600 m to 700 m below surface, with the depth extent constrained by the limits of current drilling. The deposit remains open to the south beneath a thickening cover of post-mineralised volcanic rocks and also at depth.

3.4.2 Lithologies

At Filo del Sol, lithologies include a complex assemblage of volcanic and volcaniclastic units of intermediate to felsic composition, together with intrusive rocks that occur as stocks, dykes, and irregular intrusive bodies. Volcanic and volcaniclastic units comprise lava flows, tuffs, breccias, and reworked volcaniclastic material, which display variable textures, grain sizes, and degrees of alteration. These units are intercalated locally with sedimentary horizons.

Intrusive rocks at Filo del Sol have been intersected in multiple drill holes and intrusions vary in geometry and texture and include porphyritic and equigranular phases. Contacts between intrusive and volcanic or volcaniclastic units are locally irregular and have been interpreted based on drilling and geological observations.

At the Josemaría deposit, lithologies are dominated by volcanic and volcaniclastic rocks intruded by intermediate to felsic intrusive bodies. Volcanic units include flows and volcaniclastic sequences that are variably altered and locally overprinted by intrusive phases. Intrusive rocks occur as stocks and dykes and have been identified through surface exposure and drilling.

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Across both deposits, lithological contacts are variably affected by deformation and hydrothermal alteration, resulting in locally diffuse or modified boundaries between units. Lithological interpretations are based on the integration of surface mapping, drill core logging, and supporting geological data.

The lithological framework described above reflects the current geological interpretation derived from available data. Ongoing drilling and geological studies may result in refinement to lithological boundaries and unit classifications.

Maps showing the Filo del Sol and Josemaria geology are provided in Figure 3-3 and Figure 3-4 respectively.

Figure 3-3: Deposit geological map, Filo del Sol (after Vicuña, 2025).

BHP | Financial results for the half year ended 31 December 2025

Figure 3-4: Deposit geological map, Josemaria.

3.4.3 Structure

The Project area has been affected by multiple phases of deformation, resulting in the development of structural features at a range of orientations and scales. Structural interpretations are based on surface mapping, drill core logging, and the analysis of drill hole data.

Observed structural features include faults, fracture zones, and joint sets that locally influence lithological contacts and alteration patterns. Faults occur at a range of orientations and displacements and are expressed variably in surface exposures and drill intersections. Some faults are interpreted to be regionally significant, while others appear to be more local and associated with the mineralisation.

Fracturing and jointing are widespread and vary in intensity across different lithologies and alteration zones. These features have been identified through drill core observations and surface mapping and contribute to local variations in rock fabric and competency.

Structural complexity varies across the deposits and reflects the cumulative effects of deformation, intrusion, and hydrothermal alteration. Structural interpretations remain subject to refinement as additional drilling and geological data become available.

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3.4.4 Alteration

Hydrothermal alteration is widespread within the Project area and has been identified through surface mapping, drill core logging, and supporting geological studies. Alteration assemblages vary spatially and are observed across multiple lithologies and structural domains.

At the Filo del Sol deposit, alteration includes assemblages typically associated with magmatic-hydrothermal systems and comprises a range of alteration styles, including potassic, phyllic, argillic, advanced argillic, and propylitic alteration. These alteration styles occur in differing proportions and intensities across the deposit and locally overprint earlier lithological and structural features. Zones of intense alteration are observed in both near-surface and deeper parts of the system, as defined by drilling and surface exposure.

At the Josemaría deposit, alteration assemblages include potassic, phyllic, and propylitic styles, together with locally developed argillic alteration. Alteration is variably developed across the deposit and has been identified in association with both volcanic and intrusive lithologies. The distribution and intensity of alteration at Josemaría have been interpreted based on surface mapping and drill core observations.

Across both deposits, alteration boundaries are locally diffuse and may be modified by later deformation and superimposed alteration events. Alteration interpretations reflect the current understanding derived from available geological data and are subject to refinement as additional drilling and geological studies are completed.

3.4.5 Weathering

Weathering has affected the upper portions of the deposits within the Project area and is expressed by oxide and transitional zones overlying less weathered material at depth. The depth and intensity of weathering vary across the deposits and reflect a combination of geological, structural, and topographic factors.

At the Filo del Sol deposit, weathering extends from surface to variable depths below surface, as defined by drilling and surface exposure. The weathered profile locally includes zones of strong oxidation and leaching, together with transitional intervals where weathering effects decrease with depth. The thickness and continuity of weathering vary spatially across the deposit.

At the Josemaría deposit, weathering is generally less extensive and is influenced by surface exposure and local geological conditions. Weathered material occurs near surface and transitions to less weathered rock at depth, with the depth to fresh rock varying across the deposit.

The boundaries between weathered, transitional, and less weathered material are locally diffuse. The weathering profile described above reflects the current understanding based on available drilling and surface data and may be refined as additional information becomes available.

3.4.6 Mineralization

Mineralisation within the Project area comprises copper and gold, with arsenic present as an associated element, occurring in multiple mineralised zones within the Filo del Sol and Josemaría deposits.

At the Filo del Sol deposit, mineralisation occurs in several zones, including the Tamberías, Aurora, and Bonita zones, and is present in both near-surface and at depth. Copper mineralisation is observed in oxide, transitional, and sulphide forms, while gold mineralisation occurs in association with both oxidised and sulphide material. Arsenic is present locally within mineralised intervals and has been identified in association with sulphide mineralisation. The distribution of mineralisation varies spatially and reflects the complex geological setting of the deposit as defined by drilling and geological interpretation.

At the Josemaría deposit, mineralisation is characterised by copper and gold, and arsenic occurring as an associated element. Mineralisation occurs within both volcanic and intrusive host rocks and has been intersected from surface to depth in multiple drill holes. Mineralisation occurs in oxidised and sulphide forms, with transitional material present locally.

Across both deposits, mineralisation boundaries are irregular and locally diffuse. Variations in metal content, associated elements, mineral assemblages, and oxidation state are observed both laterally and vertically, and continuity of mineralisation varies within and between zones. The descriptions provided above reflect the current interpretation based on available drilling and surface data and do not imply continuity beyond the limits of existing information.

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3.5 Exploration activities

Exploration activities within the Project area were conducted in multiple phases by various operators and included geological mapping, geochemical sampling, geophysical surveys, and drilling. These activities were undertaken to improve the geological understanding and to delineate mineralised zones identified through surface exposure and subsurface data.

Early exploration work focused on regional and local scale geological mapping at scales ranging from 1:5,000 to 1:10,000 and surface sampling, including 8,207 talus, 2,296 rock chip and 3,729 trench and road cut samples to characterise lithologies, structures, and alteration. This work contributed to the identification of prospective areas within the Project boundary and informed the location of subsequent exploration programs.

Geophysical surveys, including airborne and ground-based methods such as induced polarization, resistivity, magnetic, magneto telluric data acquisition (MIMDAS), and controlled source audio magneto telluric surveys, were completed over portions of the Project area at various stages of exploration.

These surveys were used to assist in the interpretation of subsurface geology and structural features and to support drill targeting. The coverage, resolution, and survey parameters vary between programs and areas.

Exploration activities were conducted in accordance with applicable regulatory requirements and industry practices at the time they were undertaken. The exploration data generated through these activities form the basis for the current geological interpretations and technical studies; however, the results and interpretations are subject to the limitations inherent in the spacing, depth, and distribution of exploration data.

3.6 Drilling

Drilling within the Project area was undertaken over multiple exploration phases by different operators using a combination of diamond drilling and reverse circulation drilling. Drilling programs were designed to test geological interpretations derived from surface mapping, geophysical data, and prior drilling results, and to evaluate mineralisation at depth.

As of 31st October 2025, a total of 1,029 drill holes comprising approximately 378,662 m of drilling had been completed across the Project area (Figure 3-8).

Figure 3-8: Drill collar location map, Vicuña Project Area

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This total includes exploration drilling completed at the Josemaría and Filo del Sol deposits, together with additional drilling undertaken for purposes such as potential site infrastructure investigations, hydrogeological studies, and water supply. Not all drill holes were included in the geological or mineralisation datasets used for technical studies. Drill core obtained from diamond drilling was also used, where appropriate, for geotechnical logging, hydrogeological observations, and the collection of samples for metallurgical testwork.

At the Filo del Sol deposit, drilling was conducted across multiple mineralised zones, including the Tamberías, Aurora, and Bonita zones. Drill holes were collared from surface and oriented to test mineralisation over a range of depths and spatial extents. The Filo Mineral Resource estimate is supported by 236 diamond drill holes (186,588.5 m), and 196 reverse circulation drill holes (47,491 m).

Drilling continues at Filo del Sol however, data from the post-cut-off drilling has not been incorporated the technical studies.

At the Josemaría deposit, drilling was completed from surface and tested mineralisation across the interpreted extent of the deposit. Drill hole locations, orientations, and depths vary across the deposit and reflect the geological understanding at the time of drilling. Drilling used to support the estimation of Mineral Resources consists of 195 diamond drill holes (89,966.2 m) and 48 reverse circulation drill holes (17,538 m). No additional drilling has been completed at Josemaría since December 2022.

Diamond drilling provides continuous core for geological logging and sampling, while RC drilling has been used primarily for shallower drilling and as pre-collars for deeper diamond drill holes. Drill hole locations, orientations, and depths are recorded in the Project database and form the basis for geological interpretation and subsequent technical evaluations. Drilling coverage, spacing, and depth vary across the Project area, and the level of geological confidence differs accordingly.

Standardised logging protocols and specialised software were employed to systematically document geological and geotechnical data. This could include lithology, alteration characteristics, structural features, mineralisation descriptions, sulphide content percentages, mineralogical analysis, spectrometry (ASD), X-ray fluorescence, magnetic susceptibility and electrical conductivity, core photography, rock quality designation (RQD), recovery rates, and specific gravity measurements.

The diamond drill holes at Filo del Sol achieved an overall average core recovery rate of 95%. Sample recovery varies according to the level of oxidation from 91% in oxide and 95% in sulphur. The drill core obtained from the Josemaría deposit consistently demonstrates high competency. Core recovery rates showed minimal variation across drilling programs, with averages ranging between 94% and 95%.

Differential global positioning system (GPS) instruments were used to locate drill collars. Instrumentation used for down-hole surveys varied by campaign, and included Reflex multi-shot instruments, SRG-gyroscope surveys, and Champ Navigator tools. Down hole survey depths varied from 10–50 m intervals.

For both copper and silver at Filo del Sol, drilled widths are essentially true widths, as the steep to vertical drill holes pierce the zones at near-perpendicular angles. Gold distribution is more complex, manifesting in both disseminated, sub-horizontal layers and presumed steep, structurally controlled zones. The drilled widths for the disseminated and sub-horizontal gold-bearing zones are essentially true widths, similar to those for copper and silver; however, the drilled width of the structurally controlled zones are likely to exceed the true widths. Josemaría is classified as a porphyry deposit. The reported and described interval thicknesses are regarded as representing true thicknesses.

3.7 Sample preparation and analysis

Sampling and assaying within the Project area were conducted over multiple exploration phases by different operators using procedures consistent with industry practices at the time the work was undertaken. Samples primarily on consists of diamond drilling and reverse circulation drilling.

For diamond drilling, core was typically cut using a core saw, with a portion of the core retained for reference and the remaining portion submitted for analysis. Core samples ranged from 1-2 m lengths. Over the course of the Project’s exploration history, the retained reference portion evolved from half-core to quarter-core practices, reflecting changes in sampling protocols implemented at different times. Sampling intervals were generally selected based on geological boundaries, with sample lengths varying according to lithology, alteration, and mineralisation characteristics. Reverse circulation samples were collected at regular intervals and handled using standard procedures appropriate for the method of drilling.

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For reverse circulation drilling, samples were collected at the drill rig at regular intervals. At Josemaría, RC samples were typically collected over two-metre intervals, with bulk sample weights of approximately 40 kg. At Filo del Sol, RC samples were typically collected over one-metre intervals, with bulk sample weights of approximately 30 kg to 40 kg. In both cases, samples were split at the rig, with representative sub-samples of approximately 5 kg submitted for laboratory analysis. In some programs, consecutive RC intervals were composited prior to submission. Sample handling, splitting, and transport were conducted using industry-accepted practices applicable at the time of drilling.

Bulk density measurements were collected on diamond drill core during multiple exploration campaigns at both the Josemaría and Filo del Sol deposits. Density determinations were typically completed using the water immersion (Archimedes) method on unsealed core samples. During portions of the 2021 and 2022 programs at Josemaría, some samples were wrapped in plastic film prior to immersion; however, this practice was discontinued after it was determined that trapped air introduced a positive bias in the results. Density measurements affected by this practice were excluded from use in Mineral Resource estimation. Density data were collected across a range of lithologies, alteration styles, oxidation states, and mineralisation types and were stored in the project database for use in Mineral Resource estimation. Beginning in 2024, bulk density determinations were routinely completed by ALS Global as part of the laboratory sample preparation workflow, rather than being measured on site by project personnel. The density measurement procedures were reviewed by the SLR Competent Person during site visits and were found to be consistent with standard industry practice.

Sample preparation and analytical work were undertaken by independent commercial laboratories, including ALS Global, SGS Minerals Services, and Bureau Veritas Commodities, or their predecessor entities, depending on the timing of individual exploration programs. These laboratories are independent of BHP, Lundin Mining and their related entities.

The laboratories used for sample preparation and analysis operate facilities accredited to internationally recognised quality management standards, including ISO/IEC 17025 or equivalent accreditation applicable at the time the work was completed.

Samples were dried, crushed, and pulverized. Crushing and pulverization sizes varied by campaign. Crushing included >70% passing -2 mm mesh, and 85% passing 10 mesh sizes. Pulverizing included >85% passing -75 µm screen, 85% passing 200 mesh, and 95% passing 200 mesh sizes,

Analytical methods employed were appropriate for the determination of copper, gold, silver, arsenic, and other elements of interest. The specific analytical techniques and detection limits varied between programs and laboratories and reflect the analytical standards and practices in place at the time of analysis. Gold was typically determined using fire assay and an atomic absorption spectroscopy (AAS) finish. Other elements, including copper and silver, were determined using a multi-element analysis (suite of elements varied from 27 to 48). Copper and silver could also be determined individually with an AAS finish. Acid-soluble and cyanide-soluble copper were determined from sequential analysis in some campaigns.

3.8 Quality assurance and quality control

Quality assurance and quality control (QA/QC) procedures were implemented during sampling and assaying programs to monitor analytical performance and data quality. QA/QC practices were applied by different operators over multiple exploration phases and reflect industry-accepted practices in place at the time the work was undertaken.

QA/QC measures included the routine insertion of certified reference materials (standards), blanks, and duplicate samples into the sample stream at predetermined frequencies. These control samples were used to assess analytical accuracy, precision, and potential contamination during sample preparation and analysis. The types and frequencies of QA/QC samples varied between programs over time and included blanks, standards and field-, pulp- and assay duplicates. For assay quality control, certified reference materials, blanks, and duplicate samples were typically inserted at a frequency of approximately one control sample per ten routine assay samples, while bulk density determinations submitted to the laboratory were processed in batches of approximately 50 samples, with five samples randomly re-submitted in each batch to monitor measurement repeatability.

QA/QC results were reviewed on an ongoing basis as part of exploration and technical evaluation workflows. Where identified, anomalous results or departures from expected performance were investigated and addressed in accordance with established procedures, which included re-analysis or resampling where appropriate.

Based on reviews completed to date, the analytical data generated from the sampling and assaying programs are considered suitable for use in geological interpretation and subsequent technical studies.

BHP | Financial results for the half year ended 31 December 2025

3.9 Data verification

Data used in geological interpretation and technical studies for the Project have been generated through exploration activities conducted over multiple phases by different operators. Data verification has been undertaken through a combination of routine internal processes and targeted third-party reviews completed for specific technical purposes.

Verification activities included checks of drilling, sampling, and assay data during data capture and database management processes. These checks comprised reviews of collar locations, downhole survey data, sample intervals, and assay results to identify potential errors, inconsistencies, or omissions. Database validation procedures and internal consistency checks were applied as part of ongoing data management and technical workflows.

In addition to routine internal verification, selected aspects of the Project data and geological interpretations were subject to external technical review. These reviews included assessments of geological models, inputs to Mineral Resource, and underlying drilling and sampling data, and were undertaken to support technical evaluation and study work. The reviews were limited in scope to their stated purposes and did not constitute independent audits of the Project data as a whole.

As part of recent data management activities, the drill hole and sampling database was reviewed to support data integrity, validation, and internal consistency within the current database structure. This work focused on data completeness, structure, and logical consistency and did not include independent verification of geological interpretation or analytical results.

The data verification activities described above are considered appropriate for the nature and stage of the Project and form the basis for the geological interpretations and technical studies referenced herein, subject to the inherent limitations associated with data density, spatial distribution, and historical exploration practices.

3.10 Mineral Resource estimation

Mineral Resource estimates were prepared for the Josemaría and Filo del Sol deposits using geological, drilling, sampling, and analytical data generated through multiple phases of exploration. The estimates were completed as part of formal technical studies and were prepared in accordance with the JORC Code (2012).

Geological models were developed for each deposit based on interpretations of lithology, alteration, mineralisation, and structure derived from drilling data and supporting studies. These models defined geological and mineralised domains that formed the framework for grade estimation.

At Filo del Sol, Mineral Resource estimation was carried out using conventional block modelling techniques. Assay data were composited to appropriate lengths prior to estimation, considering the variability of the mineralisation. Variography was undertaken within defined geological domains to inform the selection of estimation parameters and interpolation strategies. Grade interpolation methods were selected based on the spatial characteristics of the mineralisation and the available data density, supported by statistical analysis of assay data.

At Josemaría, the Mineral Resource estimate was developed using conditional simulation techniques to better represent grade variability and uncertainty within the deposit. Assay data were composited prior to simulation, considering the variability of the deposit, and variograms modelling was undertaken to characterise spatial continuity within the defined geological domains. Simulated grade realisations formed part of the estimation workflow and informed classification decisions consistent with the geological understanding of the deposit and the available data.

For both deposits, bulk density values were assigned to the Mineral Resources based on available density measurements collected from drill core and other relevant data. Density domains were defined where appropriate to reflect variations associated with lithology, alteration, and oxidation state

Model validations were undertaken as part of the estimation process and included comparisons of estimated grades against input drill hole data, visual inspection of grade distributions in plan and section, and statistical checks to assess global and local agreement between input data and model outputs. These validations assessed the reasonableness of the Mineral Resource estimates relative to the underlying data and geological interpretation.

Mineral Resources were classified into appropriate categories based on the level of geological confidence, taking into account factors such as drilling density and spacing, data quality, geological continuity, and the reliability of the geological and estimation models. Classification criteria were supported by stochastic simulation studies.

BHP | Financial results for the half year ended 31 December 2025

3.11 Reasonable prospects of eventual economic extraction

Mineral Resources for the Project have been reported with consideration of reasonable prospects for eventual economic extraction in accordance with the JORC Code (2012). The assessment of reasonable prospects was undertaken using conceptual open pit constraints informed by the scoping study and supporting technical studies.

For both deposits, Mineral Resources were constrained within conceptual open pit shells optimised on net smelter return (NSR). NSR values were calculated on a block-by-block basis and incorporated long-term metal price assumptions, estimated metallurgical recoveries, concentrate treatment and refining charges, transportation and logistics costs, royalties, and operating cost assumptions appropriate to each deposit and mineralisation type.

Conceptual pit optimisations were completed using industry-standard optimisation techniques and geotechnical slope assumptions derived from site-specific studies. Processing and general and administrative costs were applied as the primary pit discard criteria, with blocks required to demonstrate a positive or marginal NSR value to be included within the reporting constraints. Where relevant, revenue deductions associated with deleterious elements were incorporated into the NSR calculations.

At Filo del Sol, conceptual pit shells were generated based on block model estimates using appropriate economic and technical parameters. At Josemaría, reasonable prospects were evaluated through pit optimization applied to each realization of the stochastic simulation, with Mineral Resources reported as the average of multiple optimized outcomes.

The resulting optimised pit shells are conceptual in nature and are not intended to represent mine designs or Ore Reserves. However, they provide a reasonable basis for demonstrating that the reported Mineral Resources have potential for eventual economic extraction under assumed technical and economic conditions. Mineral Resources are reported in situ and do not include modifying factors such as dilution, mining recovery, or detailed production scheduling, which will be addressed in subsequent stages of project evaluation.

3.12 Mineral Resource statement

The Mineral Resources for the Project are reported on an in-situ basis and are reported in accordance with JORC Code (2012). The Mineral Resource estimates comprise the combined estimates for the Josemaría and Filo del Sol deposits and form the basis for subsequent technical and economic evaluations referenced in this report.

The Mineral Resource estimates for both Filo del Sol and Josemaria deposits are stated as at December 31, 2025. The information in this report that relates to Mineral Resource estimates for the Vicuña Project was prepared by Competent Persons Mr. Luke Evans for Filo del Sol and Mr. Sean D. Horan and Mr. Paul Daigle for the Josemaría estimate.

Mr Evans is a full-time employee of SLR Consulting (Canada). Mr Evans has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Evans consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Mr Horan is a full-time employee of Resource Modeling Solution Ltd. Mr Horan has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Horan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Mr Daigle is a full-time employee of AGP Mining Consultants Inc. Mr Daigle has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Daigle consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The detailed Mineral Resource statement, including a breakdown by deposit, zone, and classification, is presented in Table 3-1.

BHP | Financial results for the half year ended 31 December 2025

Table 3-1: Vicuña Project Mineral Resource as of 31 December 2025

Deposit	Zone	Category	Tonnes (Mt)	Grades			Contained Metal
				Cu (%)	Au (g/t)	Ag (g/t)	Cu (kt)	Au (Moz)	Ag (Moz)
Josemaría	Sulphide	Measured	648	0.33	0.25	1
		Indicated	961	0.25	0.15	1
		Inferred	683	0.22	0.11	1
		Total	2,290	0.26	0.17	1
Filo del Sol	Gold Oxide	Measured	—	—	—	—
		Indicated	301	—	0.25	3
		Inferred	711	—	0.18	3
		Total	1,010	—	0.20	3
	Copper Oxide	Measured	—	—	—	—
		Indicated	467	0.32	0.27	3
		Inferred	431	0.23	0.20	2
		Total	898	0.28	0.24	2
	Silver Oxide	Measured	—	—	—	—
		Indicated	71	0.36	0.36	120
		Inferred	95	0.08	0.14	35
		Total	166	0.20	0.23	71
	Sulphide	Measured	—	—	—	—
		Indicated	1,730	0.46	0.34	6
		Inferred	8,720	0.34	0.18	3
		Total	10,500	0.36	0.21	3
Vicuña Project Total		Measured	648	0.33	0.25	1
		Indicated	3,530	0.34	0.27	6
		Inferred	10,600	0.30	0.18	3
		Total	14,800	0.31	0.20	4	46,600	97.4	1,780
Notes:
1. Mineral Resources reported in accordance with the JORC Code (2012)
2. Mineral Resources are reported in situ. The Filo del Sol estimates were current at December 31, 2025, and the Josemaría estimates were current at December 31, 2025.
3. Mineral Resources are reported on a 100% basis. The Project is a 50:50 joint venture between Lundin Mining and BHP Canada. BHP Canada’s attributable interest in the Mineral Resource estimate is 50%.
4. The Competent Person for the Filo del Sol estimates is Mr. Luke Evans, M.Sc., P.Eng., an SLR Consulting (Canada) Ltd. employee. The Competent Persons for the Josemaría estimate are Mr. Sean D. Horan, P.Geo., a Resource Modelling Solutions Ltd. employee and Mr. Paul Daigle, P.Geo. a AGP Mining Consultants Inc. employee,
5. Mineral Resource estimates for Filo del Sol were constrained within a pit shell with pit slope angles of up to 45o. Metal prices used were US$4.60/lb. copper, US$2,875/oz gold, and US$32.50/oz silver. Net smelter return (NSR) cut-off values and metallurgical recoveries varied by zone, and included:

•

Gold Oxide: 73% gold; 63% silver recoveries with an NSR cut-off value of US$10.68/t;

•

Copper and Silver Oxide: 67% copper, 63% gold, and 78% silver recoveries with an NSR cut-off value of US$16.58/t;

•

Sulphide: 78% copper, 62% gold, and 62% silver recoveries with an NSR cut-off value of $9.84/t.

•

Mining cost: $1.64/t (base cost at 4885 m) + incremental costs of $0.049/t/bench below and $0.031/t/bench above

•

Processing cost: $7.78/t (gold oxide); $14.13/t (copper and silver oxides); $4.74/t (sulphide)

•

Water cost: $2.19/t processed

•

Tailing cost: $0.19/t processed

•

G&A cost: $1.64/t processed

•

Stockpile reclaiming cost: $0.79/t reclaimed

•

ROM hauling cost: $0.36/t processed (gold oxide)

•

Sustaining mining cost: $0.33/t mined

•

Sustaining tailing & mill cost: $1.09/t processed

• Refining costs: $0.07/lb. (copper); $5.0/oz. (gold); $0.5/oz. (silver) • Treatment costs: $70.0/dmt
• Royalties: 3.0% of gross payable revenue
6. Mineral Resource estimates for Josemaría were constrained within a pit shell with pit slope angles of up to 45o. Metal prices used were US$4.60/lb. copper, US$2,875/oz gold, US$32.50/oz silver and an NSR cut-off value of US$9.59/t. Other inputs included average metallurgical recoveries of 82%, 60% and 56% for Cu, Au and Ag respectively

•

Mining cost: $1.86/t (base cost at 4535 m) + incremental costs of $0.049/t/bench below and $0.031/t/bench above

•

Water cost: $2.19/t processed

•

Processing cost: $4.48/t processed

•

Tailing cost: $0.19/t processed

•

G&A cost: $1.64/t processed

•

Sustaining mining cost: $0.33/t mined

•

Sustaining tailing & mill cost: $1.09/t processed

• Refining costs: $0.07/lb. (copper); $5.0/oz. (gold); $0.5/oz. (silver) • Treatment costs: $70.0/dmt
• Royalties: 3.0% of gross payable revenue
9. MI = Measured and Indicated

BHP | Financial results for the half year ended 31 December 2025

3.13 Factors that may affect the Mineral Resource estimate

The Mineral Resource estimates for the Project are subject to a range of factors that may affect their reliability, continuity, classification, and potential future modification. These factors are inherent to mineral exploration and resource estimation and reflect the nature and stage of development of the Project.

Mineral Resource estimates are based on geological interpretations derived from drilling, sampling, and analytical data. Uncertainty remains in the interpretation of geological domains, structural controls, and the continuity of mineralisation, particularly in areas with wider drill spacing or limited data coverage. Additional drilling may result in changes to the interpreted geometry, grade distribution, and extent of mineralisation.

Sampling and analytical results are subject to limitations associated with sample recovery, sample representativity, analytical precision, and laboratory performance. While quality assurance and quality control procedures have been applied, such measures do not eliminate all sources of uncertainty inherent in the data.

Estimation methodologies rely on assumptions regarding spatial continuity, grade variability, and bulk density. The selection of compositing lengths, variogram models, interpolation parameters, simulation approaches, and density assignments involves professional judgement and may influence estimated grades, tonnages, and classifications.

Mineral Resource classification reflects the level of geological confidence at the time of estimation and is influenced by factors such as drilling density, data quality, geological complexity, and model reliability. Changes to any of these factors, including the incorporation of new data, may result in reclassification of Mineral Resources.

The assessment of reasonable prospects for eventual economic extraction incorporates assumptions relating to mining methods, processing options, metallurgical performance, geotechnical conditions, and economic parameters. Changes in these assumptions, or in external factors such as commodity prices, costs, regulatory requirements, environmental considerations, or social and permitting conditions, may impact the consideration of reasonable prospects of eventual economic extraction.

Mineral Resource estimates are reported in situ and do not account for modifying factors such as mining dilution, mining recovery, detailed mine design, or production scheduling. As the Project advances through further technical studies, the Mineral Resource estimates may be refined, re-estimated, or converted to Ore Reserves, or portions of the Mineral Resources may not ultimately be economically extractable.

4. Technical Assessment

4.1 Ore Reserves

No Ore Reserves are estimated for the Vicuña project.

This Technical Assessment report discusses the results of a Scoping Study based on Mineral Resources. The Scoping Study is based on low-level technical and economic assessments and is insufficient to support estimation of Ore Reserves or to provide assurance of an economic development case at this stage, or to provide certainty that the conclusions of the Scoping Study will be realised.

4.2 Mine plan

4.2.1 Subset of the Mineral Resource estimate in the mine plan

At the current stage of the Technical Assessment, the Vicuña Project has been evaluated at a conceptual level using a multi-phase, district-scale plan integrating the Josemaría and Filo del Sol deposits along the Argentina–Chile border. The proposed development sequence prioritises early contribution from the Josemaria deposit, leveraging its shallow, high-grade core and comparatively low strip ratio to enable accelerated cash flow generation. This sequencing will provide additional time at Filo del Sol to advance infill drilling to upgrade resource confidence, expand metallurgical testwork to better define domain-specific processing performance, and progress engineering for arsenic removal from concentrate while confirming long-term stabilization of arsenic for safe disposal. The approach also allows for staged waste stripping at Filo, where higher strip requirements are necessary to expose higher-grade mineralization, thereby enhancing overall project value and reducing early technical and execution risk.

BHP | Financial results for the half year ended 31 December 2025

Stage 1 (Sulphide Mill) assumes run-of-mine material processed through a crush–grind–flotation concentrator at an average nominal throughput of approximately 175,000 tonnes per day (tpd), producing a copper concentrate with gold credits. Initial mineralization is sourced from the Josemaría deposit, considering conventional truck-and-shovel open-pit mining, transitioning to mineralization from Filo del Sol later in the production schedule, once appropriate supporting infrastructure is available (including material transfer via an approximately 12 km overland conveyor system between the mine sites).

Stage 2 (District Leaching) have been evaluated considering the option of oxide processing at the Filo del Sol site via leach based methods. Indicative processing rates of up to approximately 90,000 tpd with copper cathode and gold/silver doré as potential products. The production assumption and economic assessments apply a seasonal derating factor (limited operations to approximately nine months annually) reflecting winter limitations for on/off pad leaching operations at high elevation.

Stage 3 (Sulphide Expansion) have been evaluated considering the option of processing Filo del Sol sulphide mineralisation via staged integration with the Josemaría concentrator, including material transfer via an approximately 12 km overland conveyor system between the mine sites. A subsequent expansion will increase total processing capacity to approximately 293,000 tpd.

At this stage, the specific proportions of Measured, Indicated and Inferred Mineral Resources supporting the conceptual production profile, and the subset of the Mineral Resource estimate incorporated into each phase of the mine plan, are pending confirmation of the controlling Mineral Resource estimate(s), pit optimisation outputs, and scheduling assumptions.

Over 97% of the Mineral Resource recoverable metal reporting in the conceptual production schedule during the initial payback period consists of Measured and Indicated Resources. The proportion of material as Measured, Indicated and Inferred is shown in Figure 4-1. Blue and purple colours represent Measured and Indicated Resources while orange and yellow represent Inferred Resources. Measured and Indicated Resources represent greater than 97% of revenues from the proposed production schedule during the initial payback period. The payback metric is derived from a preliminary Scoping Study cash-flow model, and the conceptual production schedule is illustrative only and subject to a high level of uncertainty. No Ore Reserves have been declared.

Figure 4-1: Vicuña Production Schedule by Measured, Indicated and Inferred Resources

BHP | Financial results for the half year ended 31 December 2025

4.2.2 Geotechnical assumptions

Conceptual development scenarios have been evaluated considering open pit mining is planned for the Josemaría deposit and for the Filo deposit, based on high level assumptions with a conventional large-scale truck-and-shovel open pit approach. At this stage of the Technical Assessment, slope design criteria, bench geometry, inter-ramp and overall slope angles, geotechnical domain definitions, rock mass classification parameters, and design acceptance criteria are based on geotechnical studies and conceptual mine design.

The conceptual mine design for both pits is based on 15 m benches (often double benching), with slope angles ranging from 33-45º. Stack heights of 60-120 m were implemented into pit mine designs to decouple potential failure planes and reduce likelihood of large-scale, deep-seated instability.

4.2.3 Hydrogeological assumptions

Pit inflows have been assessed and are conceptually expected to comprise of the following potential sources:

•

Direct precipitation: The annual average precipitation is approximately 240 mm. Precipitation occurs as rainfall in the summer months, and snow in the winter. Most precipitation occurs as snowfall during the austral winter from May to August.

•

Runoff from surrounding watershed: The principal water source is anticipated to be snowmelt. The majority of infiltration is expected to evaporate from soil moisture; some may infiltrate to groundwater, while some may flow as shallow interflow toward creeks.

•

Groundwater seepage (discharge): Groundwater inflows to the pit are anticipated to increase over time as the pit deepens, and additional groundwater flow is intercepted. Seepage is likely to occur along geological contacts, fractures, and faults where most groundwater flow should occur. Preliminary hydrogeological assessment and available data indicate overall groundwater flows are projected to remain low, at less than 3 L/s.

Water pumped from dewatering wells and discharge from horizontal drains: These flows will be directed to sumps, tanks, or channels and subsequently conveyed to sumps or sedimentation ponds.

4.2.4 Mine designs

Conceptual open pit limits were established using industry-standard pit optimisation techniques including Lerchs-Grossmann and direct block scheduling algorithms applied to the block model Mineral Resource estimate. Indicative revenue factors were derived from long-term consensus metal price assumptions and metallurgical recovery projections, with NSR values calculated for each block for evaluation purposes. High level mining, processing, general and administrative, and selling costs were incorporated to derive indicative economic cut-off values. Preliminary geotechnical slope parameters were applied by sector and lithological domain based on available geotechnical investigations.

A series of nested pit shells was generated to define the preliminary ultimate economic envelope and to support staged development planning scenario. The selected pit limits reflect a balance between maximising economic value and deferring stripping requirements as much as practical, haulage geometry, and operational constraints while enabling consistent plant feed and production rates.

Conceptual mine designs were prepared for most phases, incorporating high level operational and safety criteria including bench heights, berm widths, inter-ramp and overall slope angles, ramp gradients, haul road widths, and minimum mining widths compatible with the selected equipment fleet. Practical mining shapes suitable for scoping level study evaluation replaced theoretical optimisation shells to reflect constructability considerations. Figure 4-2 shows pit phasing of the Josemaria deposit while Figure 4-3 shows pit phasing of the Filo deposit.

BHP | Financial results for the half year ended 31 December 2025

Figure 4-2: Josemaria pit phasing plan view (colours represent different pit phases)

Figure 4-3: Filo pit phasing Planview (colours represent different pit phases)

BHP | Financial results for the half year ended 31 December 2025

4.2.5 Equipment requirements

Conceptual development scenarios have been evaluated considering that mining will be based on conventional large-scale open pit truck-shovel methods supported by drill-and-blast operations. A shared mobile equipment fleet is assumed to be deployed across the Josemaria and Filo del Sol deposits, allowing equipment to be transferred between operating areas as development progresses and providing flexibility to match phased production requirements.

Indicative mining assumptions include potential use of ultra-class haul trucks (360 t payload) loaded by a combination of electric rope shovels and large hydraulic excavators. At assumed steady-state operations in development scenario used for evaluation purposes, the fleet could start at approximately 20-30 haul trucks, and may eventually consist of about 90-100 haul trucks, supported by 8-10 primary loading units (electric rope shovels and hydraulic excavators combined), sufficient to sustain peak annual material movements approaching 300 Mtpa of ore and waste. Wheel loaders are assumed for stockpile management, rehandle, and supplementary loading duties. Production drilling is assumed to be conducted using large-diameter rotary blast hole drills (270 mm), with an indicative requirement of 8-10 production drills to maintain advance drilling rates consistent with planned mining volumes for development scenario.

High level assumptions of ancillary equipment support conceptual mining activities, including dozers for dump construction and push operations, graders for haul road maintenance, water trucks for dust suppression, and service and maintenance equipment. These support units were scaled proportionally to the primary fleet and assumed material movement rates for development scenario.

Conceptual consideration has also been given to the operating philosophy including autonomous haulage, with semi-autonomous drilling, while auxiliary equipment is assumed to be manually operated. This approach may have potential to improve utilisation, reduce operating costs, and enhance safety performance however no operating model has been selected and further technical, economic and regulatory assessment would be required prior to any development decision.

4.2.6 Production schedule

Conceptual development scenario has been evaluated only assuming a staged approach to optimise capital deployment and resource extraction sequencing. The scenario prioritises sulphide concentrator development (Stage 1) with initial production from Josemaría, followed by oxide leaching production at Filo del Sol (Stage 2), and later sulphide expansion with integrated processing of both Josemaría and Filo del Sol sulphide ores (Stage 3).

Stage 1 concentrator throughput is assumed to be approximately 175,000 tpd. The Stage 2 leach facilities are assumed to be approximately for 90,000 tpd; however, the derived production scenario applied a seasonal derating to approximately nine months of annual operation for on/off pad leaching at high elevation.

The Stage 3 expansion will increase the combined processing capacity to approximately 293,000 tpd, expanding the concentrator configuration to increase capacity for crushing, grinding, flotation, regrinding, concentrate handling, and tailings management. Supporting infrastructure to transition sulphide mill feed to Filo del Sol occurs during this stage, including development of an approximately 12 km overland conveyor (including tunnels).

This conceptual development scenario is preliminary in nature and has been prepared for evaluation scenario analysis only. It is based on a Mineral Resource of which more than 50% is classified as Inferred Resources, which are subject to a high level of geological uncertainty. There is no certainty that further exploration work will result in the determination of Indicated or Measured Resources, or that the conceptual production schedule will be realised. No Ore Reserves have been declared, and economic viability has not been demonstrated.

Key outputs from conceptual development scenario are shown in Table 4-3. Metal output from the first 30 years of a conceptual production schedule is shown in Figure 4-4.

BHP | Financial results for the half year ended 31 December 2025

Table 4-3: Conceptual development scenario key outputs

Item	Unit	Value
Potential life of mine (based on resources only)	years	~74
Production schedule mill feed - concentrator	Bt	~7.0
Production schedule grades (ROM) through concentrator
Copper	percent	~0.36
Gold	grams per tonne	~0.25
Silver	grams per tonne	~3.7
Production schedule mill feed - leaching	Mt	~660
Production schedule grades (ROM) leaching
Copper	percent	~0.24
Gold	grams per tonne	~0.28
Silver	grams per tonne	~17.9
Production schedule waste tonnes	Bt	~7.1
Production schedule strip ratio (waste: ore)	ratio	~0.9:1
Production schedule average annual payable metal production
Copper	tonnes per year (000’s)	~300
Gold	ounces per year (000’s)	~500
Silver	ounces per year (000’s)	~10,000
Proportion of scenario duration feed classified as inferred	%	~50%
Proportion of feed classified as measured and indicated during scenario payback period	%	~97%

Figure 4-4: Initial 30-year conceptual production schedule metal output

BHP | Financial results for the half year ended 31 December 2025

4.3 Metallurgical Testwork

4.3.1 Testwork

Preliminary metallurgical testwork program was undertaken to characterise the processing response of the Josemaría and Filo del Sol mineralisation across oxide, transitional, and sulphide domains. Testwork was conducted progressively over several years and included contributions from multiple accredited laboratories.

For Josemaría sulphide material, testwork programs included comminution testing (JK drop weight, Bond ball mill work index), mineralogical characterisation, batch flotation testing, locked-cycle flotation testing, and concentrate quality analysis. These programs support preliminary concentrator sizing, grinding circuit selection, and recovery forecasting.

For Filo del Sol oxide material, testwork focused on column and bottle leach tests to evaluate copper and gold leach kinetics, acid consumption, and recovery variability across oxide and mixed oxide-sulphide material. Results inform the conceptual selection of heap leaching with solvent extraction-electrowinning (SX-EW) for copper recovery and Merrill-Crowe processing for precious metals.

For Filo del Sol sulphide material, metallurgical testwork included conceptual mineralogical studies, flotation response testing, regrind sensitivity testing, and concentrate impurity analysis, with a particular focus on arsenic deportment.

Testwork confirmed that conventional flotation alone would result in elevated arsenic levels in concentrate, indicating additional concentrate treatment.

The scope and results of metallurgical testwork are considered appropriate for a scoping-level assessment and have been used to inform conceptual process option and recovery assumption subject to significant uncertainty and further test work.

4.3.2 Variability assessment

Metallurgical variability has been assessed at scoping level through a structured program of testing across multiple lithological units, alteration styles, grade ranges, and mineralisation types. Variability testing has been undertaken to inform an understanding of potential influence of the impact of mineralogy, grain size, and sulphide assemblage on comminution characteristics, flotation performance, and leach kinetics.

Josemaría sulphide material generally indicates relatively consistent flotation performance across the majority of the mineral resource, with variability observed primarily associated with changes in alteration intensity and sulphide mineral proportions. Comminution variability has been used to inform preliminary grinding circuit design assumptions.

Filo del Sol oxide material displays greater variability in leach kinetics and acid consumption, particularly in transitional zones where partial sulphide content influences leach behaviour. Variability testing has informed the conceptual assumption of crush size, lift height, and irrigation rates for heap leaching.

Filo del Sol sulphide material shows significant variability in arsenic content and mineralogical associations, which has implications for flotation performance, concentrate quality, and downstream treatment requirements. Variability data have been used to inform into preliminary recovery models and high-level process assumptions.

4.3.3 Metallurgical recovery forecasts

Indicative Metallurgical recovery assumptions have been developed for scoping level evaluation based on the results of testwork completed to date and preliminary recovery modelling for each conceptual processing stage. These recovery assumptions have been applied solely to inform comparative assessment of conceptual processing scenarios and do not represent forecasts or expected operating performance.

For Stage 1 sulphide processing, indicative life-of-mine average recoveries of approximately 83-85% for copper and 60-65% for gold are assumed. Recovery is influenced by grind size, mineralogy, and sulphide liberation characteristics.

For Stage 2 oxide processing, indicative copper recoveries are expected to be high for oxide material, with gold and silver recovered through downstream Merrill-Crowe circuits. Recovery forecasts consider variability in leach kinetics and acid consumption.

For Stage 3 sulphide processing expansion, indicative flotation recoveries are impacted by mineralogical complexity and arsenic deportment. Preliminary recovery forecasts inform the conceptual combined flotation and concentrate treatment flowsheet, with overall metal recovery dependent on roasting performance and downstream handling.

Recovery forecasts remain preliminary and will be refined through additional testwork, pilot testing, and process optimisation in subsequent study phases.

BHP | Financial results for the half year ended 31 December 2025

4.3.4 Deleterious elements

Arsenic is the principal deleterious element affecting portions of the Filo del Sol sulphide resource. Arsenic occurs primarily within enargite and related copper-arsenic sulphide minerals, resulting in elevated arsenic concentrations in conventional flotation concentrates.

The presence of arsenic limits the marketability of untreated concentrate and exposes the Project to penalty charges and smelter acceptance constraints. To address this issue, the Scoping Study assumes the use of a dedicated concentrate roasting facility to thermally treat high-arsenic concentrates and produce a low-arsenic copper calcine. The scoping study assumes conceptual costs associated with building and operating a roaster; this solution will be further evaluated in future study phases.

Metallurgical testwork and conceptual engineering studies indicate that roasting can effectively reduce arsenic levels to within acceptable smelter specifications while producing a stable arsenic-bearing residue suitable for disposal. This approach is consistent with industry practice for similar high-arsenic concentrates.

4.4 Process Method

4.4.1 Process plant design

The conceptual process plant design for the Vicuña Project was developed considering the distinct metallurgical characteristics of the Josemaría and Filo del Sol deposits, and to support a staged development strategy. Different processing routes were assumed for sulphide and oxide material, reflecting mineralogy, grade distribution, and product requirements.

Stage 1 processing will consist of a conventional sulphide concentrator incorporating primary crushing, secondary crushing, grinding, and flotation. The grinding circuit configuration was selected based on comminution testwork and includes a combination of semi-autogenous grind (SAG) and ball milling to achieve the target grind size required for effective sulphide liberation. The flotation circuit will include rougher, scavenger, and cleaner stages to produce a copper-gold concentrate suitable for downstream treatment.

Stage 2 processing will focus on oxide and mixed oxide-sulphide material and will use heap leaching as the primary extraction method. Ore will be crushed to a suitable size and placed on lined leach pads, where it will be irrigated with leach solution to dissolve copper and precious metals. Pregnant leach solutions will be processed through SX-EW circuits to produce copper cathode, while gold and silver will be recovered via Merrill-Crowe processing.

Stage 3 processing will include an expansion of concentrator capacity. Sulphide processing is expected to transition to sourcing feed from the Filo del Sol deposit during this stage and the addition of concentrate treatment facilities to manage elevated arsenic levels is required. This stage will include regrinding of flotation concentrates and thermal treatment through roasting to produce a low-arsenic copper calcine.

4.4.2 Reagents and consumables

Reagents and consumables required for conceptual processing will include grinding media, flotation reagents (collectors, modifiers), leaching reagents (sulphuric acid), cyanide for precious metal recovery, lime for pH control, and fuels and lubricants for plant operation. Standard flotation and leaching reagents will be used.

Preliminary reagent consumption estimates were developed based on metallurgical testwork results and benchmarking against comparable operations. Consumables usage will vary by processing stage, with sulphide flotation requiring a different reagent suite to heap leaching and concentrate roasting.

The availability, transport, and storage of reagents were considered at a conceptual level, particularly in light of the Project’s remote, high-altitude location. Final reagent selection and consumption rates will be confirmed during detailed engineering.

BHP | Financial results for the half year ended 31 December 2025

4.4.3 Power

Power demand for the process plants will be significant and reflects the scale of comminution, flotation, electrowinning, and concentrate treatment operations. The highest power consumption will occur during sulphide processing stages, particularly in grinding and roasting circuits.

The Scoping Study contemplates connection to high-voltage transmission networks in both Argentina and Chile, providing redundancy and flexibility in power supply. Power distribution within the processing facilities will include substations, transformers, and motor control centres designed to support staged expansion.

Power supply strategies, including potential use of renewable energy sources, will be evaluated further as part of future study phases.

4.4.4 Water

Water is a critical input to the processing facilities, used for grinding, flotation, leaching, solution management, and dust suppression. Water demand will vary significantly between processing stages, with sulphide flotation and heap leaching representing the largest consumers.

The water supply strategy incorporates a staged approach, with initial reliance on permitted groundwater abstraction and longer-term supplementation through desalinated seawater sourced from the Chilean coast. Extensive water recycling within the process plants was incorporated into conceptual designs to minimise freshwater demand.

Process water quality requirements and water balance assumptions were evaluated at a high level and will be refined through detailed water balance modelling in subsequent study phases.

4.5 Infrastructure

4.5.1 Overview

The Vicuña Project requires extensive on-site and off-site infrastructure to be constructed to support potential large-scale, long-life mining and processing operations in a high-altitude, remote, and binational setting. Conceptual infrastructure development was planned in a staged manner to align with the staged Project development strategy, and to manage capital intensity, permitting complexity, and construction risk.

Infrastructure elements will include access roads, processing facilities, tailings storage facilities, waste rock storage areas, power transmission and distribution systems, water supply and distribution systems, concentrate and product transport infrastructure, camps and accommodation, and supporting services. The design and location of infrastructure are strongly influenced by topography, climate, seismicity, environmental constraints, and the Argentina–Chile border.

4.5.2 Logistics

Logistics planning for the Project reflects the need to support major construction activities, ongoing operations, and product transport over long distances and challenging terrain. Construction materials, consumables, fuel, and equipment will be transported to site primarily via established road networks in Argentina and Chile, with upgrades and new alignments required in certain areas.

For product transport, multiple logistics corridors were evaluated. Copper concentrate and calcine products are planned to be transported westward to Chilean ports for export. Logistics options considered include road haulage, overland conveyors, and slurry pipelines, with selection driven by topography, environmental considerations, permitting requirements, and operating cost.

The binational nature of the Project requires coordination of customs, border controls, and regulatory compliance for cross-border movements. Logistics planning remains at a conceptual level and will be refined as Project design advances.

BHP | Financial results for the half year ended 31 December 2025

4.5.3 Waste rock

Waste rock management strategies were developed based on geochemical characterisation, geotechnical considerations, and long-term closure objectives. Waste rock storage facilities are planned to accommodate large volumes of material generated during open pit mining and are designed to ensure physical stability and chemical integrity.

Geochemical testwork indicates that a proportion of waste rock has the potential to generate acid and metalliferous drainage. As a result, waste rock storage designs incorporate segregation, encapsulation, and water management measures to mitigate long-term environmental risks.

Waste rock storage facilities will be constructed in stages and integrated with mine scheduling. Detailed waste rock management plans will be developed during future study phases.

4.5.4 Stockpiles

Ore stockpiles are incorporated into the conceptual mine plan to provide operational flexibility, manage grade variability, and support blending requirements for different processing streams. Stockpile locations were selected based on proximity to pits and processing facilities, topography, and material handling efficiency.

Stockpile designs consider material characteristics, oxidation potential, and drainage management. Stockpiles will be managed to minimise rehandling and maintain ore quality.

4.5.5 Tailings storage

Tailings storage is a critical component of the Project infrastructure and was evaluated in the context of large-scale sulphide processing, seismic conditions, and long-term closure requirements. Multiple tailings storage facilities are planned to manage flotation tailings and leach residues generated during different Project stages.

Conceptual tailings storage facility designs incorporate staged construction, centreline or downstream embankment configurations, and robust seepage control systems. Design criteria reflect applicable international standards and guidelines, including those related to seismic design and dam safety.

Tailings management strategies will be refined through detailed geotechnical investigations, dam break analyses, and operational risk assessments in subsequent study phases.

4.5.6 Built infrastructure

Built infrastructure includes processing plants, maintenance workshops, warehouses, laboratories, offices, control rooms, fuel storage facilities, and other support buildings required for construction and operations.

Facility layouts have been developed at a conceptual level to optimise material flow, maintenance access, and operational efficiency while considering safety and environmental requirements. Detailed layout and building design will be undertaken during future engineering stages.

4.5.7 Camps and accommodation

Construction and operations camps are planned to accommodate the workforce during different stages of the Project. Camp design considers workforce size, roster arrangements, high-altitude working conditions, and health and safety requirements.

Camps are expected to include accommodation, catering, medical facilities, recreation areas, and supporting services. The scale and configuration of camps will evolve as construction and operational workforce requirements are refined.

BHP | Financial results for the half year ended 31 December 2025

4.5.8 Water management and water supply

Water management infrastructure may include collection and diversion systems for contact and non-contact water, process water distribution systems, reclaim water systems, and water treatment facilities where required.

Water supply infrastructure could be developed in stages, initially supporting groundwater abstraction and subsequently incorporating desalinated seawater delivered from the Chilean coast. Water management strategies prioritise recycling, minimisation of freshwater abstraction, and prevention of uncontrolled discharge.

Detailed water balance modelling and infrastructure design will be completed in future study phases.

4.6 Environmental considerations

4.6.1 Baseline studies

Preliminary environmental baseline studies were undertaken across the Vicuña Project area to support environmental impact assessment, permitting, and long-term environmental management. Baseline programs were conducted over multiple years and seasons to capture natural variability and to address the binational nature of the Project.

Completed baseline studies encompassed physical, biological, and socio-economic components and include surface water and groundwater hydrology, hydrogeochemistry, air quality, noise, climate, soils, flora and fauna, aquatic ecology, and socio-economic conditions. Studies were designed and executed in accordance with regulatory requirements in both Argentina and Chile.

The high-altitude Andean setting presents specific environmental sensitivities, including fragile ecosystems, limited water availability, and seasonal climatic extremes. Baseline data will be used to establish pre-development conditions and provide the foundation for impact prediction, mitigation design, and monitoring program development.

4.6.2 Monitoring requirements

Environmental monitoring requirements were defined at a conceptual level based on baseline study findings, regulatory expectations, and the scale and nature of proposed mining and processing activities. Monitoring programs are intended to verify impact predictions, assess the effectiveness of mitigation measures, and ensure ongoing compliance with permit conditions.

Proposed monitoring programs include surface water and groundwater quality and quantity, air quality (including particulate matter), noise and vibration, biodiversity indicators, tailings and waste rock facility performance, and social and community indicators. Monitoring locations, frequencies, and parameters will be refined during detailed environmental assessment and in consultation with regulatory authorities.

4.6.3 Closure considerations

Conceptual mine closure planning will be integrated into Project development from an early stage to ensure that environmental and social considerations are addressed throughout the life of the operation. Closure concepts were developed for key infrastructure elements, including open pits, waste rock storage facilities, tailings storage facilities, heap leach pads, processing plants, access roads, and camps.

Closure strategies will aim to achieve long-term physical stability, chemical stability, and, where practicable, progressive rehabilitation will be undertaken. Design considerations include landform stability, erosion control, water quality protection, and post-mining land use consistent with stakeholder expectations and regulatory requirements.

Closure planning remains at a conceptual level and will be further developed through detailed closure studies, cost estimation, and engagement with regulators and communities.

BHP | Financial results for the half year ended 31 December 2025

4.6.4 Permitting considerations

The Vicuña Project is subject to environmental permitting and approval processes in both Argentina and Chile. Permitting pathways differ by jurisdiction and reflect national and provincial regulatory frameworks, as well as the binational characteristics of the Project.

In Argentina, the Project is subject to provincial environmental impact assessment processes administered by the San Juan provincial authorities. Permits and approvals are required for mining, processing, water use, waste management, and supporting infrastructure. Historical exploration activities at the Josemaria and Filo del Sol deposits have been conducted under approved Declaración de Impacto Ambiental (DIAs), which have been periodically updated. The most recent update to the Josemaria exploration DIA is currently under review. Separate exploitation-phase DIAs, which are required prior to commencement of major earthworks, plant construction and operations, remain to be obtained and form part of the planned development schedule.

In Chile, environmental permitting is administered through the Sistema de Evaluación de Impacto Ambiental (SEIA), with requirements for Environmental Impact Studies (EIA) covering processing facilities, water supply infrastructure, concentrate treatment facilities, and transport corridors.

Permitting schedules and critical path considerations have been evaluated at a high level. Ongoing engagement with regulatory authorities is intended to support timely permitting and alignment of approvals across jurisdictions.

At the date of this Technical Assessment, no material permitting impediments were identified that would preclude advancement of the Project in accordance with the proposed staged development strategy. Outstanding permits are considered typical for projects at the current stage of study and are expected to be obtained through the normal course of regulatory review.

4.6.5 Social and heritage considerations

Social and cultural considerations are a key component of Project development, given the proximity of local communities and the presence of cultural and heritage values within the region. Stakeholder engagement programs were implemented to inform communities about Project activities and to identify and address potential concerns.

Completed baseline social studies include assessments of local demographics, livelihoods, land use, and cultural heritage. Engagement activities aim to build long-term relationships, support local development opportunities, and ensure that Project benefits are shared in a manner consistent with stakeholder expectations.

Cultural heritage management plans will be developed to identify, protect, and manage archaeological and cultural sites in accordance with applicable legislation in Argentina and Chile.

4.7 Capital cost estimate

Capital cost estimates for the Vicuña Project were prepared at a scoping-study level AACE Class 5 (+50%/-35%) and intended to support evaluation of conceptual development scenario. The development scenario adopted staged development strategy, large scale of the operation, and binational infrastructure requirements. Estimates were developed using a combination of conceptual engineering, preliminary equipment sizing, vendor quotations where available, and benchmarking against comparable large-scale copper–gold projects.

Capital costs include direct costs associated with mining, processing, tailings storage facilities, waste rock storage facilities, power and water infrastructure, access roads, camps, and other site facilities. Indirect costs included engineering, procurement, construction management, temporary facilities, freight, construction services, and contractor overheads. Owner’s costs, such as project management, permitting, study, and contingency costs, were also included.

For evaluation purposes, capital estimates were prepared in real terms (2026 basis) and have been grouped into indicative development stages corresponding to conceptual Sulphide and Oxide processing scenarios, including Stage 1 sulphide development, Stage 2 oxide leaching, Stage 3 sulphide expansion (inclusive of Filo del Sol sulphide development and supporting infrastructure). Given the early stage of Project definition, capital cost estimates are subject to a high level of uncertainty and will be refined through subsequent study phases.

The conceptual capital cost estimate is shown in Table 4-4.

BHP | Financial results for the half year ended 31 December 2025

Table 4-4: Initial Capital Cost Estimate (US$ B)

WBS Description	Stage 1 (Sulphide Mill)*	Stage 2 District Leaching	Stage 3 Filo Sulphides
Mine	1.0	0.3	0.8
Process 1	0.2	1.2	0.9
Process 2	0.9	0	1.5
Tailing Management	0.2	0	0.1
On-Site Infrastructure	0.5	0.5	0.1
Off-Site Infrastructure	0.8	0	0.3
Sub Total Direct	3.7	2.1	3.8
Indirect Cost	2.0	1.0	1.8
Sub Total Direct and Indirect	5.6	3.1	5.7
Owner Cost	0.5	0.1	0.1
Contingency	0.9	0.7	1.4
Total Capital Cost estimate	7.1	3.9	7.1

*Costs are from FID (assumed as close of calendar year 2026)

Where references are made to development ‘stages’, these are used solely as analytical groupings for comparative evaluation of conceptual development scenarios. They do not represent an adopted development sequence, approved execution plan, or committed capital schedule

4.8 Operating Cost Estimate

Operating cost estimates were prepared at a conceptual level to support scoping-level economic analysis. Operating costs included mining, processing, tailings and waste rock management, power and water supply, logistics, site services, general and administrative costs, and sustaining capital.

Mining operating costs reflected large-scale open pit operations using truck-and-shovel fleets, with cost drivers including material movement rates, haul distances, equipment productivity, and fuel consumption. Processing operating costs varied by stage and processing route, with sulphide flotation, heap leaching, SX-EW, and concentrate roasting each exhibiting distinct cost profiles.

Infrastructure-related operating costs included power transmission charges, desalination and water transport costs, tailings facility operation, and maintenance of access roads and camps. Logistics costs include transport of concentrates, calcine, cathode, and consumables.

Operating cost estimates were prepared in real terms (2026 basis) and exclude royalties, taxes, and financing costs.

Operating costs will be refined through detailed engineering, scheduling, and contracting strategies in future study phases.

A summary of the operating costs is shown in Table 4-5.

Table 4-5: Initial Operating Cost Estimate (all costs US$)

Area	Unit	Unit Costs
Mine	$/t mined	2.94
Concentrator and roaster	$/t JM sulphide throughput	7.80
Leach process	$/t leach throughput	11.16
Site services and water	$/total throughput	3.67
G&A miscellaneous	$/t total throughput	1.62
Product transport and freight	$/t total throughput	1.76
Total	$/t total throughput	19.60

Note: Costs do not total evenly due to differences between the various unit bases

BHP | Financial results for the half year ended 31 December 2025

Operating cost assumptions are indicative only and have been prepared at a scoping-study level for evaluation purposes. The breakdown reflects conceptual operating activities and processing options evaluated and does not represent adopted operating strategies, defined production stages, or steady-state operations. Operating costs are subject to significant uncertainty and will be refined through subsequent study phases

Stage 3 infrastructures, including desalinated water supply, concentrate pipeline transport, port handling and a concentrate roaster, was assumed to be developed under a build–own–operate or third-party service delivery model rather than being owned and directly operated. While these facilities will be established through capital investment at the time of construction, ongoing access to the services was treated as contracted operating expenditure.

Under this structure, the initial capital outlay could be borne by the infrastructure provider and recovered through long-term service agreements, with the Project incurring fixed annual charges and unit rates based on throughput (e.g., per cubic metre of water delivered or per tonne of concentrate transported). As a result, these costs were incorporated within operating costs rather than sustaining capital and were reflected in the financial model as recurring annual payments over the potential life of mine.

This treatment was consistent with common practice for large-scale Andean mining operations where shared or third-party infrastructure reduces upfront capital intensity and transfers construction, financing and operating risk to specialist providers. For evaluation purposes, the resulting charges were modelled as predictable fixed and variable operating costs that scale with production rather than as direct capital expenditures.

4.9 Closure Cost Estimate

Closure cost estimates were developed at a conceptual level to support evaluation of development scenario and are aligned with the closure strategies described in Section 4.6.3. Closure costs reflect the activities required to achieve long-term physical and chemical stability and to meet regulatory and stakeholder expectations in both Argentina and Chile.

Closure cost components included decommissioning and demolition of processing facilities, reshaping and rehabilitation of waste rock and tailings storage facilities, heap leach pad closure, water management and treatment where required, access road decommissioning, camp closure, and long-term monitoring, treating and maintenance.

Closure costs were estimated in real terms (2026 basis) and are based on high-level assumptions regarding closure methodologies, equipment requirements, labour, and materials. These costs are assumed to occur within the financial model at the end of the prospective project life.

Closure cost estimates will be refined in accordance with jurisdictional regulatory requirements and updated as closure plans are further developed.

A preliminary closure cost estimate is provided in Table 4-6.

Table 4-6: Initial Closure Cost Estimate (US$ B)

Area	Cost
TSF	0.8
Plant and Infrastructure	0.4
Mining	0.3
Water Treatment	1.6
Total	3.0

5. Market Assumptions

5.1 Market Studies

Market studies were reviewed to provide high level context regarding the long-term supply and demand fundamentals for copper, gold, and silver and to inform indicative market parameters for the Project’s anticipated product streams. These studies drew on publicly available market data, consultant reports, and internal analyses and were intended to support a scoping-level economic assessment.

BHP | Financial results for the half year ended 31 December 2025

The conceptual project development scenario is expected to produce a suite of products, including copper concentrate, roasted copper calcine, copper cathode, and gold-silver doré. Market studies considered the size and growth of global copper demand, driven by electrification, renewable energy deployment, and decarbonisation trends, together with constraints on new supply arising from declining grades, permitting challenges, and capital intensity.

Precious metals markets were assessed in the context of global investment demand, industrial use, and central bank activity.

The completed market studies remain high-level and are not intended to represent price forecasts.

5.2 Commodity and Exchange Rate Forecasts

Commodity price and exchange rate assumptions are required for economic evaluation but remain preliminary at the time of this report. Long-term price assumptions for copper, gold, and silver were based on consensus market views and publicly available forecasts and were expressed in real terms (2026 basis). The metal prices used in the economic analysis are shown in Table 5-1.

Table 5-1: Metal Prices used in Scoping-Level Economic Analysis

Metal	Units	Value
Copper	US$/lb	4.60
Gold	US$/oz	3,300
Silver	US$/oz	40.00

Exchange rate assumptions reflected the binational nature of the Project and the exposure to multiple currencies, including the Argentine peso, Chilean peso, and US dollar. Inflation assumptions and escalation factors will be applied consistently across capital and operating cost estimates.

The capital cost estimate was stated in United States dollars (USD or US$) at the Q2 2025 currency exchange rate of 1USD : 1,300ARS where converted from local currency.

The exchange rates were used to convert currencies of origin (vendors and contractors) to the reporting currency.

High levels of inflation have persisted in Argentina throughout the latter part of the 20th century and throughout the entirety of the 21st century with interspersed periods of hyperinflation. In 2023, Argentina experienced another round of hyperinflation which has recently decreased owing to economic reforms put in place by the current government, although it has still been at levels well above those seen in developed economies. The Project assumes that under the new RIGI investment regime (see Section 6.3), the impact of inflation on project economics will become much less prevalent than in the past with the allowance for US$ rather than Argentine peso book-keeping, the improvements in value-added tax treatment and unshackling the ability of foreign companies to freely keep and/or move export revenue outside of Argentina’s borders.

5.3 Contracts

Marketing and offtake arrangements for the Project’s products have not yet been finalised. Market studies assume that products will be sold into prevailing spot and contract markets consistent with industry practice.

For copper concentrate and calcine, assumptions reflect treatment and refining charge structures, penalties for deleterious elements, and logistics costs to port. For copper cathode and gold-silver doré, assumptions reflect refined metal pricing and standard marketing deductions.

Contractual arrangements, including offtake agreements, transport contracts, and concentrate treatment arrangements, will be developed as the Project advances. JOGMEC has an option to purchase an offtake of 40% of Josemaria concentrate at prevailing market prices should they choose to exercise the right, subject to the terms and conditions of the relevant agreement.

BHP | Financial results for the half year ended 31 December 2025

6. Evaluation

6.1 Economic Analysis

An economic analysis was undertaken at a scoping-study level to assess the potential economic outcomes for the conceptual development scenario of the Vicuña Project and to inform comparison of development options. The analysis is based on preliminary capital and operating cost estimates, conceptual mine plans, metallurgical recovery assumptions, and high-level market assumptions. It does not represent an investment recommendation and does not demonstrate economic viability since no Ore Reserves have been declared.

The economic model for the conceptual development scenario reflects the staged development strategy. The analysis includes estimates of revenue, operating costs, sustaining capital, closure costs and high-level taxation but excludes financing structures.

Economic results are preliminary and subject to a high degree of uncertainty due to the early stage of Project definition and reliance on Inferred Mineral Resources.

For clarity and consistency with the annual budgeting cycle, the evaluation reference date for the economic analysis is 1 January 2027, which corresponds to the start of the first full fiscal year following assumed project start date.

Costs used in the calculation of economic metrics are provided from the evaluation date moving forward.

This evaluation has relied in part on Inferred Mineral Resources which carry high uncertainty and may never yield the metal or characteristics that eventually result in Ore Reserves and metal production.

The after-tax net present value, at an 8% discount rate assuming mid-year discounting is US$9.5 B. The internal rate of return, after-tax, is 14.8%. The payback period is 8.4 years from start of processing.

A summary of the preliminary cashflow analysis is provided in Table 6-1.

Table 6-1: Preliminary Economic Summary

Project Metric	Units	Indicative Value
After-tax NPV @ 8%	US$ billion	9.5
After tax IRR	percent	14.8
Undiscounted after-tax cash flow (project duration)	US$ billion	86
Payback period from start of processing (undiscounted, real after-tax cash flow)	years	8.4
Sustaining capital expenditure (excluding closure) for project duration	US$ billion	21.9
C1 cash costs (net of byproducts)	US$/lb Cu	0.74
All-in sustaining cash costs (net of byproducts)	US$/lb Cu	1.38

BHP | Financial results for the half year ended 31 December 2025

6.2 Sensitivity Analysis

Sensitivity analyses were conducted at a high level to evaluate the Project’s exposure to variations in key input assumptions. Sensitivities typically considered changes in metal prices, operating costs, capital costs, and metallurgical recoveries.

Sensitivity results were used to identify key value drivers and risk areas rather than to provide definitive evaluation outcomes.

6.3 Taxation and Royalties

6.3.1 Royalties in Argentina

San Juan Provincial Royalty

San Juan provincial royalties will be applicable to all copper concentrate sales. According to current legislation, the rate of provincial royalty is capped at 3% of pithead value. The pithead value has been calculated by deducting all site operating costs (processing, infrastructure and G&A), except mining operating costs, from project net revenue. Ongoing negotiations with the provincial government of San Juan are progressing towards allowing the province of San Juan to declare the powerline and access road of provincial interest which would allow Vicuña to offset the significant expenditure in powerline and access road against 70% of royalty payments, reducing the provincial payment for a number of years until that investment is fully paid off. At the end of the life of the mine, Vicuña would turn ownership of the access road and powerline over to the province.

The updated RIGI law (refer to Section 6.3.2) allows the provinces to charge up to 5% royalties to a mining project. It is believed that the provincial trust fund (discussed below) would be considered as part of the maximum royalty. The ultimate rate of provincial royalty, infrastructure funding requirements and associated offsets for infrastructure costs incurred by the Project will be mutually agreed between Vicuña and the Government of the Province of San Juan in conjunction with the project approvals and permitting process.

San Juan Provincial Trust Fund

Recently the government of San Juan enacted a 1.5% of gross sales “provincial trust fund” payment on mining properties under its jurisdiction, including the Veladero mine located nearby to Josemaria. Based on negotiations between Vicuña and the San Juan government, it is assumed that this fee will be enacted on Vicuña and has hence been modelled in the financial model.

Lirio DPMA Royalty

One private royalty was considered in accordance with advice received from Josemaria Resources. This royalty, Lirio DPMA, is applicable to the majority of the lease, and was modelled as applying to all sales. It consists of a $2M lump-sum payable in the third year of production and 0.5% net profit royalty for the subsequent 10 years of production.

BHP | Financial results for the half year ended 31 December 2025

6.3.2 Taxes in Argentina

Incentive Framework for Large Investments (RIGI)

A bill for a new tax law known in Spanish as the “Regimen de Incentivo para Grandes Inversiones” (RIGI) or Incentive Framework for Large Investments was passed by the Argentine congress on June 28, 2024. This law applies to projects soliciting new foreign investment of US$200M or more with maximum benefits afforded to Long-Term Strategic Export Projects requiring in excess of US$2B of foreign investment, known as RIGI PEELP. The Vicuña Project has made an application to enter into the RIGI PEELP fiscal stability program to be eligible for the maximum benefits.

Notable benefits include the following:

•	Corporate income tax rate: change from 35% to 25%.

•	Export duties: change from a sliding scale based on copper price to 0%.

•

Value-added tax: gives the special-purpose vehicle the ability to pay value-added taxes by federally endorsed Tax Credit Certificates that do not require any outlay of actual money, therefore reducing value-added tax impacts on working capital and inflation erosion to zero;

•	Debits and credits tax: debits and credits become can be 100% offset against corporate income tax.

•	Allows inflation adjustments for income tax assessments pursuant to Argentina’s Consumer Price Index and allowance for book-keeping in US$.

•	Carry forward of net operating losses for future application against income taxes without any time limit.

Foreign proceeds from exports will become freely available to the enterprise after four years of enrolment in RIGI (the stage 1 construction project will take at least four years, so revenue will be fully available to the enterprise as soon as production commences).

In order to access the RIGI benefits, the local special-purpose vehicle must submit an investment plan for the operation and must agree to spending at least 20% of the minimum amount for the application (20% of $2 B) over the following two years but can be retroactive to the time when the bill passed congress (June 2024); Vicuña will spend $400M in the year of 2026 to meet this initial requirement.

Tax Stability

Under the Federal Mining Investment Law and RIGI, tax/fiscal stability for mining projects is granted for a period of 30–40 years (40 years for Long-Term Strategic Export Projects, applicable to Vicuña) which ensures the mining company maintains a consistent taxation regime over the enforceable period.

Tax stability dispute resolution is conducted under the rules of ICC or ICSID with arbitrators who are neither Argentine nor nationals of the investor’s country.

Corporate Tax

Corporate income tax was modelled in a simplified manner, as is appropriate for a scoping-level of study. The current rate of Argentina corporate income tax is 35%; however, RIGI reduces this rate to 25%. Accordingly, the rate of corporate income tax applied in the base case model is 25%.

RIGI has full allowance for tax losses to be carried forward with accounting in US$, protecting Vicuña from currency depreciation.

Federal Export Tax

The current legislation provides for the application of an export tax, levied on sales of up to 8% based on a sliding scale of copper prices, however, the RIGI tax bill negates this tax. This tax is unlikely to be relevant for Vicuña.

Value Added Tax

The RIGI law allows Long-Term Strategic Export Projects to pay value-added taxes to vendors with federally endorsed tax credits which means no money changes hands. This negates the previous regime which would require the company to pay value-added taxes up front in pesos and then reclaim it from the government in pesos later subjecting the value to currency depreciation in addition to the impact from the time value of money.

BHP | Financial results for the half year ended 31 December 2025

Debits and Credits Tax

This tax is applicable on certain debits and credits on bank accounts opened with local financial institutions (that act as withholding agents) and on movements of funds through organized payment systems replacing the use of bank accounts. The main exemptions related to the project are the collection of export proceeds and credits for loans received from financial institutions.

The applicable rate is 0.6% per debit and 0.6% per credit. RIGI allows for 100% of this tax to be deductible from income taxes thus rendering the tax with effectively no impact.

Wealth Tax

The Argentina wealth tax is a 0.5% annual tax on equity which can be depreciated on book value of capital costs via reserve units of production once production begins.

6.3.3 Royalties in Chile

The mining royalty taxation is structured as a hybrid tax consisting of two main components that target both gross revenue and operational profitability.

The ad valorem component is applied to copper producers whose annual sales exceed 50,000t of fine copper; annual copper sales are subject to a flat 1% tax rate. If the mine is not profitable this tax is adjusted and, in some cases, doesn’t need to be paid to support struggling operations.

The profitability-based royalty is applied to the miner’s RIOMA (Renta Imponible Operacional Minera Ajustada), a Spanish acronym for an adjusted measure of mining operating income derived from the corporate income tax base.

RIOMA is calculated by adjusting the corporate tax base as follows:

•

Add back interest expenses, tax loss carries forwards, accelerated depreciation and amortization, and payments made to third parties for access to the mineral resource (such as royalties, leases, mining loans, or production-sharing agreements).

•	Deduct non-mining income and related costs, as well as the Ad Valorem royalty component.

The applicable royalty rate is determined by the Mining Operational Margin (MOM), which is calculated as RIOMA divided by gross mining revenues. It ranges from 0% when production is less than 50,000 tonnes of fine copper and from 5% for mines with low operating margins and less than 50% revenues from copper, which goes up to a maximum of 26% for mines with greater than 50% proportional income from copper and operating margins above 46%.

6.3.4 Taxes in Chile

There are various withholding, capital gains, transfer pricing and thin-cap taxes relevant at the Vicuña corporate and shareholder levels which depend on decisions around financing structure and parent company dividend disbursements which are not part of the scope of this report and are therefore not modelled in the financial model. Maximum tax burden is limited to a total of 45.5% - 46.5% of taxable income (depending on sales). The actual taxation applied at Vicuña will be subject to a binational agreement adhering to the Argentina-Chile binational treaty for mine development; assumptions have been made in the financial model which will be verified and potentially modified by this agreement.

Corporate Income Tax

Corporate income tax in Chile is applied at a rate of 27% on annual net taxable income. Tax losses are deductible and can be carried forward indefinitely. Chilean tax code allows for accounting in US$ to limit impacts of changes in currency valuation.

Value Added Tax

VAT is applied at a rate of 19% but is refundable for mining exporters on goods and services directly related to export activities through credit offsets and cash refunds.

Stamp Tax

Stamp tax of 0.8% of principle applies to foreign loans paid upfront at the time of each drawdown; this tax is deductible from corporate income tax and has not been modelled in the financial model.

BHP | Financial results for the half year ended 31 December 2025

Regional Development Tax

A one-time fee of 1% of development will be applied on fixed assets and acquisition values at the end of the first year in which a project generates operational income.

Other Taxes

Export duties and municipal taxes are generally not applicable to mining companies and have therefore not been modelled in the financial model.

7. Risk and Mitigation

This section summarises the principal risks identified for the Vicuña Project at a scoping-study level and outlines high-level mitigation strategies. The risks described below are derived from the technical, environmental, commercial, and jurisdictional factors discussed in Sections 3 through 6 of this report. The identification of risks and mitigation measures is intended to inform stakeholders of key uncertainties and value drivers rather than to provide a comprehensive risk register.

Given the early stage of Project definition, the relative significance of individual risks may change as additional technical work, permitting activities, and commercial evaluations are completed.

7.1 Geological and Resource Risks

Geological and resource risks include uncertainty associated with Mineral Resource estimates, particularly the reliance on Inferred Mineral Resources in mine planning and economic analysis. Geological complexity, grade variability, and structural controls may impact resource confidence classification and geological and grade continuity assumptions.

Mitigation strategies include continued infill drilling, refinement of geological and grade models, and conversion of Inferred Mineral Resources to higher confidence classifications through additional data collection and analysis.

7.2 Mining and Geotechnical Risks

Assumptions are at scoping level, and staged pit development allowing for refinement of designs as additional data become available.

7.3 Metallurgical and Processing Risks

Metallurgical risks include variability in metallurgical performance across different ore types, particularly at Filo del Sol, and the presence of deleterious elements such as arsenic in sulphide mineralization.

Mitigation strategies include extensive metallurgical testwork, staged development of processing routes, concentrate treatment through roasting to manage arsenic levels, and ongoing optimisation of process parameters.

7.4 Infrastructure and Execution Risks

Infrastructure and execution risks arise from the scale, complexity, and binational nature of the Project. These include risks associated with construction in a remote, high-altitude environment, logistics constraints, and coordination of infrastructure development across Argentina and Chile.

Mitigation measures include staged infrastructure development, early engagement with regulators and stakeholders, optimisation of logistics corridors, and adoption of proven construction and project management practices.

7.5 Environmental, Social, and Permitting risks

Environmental and social risks include potential impacts on water resources, sensitive ecosystems, and local communities, as well as the complexity of obtaining and maintaining permits in two jurisdictions.

Mitigation strategies include comprehensive baseline studies, robust environmental and social management plans, early and ongoing stakeholder engagement, and proactive coordination with regulatory authorities in Argentina and Chile.

BHP | Financial results for the half year ended 31 December 2025

7.6 Market and Economic Risks

Market and economic risks include exposure to commodity price volatility, changes in treatment and refining charges, foreign exchange movements, and inflationary pressures affecting capital and operating costs.

Mitigation measures include staged development to manage capital exposure, sensitivity analysis to identify key value drivers, and flexibility in processing and marketing strategies.

8. Conclusions

The Vicuña Project represents a large- copper-gold Mineral Resource combining the Josemaría and Filo del Sol deposits within a single, staged conceptual development framework.

This Technical Assessment Report is preliminary in nature and is based on Mineral Resource, extensive technical work, and a clear conceptual development scenario. However, the Project remains at an early stage of evaluation, with no Ore Reserves declared and economic outcomes subject to a high degree of geological, technical, permitting and economic uncertainty.

Advancement of the Project will require continued technical de-risking through additional drilling, metallurgical optimisation, detailed engineering, environmental assessment, and permitting. Conceptual staged development scenario has been considered to provide flexibility to manage risk, capital intensity, and execution complexity as the Project progresses.

Overall, the Vicuña Project represents potential for future development subject to technical studies, environmental assessment, permitting, and stakeholder engagement. Ongoing work is required to progressively reduce uncertainty and to inform future development decisions.

9. Declarations and Consents

This Technical Assessment Report was prepared for public disclosure in accordance with the VALMIN Code (2015).

The information in this report that relates to the Technical Assessment of the Vicuña Project Mineral Assets reflects information compiled and conclusions derived by Cole Mooney, Dustin Smiley and Kirk Hanson.

Cole Mooney is an employee of Vicuña Corp. and has sufficient experience relevant to the Technical Assessment of the Mineral Assets under consideration and to the activity which he is undertaking to qualify as a Practitioner as defined in the 2015 edition of the Australasian Code for the Public Reporting of Technical Assessments and Valuations of Mineral Assets (VALMIN Code). Cole Mooney consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Dustin Smiley is an employee of Vicuña Corp. and has sufficient experience relevant to the Technical Assessment of the Mineral Assets under consideration and to the activity which he is undertaking to qualify as a Practitioner as defined in the 2015 edition of the Australasian Code for the Public Reporting of Technical Assessments and Valuations of Mineral Assets (VALMIN Code). Dustin Smiley consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Kirk Hanson is not an employee of Vicuña Corp. and has sufficient experience relevant to the Technical Assessment of the Mineral Assets under consideration and to the activity which he is undertaking to qualify as a Practitioner as defined in the 2015 edition of the Australasian Code for the Public Reporting of Technical Assessments and Valuations of Mineral Assets (VALMIN Code). Kirk Hanson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

10. References

Devine, F. 2025. Figures 3.1, 3.2, 3.3 and 3.4 in this Report: SLR Consulting (Canada) Ltd. 2025. NI 43-101 Technical Report on the Vicuña Project, Argentina and Chile: report prepared for Lundin Mining Corporation, effective date 16 June 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 17 February 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary